Tokyo and Eastern Honshu...

**EAST JAPAN RAILWAY COMPANY**






DREAM GATE





# On Track for World No. 1

## Annual Report 2004

For the year ended March 31, 2004





>> the largest in the world, 16 million passengers daily

>> Tokyo metropolitan area

>> five-route Shinkansen network

>> strong and stable core transportation business

>> the ability to leverage passenger traffic and railway assets

>> abundant and stable cash flow


OPERATING AREA
(As of June 30, 2004)
JR EAST RAILWAY NETWORK AROUND TOKYO
Ikebukuro
Shinjuku
Shibuya
Tokyo
Shinagawa
Yokohama
Shinkansen lines
Conventional lines

2 stations: More than 1,000,000 passengers / day
4 stations: More than 500,000 passengers / day
3 stations: More than 400,000 passengers / day
24 stations: More than 200,000 passengers / day

# Position

## International Railway Comparisons

Annual Passenger Kilometers (Millions)



JR East
124,916
U.K.
38,600
Germany
73,899
France
71,209
Italy
46,675
U.S.
8,965


Annual Number of Passengers (Millions)



JR East
5,846
U.K.
959
Germany
1,700
France
863
Italy
472
U.S.
23


## Tokyo Area Comparisons

Annual Passenger Kilometers (Millions)



JR East's Tokyo Metropolitan Area Network
76,278
Tobu
12,747
Tokyo Metro
16,043
Seibu
8,699
Toei
4,999
Odakyu
10,454
Keisei
3,483
Tokyu
9,290
Keihin
6,151
Keio
7,031
Sagami
2,645


Population Density (Per Square Kilometer)



Tokyo Area
2,564
Other
257
National Average
338








## Contents

# Financial Highlights

East Japan Railway Company and Subsidiaries
Years ended March 31, 2002, 2003, and 2004

| | Millions of Yen (except for per share data) | | | Percent Change | Millions of U.S. Dollars (except for per share data) |
|---|---|---|---|---|---|
| | 2002 | 2003 | 2004 | 2004/2003 | 2004 |
| **For the Year** | | | | | |
| Operating revenues | ¥2,543,378 | ¥2,565,671 | **¥2,542,297** | –0.9% | **$23,984** |
| Operating income | 316,340 | 343,095 | **351,420** | +2.4 | **3,315** |
| Net income | 47,551 | 97,986 | **119,866** | +22.3 | **1,131** |
| Depreciation | 321,995 | 322,564 | **322,300** | –0.1 | **3,041** |
| Cash flows from operating activities | 455,045 | 433,304 | **387,061** | –10.7 | **3,651** |
| Free cash flows* | 349,400 | 236,882 | **152,470** | –35.6 | **1,438** |
| Amount per share of common stock (yen and U.S. dollars): | | | | | |
| Earnings | ¥ 11,888 | ¥ 24,453 | **¥29,928** | +22.4% | **$282** |
| Cash flows from operating activities | 113,761 | 108,347 | **96,784** | –10.7 | **913** |
| **At Year-End** | | | | | |
| Total assets | ¥7,022,271 | ¥6,853,403 | **¥6,781,692** | –1.0% | **$63,978** |
| Long-term debt (including current portion) | 2,060,838 | 1,942,983 | **1,940,321** | –0.1 | **18,305** |
| Long-term liabilities incurred for purchase of railway facilities** (including current portion) | 2,318,997 | 2,174,581 | **2,034,203** | –6.5 | **19,191** |
| Total long-term debt (sum of two items above) | 4,379,835 | 4,117,564 | **3,974,524** | –3.5 | **37,496** |
| Total shareholders' equity | 930,746 | 981,856 | **1,100,176** | +12.1 | **10,379** |
| | Percent | | | | |
| **Financial Ratios** | | | | | |
| Net income as a percentage of revenues | 1.9% | 3.8% | **4.7%** | | |
| Return on average equity (ROE) | 5.1 | 10.2 | **11.5** | | |
| Ratio of operating income to average assets (ROA) | 4.4 | 4.9 | **5.2** | | |
| Equity ratio | 13.3 | 14.3 | **16.2** | | |
| Debt-to-equity ratio | 650.7 | 594.6 | **513.7** | | |

* Net of cash flows from operating activities and cash flows from investing activities
** Long-term liabilities incurred for purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities, and the Tokyo Monorail facilities

### Operating Revenues and Operating Income


Billions of Yen
Billions of Yen
3,000
2,400
1,800
1,200
600
0
500
400
300
200
100
0
'00
'01
'02
'03
'04

■ Operating revenues
■ Operating income

### Net Income


Billions of Yen
120
90
60
30
0
'00
'01
'02
'03
'04

### Total Long-Term Debt


Billions of Yen
5,000
4,000
3,000
2,000
1,000
0
'00
'01
'02
'03
'04

■ Long-term liabilities incurred for purchase of railway facilities
■ Long-term debt

### Total Assets and Total Shareholders' Equity


Billions of Yen
Billions of Yen
8,000
6,000
4,000
2,000
0
1,200
900
600
300
0
'00
'01
'02
'03
'04

■ Total assets
■ Total shareholders' equity

### Cash Flows from Operating Activities


Billions of Yen
500
400
300
200
100
0
'00
'01
'02
'03
'04

Notes: 1. Yen figures have been translated to U.S. dollars at the rate of ¥106 to US$1 as of March 31, 2004, solely as a convenience to readers.
2. There were 96 consolidated subsidiaries as of March 31, 2000, 96 in 2001, 101 in 2002, 101 in 2003, and 98 in 2004.

# JR East at a Glance

**Consolidated Operating Revenues**
For fiscal 2004

- ■ Transportation 71%
- ■ Station Space Utilization 14%
- □ Shopping Centers & Office Buildings 7%
- ▩ Other Services 8%



**Consolidated Operating Income**
For fiscal 2004

- ■ Transportation 75%
- ■ Station Space Utilization 7%
- □ Shopping Centers & Office Buildings 13%
- ▩ Other Services 5%



Profile | Business Results

## TRANSPORTATION



JR East's 7,526.8-kilometer rail network (excluding Tokyo Monorail) covers the eastern half of Honshu (mainland), including the Tokyo metropolitan area. JR East operates a transportation business whose mainstay is passenger transportation by railway through the use of this very profitable network. In fiscal 2004, ended March 31, 2004, transportation operating revenues were ¥1,798.1 billion ($16,963 million) and operating income was ¥262.8 billion ($2,479 million).


Billions of Yen
Billions of Yen
2,000
1,500
1,000
500
0
400
300
200
100
0
'01
'02
'03
'04
■ Operating revenues
□ Operating income

## STATION SPACE UTILIZATION



About 16 million passengers embark at JR East's stations every day. Station space utilization offers retailing and restaurant services to these customers through outlets at stations and sales inside trains. Station space utilization operating revenues were ¥366.4 billion ($3,457 million) and operating income was ¥27.2 billion ($256 million) in fiscal 2004.


Billions of Yen
Billions of Yen
400
300
200
100
0
40
30
20
10
0
'01
'02
'03
'04
■ Operating revenues
□ Operating income

## SHOPPING CENTERS & OFFICE BUILDINGS



JR East leases space to retailers and other tenants in shopping centers and office buildings developed on property already owned by JR East within or near station premises throughout its service area. Shopping centers & office buildings operating revenues were ¥175.2 billion ($1,653 million) and operating income was ¥46.3 billion ($437 million) in fiscal 2004.


Billions of Yen
Billions of Yen
200
150
100
50
0
60
45
30
15
0
'01
'02
'03
'04
□ Operating revenues
□ Operating income

## OTHER SERVICES



JR East conducts a number of other business activities, most of which are aimed at leveraging the customer base at railway station and other facilities of its core passenger railway business. Major businesses in the other services segment include advertising and publicity, hotel operations, information services, housing development and sales, credit card business, and other services. Additional activities include construction and car rentals. In fiscal 2004, other services operating revenues were ¥202.5 billion ($1,911 million) and operating income was ¥17.9 billion ($169 million).


Billions of Yen
Billions of Yen
300
200
100
0
30
20
10
0
'01
'02
'03
'04
■ Operating revenues
□ Operating income

Notes: 1. Operating revenues mean operating revenues from outside customers.
2. Yen figures have been translated to U.S. dollars at the rate of ¥106 to US$1 as of March 31, 2004, solely as a convenience to readers.

## Message from the Management



Masatake Matsuda
Chairman



Mutsutake Otsuka
President and CEO

During fiscal 2004, ended March 31, 2004, JR East worked to maximize revenues by making optimal use of its management resources, including the Shinkansen and other railway networks as well as stations. At the same time, JR East took steps to increase its operational efficiency, such as conducting thorough overall expense reviews and implementing asset streamlining measures. Operating revenues decreased 0.9%, to ¥2,542.3 billion ($23,984 million), due to a decline in revenues from the station space utilization segment and to a restructuring of the other services segment. However, operating income rose 2.4%, to ¥351.4 billion ($3,315 million), as a result of reduced personnel expenses and other factors. Net income increased 22.3%, to ¥119.9 billion ($1,131 million), attributable to lower interest expense stemming from a reduction in interest-bearing debt and a decrease in loss on sales of fixed assets.

Fiscal 2005, ending March 31, 2005, is the fourth year of JR East's *New Frontier 21* medium-term business plan. To the greatest extent possible, JR East will strive to achieve the plan's goals ahead of schedule and will formulate a new medium-term business plan that will come into effect from fiscal 2006. JR East's operating environment continues to be difficult, with challenges including intensifying competition in the transportation market and declines in the working-age population. In this setting, JR East must thoroughly pursue customer satisfaction and increase revenues. Specifically, in railway operations, JR East will enhance its Tokyo metropolitan area network and step up its Shinkansen sales efforts by boosting product attractiveness and promoting the strengthened Shinkansen network. In non-transportation businesses, JR East will actively develop its operations by drawing on its biggest resource, its stations, while moving ahead with new large-scale projects that contribute to urban revitalization, such as a Tokyo station district development plan. For *Suica*, JR East will take steps to enhance convenience and services.

JR East will endeavor to fulfill the entrustment of the shareholders and investors, adhering to its group policies. As in the past, we respectfully ask for your support and cooperation for the management team of JR East.

June 2004

Masatake Matsuda

Masatake Matsuda, Chairman

Mutsutake Otsuka

Mutsutake Otsuka, President and CEO

# GROUP POLICIES

The JR East Group will aim to function as a corporate group providing high quality and advanced services with railway businesses at its core while achieving sound management.

For this purpose, every individual employee of the group will endeavor to support safe and punctual transportation and supply convenient and high-quality products. Every employee will take on the challenge of improving the standard of services and raising the level of technology in order to further gain the confidence and trust of customers.

As a "trusted life-style service creating group," we will go forward with our customers to contribute to the achievement of a better living, the cultural development of local communities, and the protection of the global environment.



Mutsutake Otsuka
President and CEO

**FISCAL 2004**

**Q. Looking back over fiscal 2004, ended March 31, 2004, how do you evaluate JR East's performance and operational developments?**

**A.** Fiscal 2004 was extremely significant as the pivotal year of JR East's *New Frontier 21* medium-term business plan. We began the year thinking our performance in the year ahead would enable us to determine how quickly we would be able to reach the targets of *New Frontier 21*, which is scheduled to end in fiscal 2006.

Unfortunately, the outbreak of SARS (severe acute respiratory syndrome) and geopolitical instability associated with the war in Iraq had a serious impact on revenues in April and May 2003. Recovering from that initial setback was a major challenge. However, through a concerted effort we attained revenues only marginally lower than in fiscal 2003. Moreover, given our second-half momentum, I think we performed solidly in fiscal 2004.

Meanwhile, we progressed with cost reductions by reforming cost structures, particularly those related to personnel, maintenance, and interest payments.

As a result of those initiatives, we recorded a year-on-year increase in operating income and a new high for net income. Considering the factors I just mentioned and the strategic importance of the year, I am satisfied with our results for fiscal 2004.

In operational developments in fiscal 2004, we enhanced passenger convenience, focusing on the Shinkansen and Tokyo metropolitan area networks. In the Shinkansen network, growing numbers of tourists to the northern Tohoku region ensured continued demand for the *Hayate* service—launched to coincide with the extension of the Tohoku Shinkansen line to Hachinohe in December 2002. In the Tokyo metropolitan area network,

"We recorded a year-on-year increase in operating income and a new high for net income. Considering the strategic importance of the year, I am satisfied with our results for fiscal 2004."

short-distance passengers rose steadily on the back of *Suica*'s growing popularity.

In non-transportation businesses, major developments included the opening of the *JR Shinagawa East Building* in March 2004. Despite the current over-supply of office space in downtown Tokyo, tenants quickly filled the new building thanks to the convenience afforded by its prime location abutting Shinagawa station and other features, such as state-of-the-art office facilities. The building's lower floors are devoted to shops and restaurants, which are outperforming initial expectations.

In February 2004, we unveiled *Hotel Dream Gate Maihama,* which has been built under elevated railway tracks at Maihama station, the entrance to Tokyo Disney Resort. In collaboration with Takenaka Corporation, we have developed new construction technology that enables the creation of a quiet environment on a par with conventional hotels under elevated railway tracks, an area normally regarded as unsuitable for such facilities. I believe this new technology will broaden the scope of our business development.

Also, the number of *Suica* holders is growing steadily. At the outset, we estimated there would be around five million holders after three years. Today, in only two and a half years since we launched the system, more than nine million passengers use *Suica*. From August 2004, it will be possible to use *Suica* on West Japan Railway Company's network and vice versa. Furthermore, transportation companies in the Kanto region, which includes metropolitan Tokyo, plan the staged introduction of mutually usable IC cards in fiscal 2007. Therefore, I think that reaching 20 million users of such cards is no longer a dream.

Given those successes, I think the development of our operations during the fiscal year was favorable overall.

Unfortunately, however, a few incidents considerably inconvenienced our customers in fiscal 2004. Errors during engineering work to replace railway tracks on the Chuo line, in the Tokyo metropolitan area, forced JR East to halt trains on the line for several hours.

We thoroughly analyzed the causes of the incidents and immediately took appropriate countermeasures. Since then, all major engineering works for railway track replacement have been carried out according to plan as a result.

**TOWARD ENHANCED RELIABILITY**

**Q. Could you talk in more detail about the backdrop of the Chuo line incident?**

**A.** First, let me explain why we undertook such a large-scale engineering project. Normally, we split such large engineering works for railway track replacement into several parts. Admittedly, the resulting small-scale engineering projects are comparatively easy to manage and implement. On the other hand, numerous small projects increase the frequency of train stoppages, which leads to greater inconvenience for passengers.

With that in mind, we prepared and implemented a plan designed to lessen the burden placed on passengers and local communities by undertaking a one-time, large-scale engineering project. We deeply regret the considerable inconvenience that this incident caused.

To upgrade operations based on the lessons learned from this experience, we are leaving no stone unturned in our efforts to identify and deal with problem areas.

We operate more than 12,000 trains a day. Our basic mindset is that all of those trains must run without a second's delay every day. To regain the trust of our customers, each one of our employees is committed to going back to operational basics and starting afresh.

# *New Frontier 21*

Medium-Term Business Plan of JR East

**Overview**

In November 2000, JR East announced a medium-term business plan called *New Frontier 21*, which will cover the five-year period extending from fiscal 2002 to fiscal 2006. The plan targets a critical point in JR East's development, setting forth a vision and a concrete action plan. All actions are aimed at withstanding the dramatic changes in the group's highly competitive operating environment.


Creating Customer Value and Pursuing Customer Satisfaction
Raising Shareholder Value
Creating Motivation and Vitality

**Group Vision**

In this plan, our vision is to become a *Trusted Life-Style Service Creating Group*. We will strengthen our management base and push ahead with reforms to realize this vision. In particular, we will steer our operations to meet the following five criteria:

### I. Creating Customer Value and Pursuing Customer Satisfaction

(Building a corporate group for providing customers with "trust," "comfort" and "excitement.")

The starting point for the development of JR East is our customers. Based on this awareness, we will commit ourselves thoroughly to a customer orientation, unite the creation of new customer value and seek to gain a higher level of appreciation from our customers.

### II. Innovation of Business through the Creation of Technologies

(Building a corporate group for the integration of advanced technologies.)

JR East will integrate advanced technologies in order to create new added value and thereby refine our railway businesses. Our goal shall be to become the "World's Number-one Railway" in terms of safety, convenience, promotion of advanced technologies, comfort and efficiency.

### III. Harmony with Society and Coexistence with the Environment

(Building a corporate group which harmonizes with society and gains the respect of the global community.)

While pursuing social missions such as coping with global environmental problems and the rapid aging of society, we will also maintain a fair stance towards global competition. We will enhance management transparency and go forward as a corporate group open to the world.

### IV. Creating Motivation and Vitality

(Building a corporate group offering a working motivation and a sense of accomplishment through a free and liberal approach to work.)

Free Cash Flows*


Billions of Yen
349.4
236.9
189.2
152.5
200.0
3/'01 3/'02 3/'03 3/'04 3/'06
(Target)

Return on Average Equity (ROE)


%
11.5
10.2
10.0
7.8
5.1
3/'01 3/'02 3/'03 3/'04 3/'06
(Target)

Ratio of Operating Income to Average Assets (ROA)


%
5.5
5.2
4.9
4.4
4.4
3/'01 3/'02 3/'03 3/'04 3/'06
(Target)

Nonconsolidated Total Long-Term Debt**


Billions of Yen
4,537.5
4,220.7
4,006.7
3,787.5
3,905.1
¥750.0 Billion Reduction
3/'01 3/'02 3/'03 3/'04 3/'06
(Target)

Number of Employees of Parent Company


Number of Employees
75,380
72,645
71,186
68,857
65,380
10,000 Employees Reduction
4/'01 3/'02 3/'03 3/'04 3/'06
(Target)

* The original target for free cash flows was ¥180.0 billion. It was raised to ¥200.0 billion in November 2001.

**The original target for total long-term debt was ¥500.0 billion reduction in five years. It was raised to ¥750.0 billion reduction in five years and ¥500.0 billion reduction in the first three years in November 2001. The target for the first three years has already been achieved in two years.

V. Raising Shareholder Value

(Building a corporate group meeting shareholder expectations through the improvement of consolidated performance.)

We have set our five numerical goals as above.

**Strategies to Transform the Vision into Reality**

We have formulated a number of business strategies for the purpose of fulfilling our *New Frontier 21* vision. First is our *Station Renaissance* program, which aims to achieve the best possible allocation of group business activities at railway stations, our greatest business resource. Naturally, this requires that we conduct an exhaustive review of the layout of station facilities to open up new space for business activities. Another element of our *Station Renaissance* program is large-scale developments at main stations in the Tokyo metropolitan area.

Another strategy is to utilize IT and other new technologies. One example is the creation of a new railway operating system by drawing on a broad range of IT resources. The system will improve the safety and accuracy of our railway operations. Another is the creation of business models that give us a substantial advantage over competitors making the most of our infrastructure, which is ideally suited for IT-oriented businesses. As a central part of this drive, we will use our IC card, *Suica*, which was introduced in 2001, to offer cashless and ticketless transportation services. Many other new businesses are on the drawing board.

In transportation businesses, we will concentrate on making more gains in safety and service quality and on improving our operating system, such as by strengthening our service network. In non-transportation businesses, we will focus our resources on businesses where we can achieve synergies with our railway operations and where we have competitive superiority. Strategic alliances with partners outside JR East and the realignment of group companies will be central to this drive.



**"I have sought to reignite the group's overall sense of urgency by bringing *New Frontier 21* to an early conclusion and focusing our attention on the next plan."**

## CORPORATE GOVERNANCE

**Q. What steps is JR East taking to enhance corporate governance and management speed?**

**A.** Thanks to revisions of laws and ordinances, companies now have several corporate governance options. In addition to the traditional "auditor system" based on a structure of checks and balances among directors and auditors, companies can choose from a committee system form of governance or a system incorporating committees responsible for significant assets. In my view, none of those governance systems is definitively better than any other; each has strengths and weaknesses. Accordingly, I think that the focus of management should be on establishing structures that counterbalance each system's demerits.

JR East's mainstay railway operations have certain distinctive features. Returns on investments are extremely long term. Extensive experience is needed to ensure safety—our top operational priority. Accordingly, we believe that long-term employment is a precondition to ensure and improve safety. Given those characteristics, JR East encourages medium-to-long-term management thinking.

In light of the nature of its operations, I think that the auditor system of governance is best suited to JR East. However, that system is said to have two deficiencies: slow decision making and inadequate transparency.

Aiming to compensate for those shortcomings, JR East has sought to invigorate debate among its management team by streamlining its Board of Directors. JR East's articles of incorporation allow for the appointment of 40 directors. At its largest, our Board of Directors reached 36 members. In recent years, however, we have been steadily reducing director numbers. In June 2004, the shareholders' annual meeting downsized the board to 23 directors.

Moreover, JR East's management team is actively incorporating the viewpoints of veteran managers from other business areas. Two outside corporate directors sit on the Board of Directors and four of JR East's five corporate auditors are outside corporate auditors.

I am confident that this system offsets the commonly identified disadvantages of the auditor system by facilitating lively discussion, expeditious decision making, and high levels of transparency.

## *NEW FRONTIER 21*

**Q. How is the implementation of JR East's *New Frontier 21* medium-term business plan progressing?**

**A.** When we prepared *New Frontier 21*, we faced two urgent issues. First, we had to achieve full privatization. Second, we needed to strengthen the cohesion of JR East as a group.

We realized full privatization in June 2002, soon after launching *New Frontier 21*. Also, we have successfully advanced toward the goals and numerical targets of *New Frontier 21*, provided additional railway services, and developed new businesses. In many cases, progress has been faster than anticipated. We expect to reach several of *New Frontier 21*'s five numerical targets during fiscal 2005 and the remainder in fiscal 2006.

Given the imminent successful completion of the current medium-term business plan, I am concerned that we could become complacent. Before that happens, I have sought to reignite the group's overall sense of urgency by bringing *New Frontier 21* to an early conclusion and focusing our attention on the next plan.

## OPERATIONAL OUTLOOK

**Q. What business development plans does JR East have?**

**A.** I believe that the best way to view JR East's operational development is in three separate time frames. First, we have to think about how to meet the challenges of current and coming fiscal years. Second, we must consider optimal business strategies over a three-to-five-year term. We need to start formulating concrete measures for projects in that time frame. Last, a range of basic proposals is required to fuel visions and debate relating to where we want to be a decade from now.

With that in mind, I will outline specific operational plans based on the periods through fiscal 2006, fiscal 2011, and fiscal 2016.

In the period through fiscal 2006, we intend to substantially increase the frequency of services on the Shonan-Shinjuku line in autumn 2004, which will generate substantial revenues. Following the completion of a track overpass crossing at Ikebukuro station in June 2004, JR East will raise the number of trains operating on the Shonan-Shinjuku line from 38 to 64 round trips a day. Further, as part of efforts to enhance services, plans call for the introduction of *Green Car* (first class cars) services on the Takasaki, Utsunomiya, and Shonan-Shinjuku lines in autumn 2004.

Meanwhile, in fiscal 2006 large-scale developments currently under way within Omiya, Shinagawa, and other stations are due to be completed as part of JR East's *Station Renaissance* business strategy. In the same fiscal year, a building that is being developed on the Marunouchi side of Tokyo station in collaboration with Mitsubishi Estate Co., Ltd., is slated for completion.

In the period through fiscal 2011, we will proceed with redevelopment plans that will transform the appearance of the area around Tokyo station. On the station's Yaesu side, we will construct two 200-meter high-rise buildings, while on the Marunouchi side we will restore the station building to its original form. Also, we will undertake development projects to freshen up the look of squares on the Marunouchi and Yaesu sides of the station.

Further, plans call for the completion of construction of a route that will join together the Ueno–Tokyo segment of the Tohoku line, the Takasaki line, and the Joban line with the Tokaido line in fiscal 2010. This new route, which we call the Tohoku through line, will enhance passenger convenience by linking the north and south of the Tokyo metropolitan area via a different route from the Shonan-Shinjuku line.

By fiscal 2016, we intend to free up an extensive area of land in the Shinagawa district of central Tokyo by reorganizing lines at our rail yard. Of course, this new project will require consultations with local governments and other procedures. However, redevelopment of the area will be possible in this way.

Also, we plan to strengthen our competitiveness with airlines by extending the Tohoku Shinkansen line to Shin-Aomori and the Hokuriku Shinkansen line to Toyama.

**Q. JR East seems to have a very full business development schedule.**

**A.** It certainly is intensive. However, from a longer-term perspective, we have to prepare to deal with such issues as falling birthrates and an aging population, which will affect Japan as a whole.

I want to leverage demographic trends to achieve positive changes in our railway and travel agency businesses. Japan's baby boomer generation comprises roughly seven million people born between 1947 and 1949. And, a large proportion of that group will retire between 2007 and 2009. In other words, there will be a dramatic increase in the number of people with



## "We aim to simultaneously heighten levels of safety, comfort, and efficiency. And, we are confident that this is possible."

abundant leisure time. Accordingly, we aim to trigger a travel boom by offering enjoyable travel packages that will appeal to such individuals. I see the graying of Japanese society as a new business chance rather than as a cause for concern.

### SAFETY AND EFFICIENCY

**Q. Which areas will JR East focus on with respect to enhancing safety and efficiency?**

**A.** First of all, I would like to emphasize that it is possible to improve safety and efficiency at the same time. Occasionally, people mistakenly assume that advances in those two areas are mutually incompatible. We aim to simultaneously heighten levels of safety, comfort, and efficiency. And, we are confident that this is possible.

Of course, a sense of professional pride among employees underpins all efforts to enhancing safety. On the other hand, making mistakes is part of being human. For that reason, it is vital to thoroughly examine the kind of backup systems needed to preempt such errors.

With that in mind, JR East has consistently directed roughly 40% of its annual capital expenditures—between ¥80 billion and ¥90 billion—to ongoing investments in safety-related measures. In those investments, we develop fail-safe systems that automatically override operator mistakes. At the same time, we are also building fully automated systems. Thanks to those initiatives, the number of operational railway accidents has fallen in recent years. In fiscal 2004, there were about 75% fewer such accidents than in fiscal 1988, the year of JR East's establishment.

As our first operational priority, safety is the keystone of our management philosophy. Eliminating negligence by approaching safety issues head on enables the sound development of JR East's railway operations, which in turn lends impetus to the development of non-transportation operations. I want to further reinforce that cycle.

Enhancing operational efficiency is a constant management issue for companies. I have frequently stated that strengthening human resource and technology development as indispensable for the growth of JR East. Advances in technology development enhance safety and efficiency. As I stressed in my 2004 New Year's address, we need to develop and apply technologies that contribute to safety and efficiency by bolstering the Research & Development Center of JR East Group.

Further, some aspects of JR East's operations can be made much more convenient for customers by introducing IT-based automated systems; *Suica* is a representative example of such improvements. The introduction of ticket vending machines is another earlier example. Through such technologies, JR East is heightening customer convenience by automating manned operations wherever possible.

Meanwhile, by using personnel freed up by improvements in efficiency, JR East has increased the number of service managers at stations. Acting as troubleshooters, these managers take the initiative to provide customers with a range of services. Service managers patrol stations and offer assistance to customers that appear to be in difficulty because, for example, they are unsure how to operate ticket vending machines. Those managers also play an important role in contributing to safety and security in stations.

In essence, we aim to boost overall efficiency while raising service levels by allocating personnel to liaison services and by automating those services suited to mechanization.

### *SUICA*

**Q. How do you intend to develop *Suica*?**

**A.** First and foremost, *Suica* has spread rapidly because it is very convenient. To be honest, passengers' favorable response to *Suica* surpassed our initial expectations. Another factor is the reliability of the *Suica* system, which has

"We will continue striving to realize the targets of *New Frontier 21*. At the same time, we will consider how to coordinate operational strategies with optimal capital structures and dividend policies."



had almost no failures. We will take all possible measures to maintain that record.

When we launched *Suica*, I gave the *Suica* development team the task of adding at least one new function every year. In fact, *Suica* has evolved at a much higher pace than that. We have already expanded the coverage area of *Suica* and added credit card and electronic money functions. However, the evolution of *Suica* has just begun.

In March 2004, we broadened the applications of *Suica* by including an electronic money function. We are aggressively marketing *Suica*'s electronic money function, which is not limited to usage in stations. As the use of *Suica*'s electronic money function becomes more widespread, purchase-amount processing fees paid by downtown stores will steadily drive the growth of our electronic money related operations. The number of downtown stores that accept *Suica* purchases will determine the success or failure of the service. However, I am convinced that because *Suica* can be used for shopping and to ride on trains, it will have a clear competitive advantage over other electronic money cards.

**FINANCIAL POLICY**

**Q. Could you outline JR East's financial policy, particularly with regard to reducing total long-term debt?**

**A.** JR East has strengthened its operating platform by steadily lowering total long-term debt. Furthermore, we have, as a general principle, kept capital expenditures within the bounds of depreciation, which has enabled us to reduce total long-term debt to less than ¥4 trillion. While adhering to its core policy of keeping adequate retained earnings, JR East has continued stable dividend payments.

Nevertheless, ¥3.9 trillion is still a high level of total long-term debt. Accordingly, reducing total long-term debt will remain JR East's first priority in financial policy. However, I think we have reached a juncture where we can and should consider a slightly wider range of options with respect to capital expenditures, dividends, and capital policy.

For fiscal 2003, although JR East paid a special dividend to commemorate the completion of full privatization, the ordinary dividend was ¥5,000 per share. JR East raised the ordinary dividend from ¥5,000 per share to ¥6,000 for fiscal 2004. And, we plan to maintain the ordinary dividend at ¥6,000 per share for fiscal 2005. We are dedicated to meeting shareholders' expectations while steadily enhancing our performance and reducing debt.

**GOALS**

**Q. Lastly, what are JR East's plans for the future?**

**A.** While some projects have already been made public, internally we are carefully assessing a considerable number of projects. We will steadily cultivate and bring to fruition those projects that will contribute to JR East's revenues and growth.

Also, we still have many ideas for unlocking *Suica*'s potential. The convenience offered by *Suica* will increase further as we fully leverage it as a strategic tool to organically link transportation and non-transportation operations.

We will continue striving to realize the targets of *New Frontier 21*. At the same time, we will consider how to coordinate operational strategies with optimal capital structures and dividend policies. We are committed to sufficiently reflecting the expectations of our shareholders and other investors as we prepare our next medium-term business plan, which is scheduled to start from fiscal 2006.

In closing, I would like to take the opportunity to ask all of our stakeholders for continued support and understanding.

# JR East regards strengthening the trust placed in it by shareholders and other stakeholders through enhanced corporate governance as a top management priority.

**BOARD OF DIRECTORS**

JR East's Board of Directors comprised 23 directors, including 2 outside corporate directors, as of the end of June 2004. The Board of Directors decides on key operational issues relating to statutory requirements and other matters and supervises overall operations. It convened 13 times during fiscal 2004. Since its establishment in 1987, JR East has enhanced management transparency and supervisory functions by appointing outside corporate directors with extensive experience and expertise in business fields outside the realm of its own operations.

JR East has streamlined its Board of Directors in recent years to invigorate debate and enhance the flexibility and speed of decision making. Subsequent to the shareholders' annual meeting in June 2003, the number of directors was reduced from 31 to 27. A further reduction to 23 directors was approved at the shareholders' annual meeting in June 2004.

Furthermore, JR East discontinued the directors' and corporate auditors' retirement bonus system upon conclusion of the shareholders' annual meeting in June 2004.

**OTHER COMMITTEES**

Under the Board of Directors is the Executive Committee, which comprises 14 directors with executive functions. The committee deliberates matters to be decided by the Board of Directors and other important management issues. The Executive Committee met 44 times in fiscal 2004.

In addition, the Group Strategy Formulation Committee—which mainly consists of directors with executive functions—considers management strategy for respective operational areas and other significant group issues. The committee held 6 meetings in fiscal 2004.

**BOARD OF CORPORATE AUDITORS**

The Board of Corporate Auditors comprises 5 corporate auditors, including 2 full-time corporate auditors. And, the board's 4 outside corporate auditors include an attorney and a CPA. In accordance with guidelines established by the Board of Corporate Auditors, the corporate auditors supervise directors' implementation of operations by attending meetings of the Board of Directors, the Executive Committee, and other committees and by inquiring into JR East's operations and assets. Furthermore, JR East's corporate auditors hold regular liaison meetings with the auditors of subsidiaries to share audit-related information.

**JR EAST'S CORPORATE GOVERNANCE PHILOSOPHY**

Management decisions related to JR East call for long-term experience in keeping with the considerable length of time required for investments in mainstay railway operations to yield returns. JR East believes the most appropriate course is to enhance corporate governance based on its current auditor system of governance.

**SHAREHOLDERS' ANNUAL MEETING**

Aiming to be as accessible to shareholders as possible, JR East listens very carefully to its shareholders' views and offers clear explanations at annual meetings attended by more than 1,500 shareholders every year. Moreover, JR East made it easier for shareholders to exercise their voting rights by introducing a computerized voting system from the shareholders' annual meeting in June 2003.

**DIVIDEND POLICY**

JR East's basic profit appropriation policy is to continue stable dividend payments to shareholders and to bolster retained earnings for the establishment of a sound management platform that will enable the development of operations centered on railway business.

Based on that policy, JR East paid a cash dividend of ¥6,000 ($57) per share for fiscal 2004, which included an interim cash dividend of ¥3,000 ($28) per share and represented a ¥1,000 increase per share in the ordinary cash dividend.

For fiscal 2005, plans call for the payment of a cash dividend of ¥6,000 per share, which will include an interim cash dividend of ¥3,000 per share.

**COMPENSATION OF DIRECTORS AND CORPORATE AUDITORS**

In fiscal 2004, JR East paid the following compensation to directors and corporate auditors.

Note: Yen figures have been translated to U.S. dollars at the rate of ¥106 to US$1 as of March 31, 2004, solely as a convenience to readers.

Compensation according to articles of incorporation or approved by shareholders at the annual meeting held in June 2004

| Directors | | Corporate Auditors | | Total | |
|---|---|---|---|---|---|
| No. of recipients | Amount | No. of recipients | Amount | No. of recipients | Amount |
| 33 | ¥559 million ($5 million) | 8 | ¥79 million ($1 million) | 41 | ¥638 million ($6 million) |

Note: The above does not include bonuses paid to executives through appropriation of earnings, retirement benefits approved by the shareholders' annual meeting, and the employee salaries of executive employees.

## COMPENSATION OF INDEPENDENT AUDITOR

In fiscal 2004, JR East paid compensation of ¥100 million ($943 thousand) to AZSA & Co., in accordance with an audit contract and ¥42 million ($396 thousand) for other services provided by the independent auditor.

## INTERNAL AUDITING AND COMPLIANCE SYSTEMS

To ensure the efficient implementation of lawful operations, JR East has established an internal auditing system that comprises the Inquiry & Audit Department at its head office and Inquiry & Audit divisions at branch offices. The Inquiry & Audit Department also audits JR East's subsidiaries.

JR East works to ensure that its operations comply with laws and regulations. Those efforts center on JR East's Legal Department, which detects any potential legal problems at an early stage and consults with attorneys and other compliance experts as necessary. In addition, JR East heightens awareness of compliance issues and develops related human resources by conducting regular training programs for legal managers and administrators of subsidiaries.

## RISK MANAGEMENT SYSTEM

JR East implements wide-ranging risk management for its railway operations by upgrading facilities and equipment and training personnel in relation to accident prevention, disaster countermeasures, and transport disruption countermeasures. In particular, JR East has established a system that prepares JR East to respond promptly and appropriately in the event of accidents or disasters. That system includes JR East's Transportation Operation Center, which operates 24 hours a day. Furthermore, JR East is working to accumulate risk management know-how based on the wealth of experience among its employees. And, in March 2004 JR East established the Transportation Reliability Improvement Committee, which is tasked with constructing a highly reliable transportation system based on JR East's advanced and complex railway network.

Primary responsibility for the management of risk associated with external criminal acts and improprieties that could have a significant impact on JR East's operations lies with the Crisis Management Headquarters, established in January 2001. That headquarters coordinates closely with all related departments. In the event of such a problem arising, the Crisis Management Headquarters and senior management rapidly set up an initial action task force that prevents delayed responses stemming from confused or inadequate communication.

## SAFETY BACKUP FOR CONTRACTORS

In March 2004, JR East established the Group Companies Safety Management Group in its Transport Safety Department, which collaborates closely with contractors to enhance management systems for safety and technology levels and to upgrade training programs. Also, in January 2004 JR East created the Signalling Technology Management Group in the Facilities Department of its head office. This group offers technical direction to contractors and seeks to enhance their technical management and training.

JR East and its contractors work together to standardize safety measures by coordinating the formulation of their respective safety plans.

## STRENGTHENED DISCLOSURE AND GROUP NETWORK

### Quarterly Results

To enhance the timeliness of its disclosure, JR East began issuing quarterly financial statements in fiscal 2004. As a result, investors can now assess JR East's operational performance and financial position in three-month units.

### Cash Management System

In April 2001, JR East introduced a cash management system to improve capital efficiency and reduce interest-bearing debt on a consolidated basis by integrating the management of the JR East group's cash and funding. As a result, interest-bearing debt has decreased approximately ¥170 billion in the three years since JR East established the system. In fiscal 2004, interest paid by JR East to external entities was reduced by roughly ¥3 billion.

## Board of Directors and Corporate Auditors

(As of June 2004)



Masatake Matsuda
Chairman



Yoshio Ishida
Vice Chairman



Mutsutake Otsuka
President and CEO



Satoshi Seino
Executive Vice President
Corporate Planning Headquarters



Makoto Natsume
Executive Vice President
Life-Style Business Development Headquarters



Nobuyuki Hashiguchi
Executive Vice President
Railway Operations Headquarters

**CHAIRMAN**
Masatake Matsuda

**VICE CHAIRMAN**
Yoshio Ishida
*Technology and Overseas Related Affairs*

**PRESIDENT AND CEO**
Mutsutake Otsuka*

**EXECUTIVE VICE PRESIDENTS**
Satoshi Seino*
*Corporate Planning Headquarters*

Makoto Natsume*
*Life-Style Business Development Headquarters*

Nobuyuki Hashiguchi*
*Railway Operations Headquarters*

**EXECUTIVE DIRECTORS**
Hiroshi Okawa
*Tokyo Branch Office*

Tetsujiro Tani
*Public Relations Department; Legal Department; Administration Department*

Yoshiaki Arai
*Life-Style Business Development Headquarters*

Nobuyuki Sasaki
*Inquiry & Audit Department; Personnel Department; Health & Welfare Department*

Tetsuro Tomita
*CFO*
*Corporate Planning Headquarters; Finance Department*

Masanori Tanaka
*Technology Planning Department, Corporate Planning Headquarters; Construction Department; Research & Development Center of JR East Group*

Masaki Ogata
*Railway Operations Headquarters; Marketing Department, Railway Operations Headquarters; Transport & Rolling Stock Department, Railway Operations Headquarters; Credit Card Department; IT Business Project*

Masahiko Ogura
*Railway Operations Headquarters; Transport Safety Department, Railway Operations Headquarters; Facilities Department, Railway Operations Headquarters*

**DIRECTORS**
Toru Sekine
*Tokyo Station*

Shunichi Suzuki
*Sendai Branch Office*

Yoichi Minami
*Marketing Department, Railway Operations Headquarters*

Kazuyuki Kogure
*Management Administration Department, Corporate Planning Headquarters*

Katsumi Asai
*Personnel Department; JR East General Education Center*

Koichi Sasaki
*Facilities Department, Railway Operations Headquarters*

Tsugio Sekiji
*Transport & Rolling Stock Department, Railway Operations Headquarters*

Shoichiro Yoshida**
*(Chairman of the Board & CEO, Nikon Corporation)*

Takeshi Inoo**

**FULL-TIME CORPORATE AUDITORS**
Toshiaki Omori***

Jiro Bando***

**CORPORATE AUDITORS**
Kiyoshi Uetani***
*(Attorney)*

Tsutoo Matsumoto***
*(Certified Public Accountant)*

Shinobu Hasegawa

* Representative director
** Outside corporate director
*** Outside corporate auditor

# Organization

(As of June 2004)



General Meeting of Shareholders
Board of Directors
Chairman
President
Board of Corporate Auditors
Corporate Auditors Office
Corporate Planning Headquarters
Management Administration Dept.
Investment Planning Dept.
Technology Planning Dept.
International Dept.
Inquiry & Audit Dept.
Railway Operations Headquarters
Marketing Dept.
Transport Safety Dept.
Transport & Rolling Stock Dept.
Facilities Dept.
Life-Style Business Development Headquarters
Credit Card Dept.
Construction Dept.
Public Relations Dept.
Finance Dept.
Personnel Dept.
Health & Welfare Dept.
Legal Dept.
Administration Dept.
Research & Development Center of JR East Group
Overseas Offices (New York, Paris)
JR East General Education Center
JR Tokyo General Hospital
JR East Health Promotion Center
Tokyo Branch Office
Yokohama Branch Office
Hachioji Branch Office
Omiya Branch Office
Takasaki Branch Office
Mito Branch Office
Chiba Branch Office
Sendai Branch Office
Yamagata Branch
Fukushima Branch
JR Sendai Hospital
Morioka Branch Office
Aomori Branch
Akita Branch Office
Niigata Branch Office
Niitsu Rolling Stock Plant
Nagano Branch Office
Shinkansen Transport Dept.
Tokyo Construction Office
Joshinetsu Construction Office
Tokyo Electric Construction Office
Tohoku Construction Office


Note: Stations, maintenance and inspection facilities, and other operating units are not shown.

# The following are issues related to operational and accounting procedures that may have a significant bearing on the decisions of investors. Forward-looking statements in the following section are based on the assessments of JR East as of March 31, 2004.

## LEGAL ISSUES RELATING TO OPERATIONS

As a railway operator, JR East manages its operations pursuant to the stipulations of the Railway Business Law. JR East is generally excluded from the provisions of the Law Concerning the Passenger Railway Companies and the Japan Freight Railway Company (JR Law). However, JR East is required to manage its operations in accordance with guidelines relating to matters that should be considered for the foreseeable future that are stipulated in a supplementary provision of the amended JR Law. Details of relevant laws are as follows.

### The Railway Business Law (1986, Law No. 92)

Under the Railway Business Law, railway operators are required to obtain the permission of the Minister of Land, Infrastructure and Transport (MLIT) for each type of line and railway business operated (article 3). Operators receive approval from MLIT for the upper limit of passenger and freight fares and Shinkansen limited express charges. Subject to prior notification, railway operators can then set or change those fares and charges within those upper limits (article 16). Operators are also required to give MLIT advance notice of the abolishment or suspension of railway operations. If an operator intends to abolish railway operations, the law requires one year's notice prior to the date of abolishment (article 28, items 1 and 2).

### The JR Law (1986, Law No. 88)

#### Aim of the Establishment of the JR Law

Prior to amendment, the JR Law regulated the investments and the establishment of JR East, Hokkaido Railway Company, Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company, Kyushu Railway Company, and Japan Freight Railway Company (JR Freight) and included provisions on the operational purposes and scopes of those companies. In addition to the provisions of the Railway Business Law, the JR Companies are subject to provisions of the JR Law that require the approval of MLIT with respect to significant management decisions. Also, under the JR Law preferential measures were applied to the JR Companies, such as those entitling holders of the bonds of the JR Companies to preferential rights (general mortgage) over the claims of unsecured creditors.

#### Amendment of the JR Law

(a) A partial amendment of the JR Law (amended JR Law) enacted on December 1, 2001 (2001, Law No. 61), excluded JR East, JR Central, and JR West (the three JR Passenger Companies in Japan's main island) from the provisions of the JR Law that had been applicable to them until then.

(b) Further, the amended JR Law enables MLIT to issue guidelines relating to matters that should be considered for the foreseeable future with respect to the management of the railway operations of the three JR Passenger Companies in Japan's main island (the new companies), including any additional companies that may become involved in the management of all or a part of those railway operations as a result of assignations, mergers, divisions, or successions as designated by MLIT on or after the date of enactment of the amended JR Law (supplementary provision, article 2, item 1). Those guidelines were issued on November 7, 2001, and applied on December 1, 2001.

(c) The guidelines stipulate items relating to the following three areas.

- Items relating to ensuring alliances and cooperation among the companies (among the new companies or among the new companies and JR Companies) with respect to establishing appropriate passenger fares and charges, the unhindered utilization of railway facilities, and other factors relating to railway operations.
- Items relating to the appropriate maintenance of railway routes currently in operation reflecting trends in transportation demand and other changes in circumstances following the restructuring of the Japanese National Railways (JNR) and items relating to ensuring users' convenience through the development of stations and other railway facilities.
- Items stating that the new companies should give consideration to the avoidance of actions that inappropriately obstruct business activities or infringe upon the interests of small- and medium-sized companies operating businesses in the operational areas of the new companies which are similar to the businesses of the new companies.

(d) MLIT may advise and issue instructions to the new companies to secure operations that are in accordance with those guidelines (supplementary provision, article 3). Moreover, the amended JR Law enables MLIT to issue warnings and directives in the event that operational management runs counter to the guidelines without any justifiable reason (supplementary provision, article 4).

(e) With respect to the provisions of those guidelines, JR East has always given, and of course will continue to give, adequate consideration to such items in the management of its operations. Therefore, JR East does not anticipate that those provisions will have a significant impact on its management.

(f) In addition, the amended JR Law includes required transitional measures, such as the stipulation that all bonds issued by the three JR Passenger Companies in Japan's main island prior to the amended JR Law's enactment date are and will continue to be general mortgage bonds as determined in article 4 of the JR Law (supplementary provision, article 7).

(g) With respect to the stocks of the three JR Passenger Companies in Japan's main island held by Japan Railway Construction Public Corporation (JRCC), which subsequently merged to form the Japan Railway Construction, Transport and Technology Agency (JRTT), MLIT proposed plans in the Diet for the staged sale of those stocks following the enactment of the amended JR Law, in the light of stock market trends. Based on those plans, JRCC sold 500,000 shares of JR East's common stock on June 21, 2002. As a result, JR East finally achieved full privatization.

## ESTABLISHMENT OF AND CHANGES TO FARES AND CHARGES

The required procedures when JR East sets or changes fares and charges for its railway operations are stipulated in the Railway Business Law. Details of those procedures are as follows.

### System for Approval of Fares and Charges

The Railway Business Law stipulates that railway operators are required to obtain the approval of MLIT when setting or changing the upper limit for passenger fares, freight fares, and Shinkansen limited express charges (fares and charges) (Railway Business Law, article 16, item 1).

Subject to prior notification, railway operators can then set or change fares and charges within those upper limits and set or change the limited express charges on conventional lines and other charges (Railway Business Law, article 16, items 3 and 4).

Although the JR Passenger Companies can revise fares independently, a system was created among the JR Passenger Companies when JNR was restructured to ensure the convenience of users. At present, contracts among the JR Passenger Companies enable the realization of total fares and charges for passengers or packages requiring services that span two or more JR Passenger Companies. In addition, the JR Passenger Companies have established a system in which the fares and charges decrease relatively as distance traveled increases.

### JR East's Stance on Fare Revisions

JR East has not raised fares since its establishment in April 1987, except for fare revisions to reflect the introduction and revision of consumption tax (April 1989 and April 1997).

It would appear that in many cases the managements of major private railway companies applied for approval to revise fares and undertook fare revisions when they expected to post a net loss in railway operational divisions, based on their overall assessment of railway operational divisions and non-railway divisions. Given that the proportion of JR East's revenues generated by non-railway operations is extremely small relative to overall revenues, JR East is of the view that the timely implementation of fare revisions is necessary to secure appropriate profit levels.

JR East believes that efficient management, which works to secure revenue and rationalize operations, is a precondition for achieving appropriate profit levels. In JR East's view, such efforts must generate profits at a level that enables the distribution of profits to shareholders, capital expenditure for the future, and the strengthening of JR East's financial position.

Capital expenditure has a significant impact on the capital usage of railway operations. As a general principle, JR East has maintained its capital expenditure within the bounds of depreciation. JR East fully appreciates the need to proactively conduct capital expenditure founded upon a system of clearly defined management responsibility. In the event that JR East revises fares, it will do its utmost to minimize any resulting fare increases.

**Stance of Ministry of Land, Infrastructure and Transport**

With respect to the implementation of fare revisions by JR East, the position of the Ministry of Land, Infrastructure and Transport is as follows.

MLIT will approve applications for the revision of upper limits of fares from railway companies, including from JR East, upon conducting inspections to determine that fares do not exceed the sum of reasonable costs and profits, based on the efficient management of those companies (total-cost) (Railway Business Law, article 16, item 2).

In addition, a three-year period is stipulated for the calculation of costs.

Even if the railway operator has non-railway businesses, the calculation of total-cost—which comprises reasonable costs and reasonable profits, including required dividend payments to shareholders—is based only on the operator's railway operations.

Further, operators are required to submit for inspection capital expenditure plans for increased transportation services to ease crowding of commuter services and for other improvements of passenger services. And, the capital usage necessary for such enhancements is recognized in the calculation of total-cost.

Total-cost is calculated using a "rate base" method that estimates the capital cost (interest payments, dividend payments, and other costs) arising from fair and appropriate provision of return, based on the opportunity cost concept, in relation to the capital invested in corresponding railway operations.
The calculation of total-cost is as follows.

- total-cost = operating cost[1] + operational return
- operational return = assets utilized in railway business operations (rate base) x operational return rate
- assets utilized in railway business operations = railway business operations fixed assets + construction in progress + deferred assets + working capital[2]
- operational return rate = equity ratio[3] x return rate on equity[4] + borrowed capital ratio[3] x return rate on borrowed capital[4]

Notes: 1. With respect to comparable costs among railway operators, in order to promote enhanced management efficiency, a "yard-stick formula" is used to encourage indirect competition among respective operators. The results of those comparisons are issued at the end of every business year and form the basis for calculation of costs.
2. Working capital = operating cost and certain inventories.
3. Equity ratio 30%, borrowed capital ratio 70%.
4. Return rate on equity is based on the average of yields on public and corporate bonds and the overall industrial average return on equity and dividend yield ratio. Return rate on borrowed capital is based on the average actual rate on loans and other liabilities.

Subject to prior notification, railway operators can set or change fares and charges within the upper limits approved and other charges. However, MLIT can issue directives requiring changes in fares and charges by specified terms if the fares and charges submitted are deemed to fall within the following categories (Railway Business Law, article 16, item 5).

- The changes would lead to unjustifiable discrimination in the treatment of certain passengers or cargo owners.
- There is concern that the changes would give rise to unfair competition with other railway transportation operators.

**PLAN FOR DEVELOPMENT OF NEW SHINKANSEN LINES**

**Construction Plans for New Shinkansen Lines**

New Shinkansen lines are those lines indicated in the plan for the Shinkansen line network that was decided pursuant to the Nationwide Shinkansen Railway Development Law (1970, Law No. 71). Finalized in 1973, that plan called for the development of the Tohoku Shinkansen line (Morioka–Aomori), the Hokuriku Shinkansen line (Tokyo–Nagano–Toyama–Osaka), the Kyushu Shinkansen line (Fukuoka–Kagoshima), and other Shinkansen lines. Following the division and privatization of JNR, JR East was selected as the operator of the Takasaki–Joetsu segment of the Hokuriku Shinkansen line and the Morioka–Aomori

segment of the Tohoku Shinkansen line. JR East started operation of the Hokuriku Shinkansen line between Takasaki and Nagano on October 1, 1997, and the Tohoku Shinkansen line between Morioka and Hachinohe on December 1, 2002 (see map on page 36).

Within JR East's service area, the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line and the Nagano–Joetsu segment of the Hokuriku Shinkansen line are currently under construction. Based on a proposal by the three ruling parties, the national government and ruling parties agreed in December 1996 that both of those Shinkansen line segments would be standard gauge lines. In January 1998, the national government and ruling parties' examination committee for the development of new Shinkansen lines decided to begin the construction of those Shinkansen line segments during fiscal 1998, upon the completion of approval procedures. Based on that decision, JRCC began construction in March 1998, after obtaining approval from the Minister of Transport pursuant to article 9 of the Nationwide Shinkansen Railway Development Law.

From April 2000, the national government and ruling parties' examination committee for the development of new Shinkansen lines proceeded with deliberations on securing financial resources and on new Shinkansen line segments to be constructed. The national government and ruling parties in December 2000 examined the possibility of bringing forward the completion dates of Shinkansen line segments already under construction and beginning the construction of new Shinkansen line segments that it would be desirable to open at the same time as Shinkansen line segments already under construction. The examination committee decided to construct standard gauge Shinkansen line segments between Nagano and Toyama on the Hokuriku Shinkansen line and between Hakata and Nishi-Kagoshima on the Kyushu Shinkansen line. Based on that decision, JRCC obtained approval to begin construction from MLIT pursuant to article 9 of the Nationwide Shinkansen Railway Development Law in April 2001. At present, four new segments on three Shinkansen lines (Hachinohe–Shin-Aomori on the Tohoku Shinkansen line, Nagano–Toyama and Isurugi–Kanazawa on the Hokuriku Shinkansen line, Hakata–Shin-Yatsushiro on the Kyushu Shinkansen line) are under construction. In addition, JRCC merged with Corporation for Advanced Transport & Technology to form JRTT on October 1, 2003. JRTT has assumed the above-mentioned Shinkansen line construction.

Regarding new Shinkansen lines within JR East's service area, calculating from April 2001 when JRCC received approval to begin construction from MLIT, it is estimated that the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line will be completed in around 12 years and the Nagano–Toyama segment of the Hokuriku Shinkansen line (JR East's service area as far as Joetsu) in slightly more than 12 years.

**Cost Burden of Development of New Shinkansen Lines**

(a) National government, local governments, and the JR Passenger Companies assume the cost of new Shinkansen lines constructed by JRTT. Amounts to be funded by the JR Passenger Companies are to be paid out of the following.

1) Usage fees and other charges paid by the JR Passenger Company as the operator of the line
2) Funds made available from JRTT, to which JR East, JR Central, and JR West make payments of amounts due on their Shinkansen purchase liabilities

(b) In October 1997, the opening of the Takasaki–Nagano segment of the Hokuriku Shinkansen line was accompanied by new standards for the amount of usage fees paid by the JR Passenger Companies as the operator of the line were established. Those usage fees are now regulated by the Japan Railway Construction, Transport and Technology Agency Law, enforcement ordinance No. 6.

That enforcement ordinance stipulates that JRTT will calculate the amount of usage fees based on the benefits received as the operator of the said Shinkansen line after opening and the sum of taxes and maintenance fees paid by JRTT for railway facilities leased. Of those, the benefits received as the operator are calculated by comparing the estimated revenues and expenses generated by the new segment of Shinkansen line and related line segments after opening with the revenues and expenses that would likely be generated by parallel conventional lines and

related line segments if the new segment of the Shinkansen line were not opened. The expected benefits are the difference between the amount that the operator of the new Shinkansen line should receive as the result of operation and the amount that would be received if the new Shinkansen line did not commence services. Specifically, expected benefits are calculated based on expected demand and revenues and expenses over a 30-year period after opening. Further, a part of the usage fees, which are calculated based on the expected benefit, is fixed for the 30-year period after commencing services. In addition, the taxes and maintenance fees are included in calculations of corresponding benefits as an expense of the operator of the Shinkansen line after opening. Therefore, the burden of the operator is kept within the limits of the corresponding benefits.

With respect to the usage fees amount for the Takasaki–Nagano segment of the Hokuriku Shinkansen line opened in October 1997, JR East decided that the usage fees calculated by JRCC were within the limits of the corresponding benefits to result from the opening of that line and concluded an agreement with JRCC in September 1997. Also, JRCC received approval for those usage fees from the Minister of Transport in September 1997. Usage fees for fiscal 2004 totaled ¥19.8 billion ($187 million), comprising the fixed amount calculated based on corresponding benefits of ¥17.5 billion ($165 million) and taxes and maintenance fees of ¥2.3 billion ($22 million).

In November 2002, JR East also concluded an agreement with JRCC regarding the usage fees amount for the Morioka–Hachinohe segment of the Tohoku Shinkansen line, which opened in December 2002. JRCC received approval for those usage fees from MLIT in November 2002. Usage fees for fiscal 2004 totaled ¥9.1 billion ($86 million), comprising the fixed amount calculated based on corresponding benefits of ¥8.0 billion ($76 million) and JRCC's taxes and maintenance fees of ¥1.1 billion ($10 million) .

(c) As well as being responsible for the construction of new Shinkansen lines, it is determined that JRTT procures construction costs and owns the facilities that it has constructed. JR East leases those facilities from JRTT after completion and pays the usage fees mentioned in b) above upon the commencement of the service. During the construction period, JR East is not required to directly assume JRTT's construction costs.

Compared with periods when there is no construction of new Shinkansen lines, costs related to new Shinkansen lines, such as depreciation costs on railcars and other costs, can have an impact on JR East's single-year revenues and expenses in the initial period after opening. However, given the character of usage fees mentioned in b) above, JR East believes that such factors will not have an impact on revenues and expenses over the 30-year period.

The JR Passenger Companies are required to assume the costs of "usage fees and other charges" as mentioned in (a) above. "Other charges" refers exclusively to the payment of usage fees before the commencement of services. However, such prior payment is required to be based upon agreements concluded following consultations between JR East and JRTT. Accordingly, it is assumed that JR East's position will be adequately reflected in such arrangements.

**Treatment of Conventional Lines Running Parallel to New Shinkansen Lines**

In October 1997, at the time of the opening of the Takasaki–Nagano segment of the Hokuriku Shinkansen line, JR East abolished the Yokokawa–Karuizawa segment and separated the management of the Karuizawa–Shinonoi segment of the Shinetsu line. Further, in December 2002, at the time of the opening of the Morioka–Hachinohe segment of the Tohoku Shinkansen line, JR East separated the management of the Morioka–Hachinohe segment of the Tohoku line.

Also, an agreement reached between the national government and ruling parties in December 1996 stipulates that management of conventional line segments that run parallel to a new Shinkansen line should be separated from JR Passenger Companies when the new Shinkansen line commences operations. Pursuant to that agreement, when construction began on the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line and the Nagano–Joetsu segment of the Hokuriku Shinkansen line in March 1998, JR East requested and

received the agreement of local communities with regard to separation of the management of conventional lines that run parallel to those Shinkansen lines upon commencement of operation: the Hachinohe–Aomori segment of the Tohoku line and the Nagano–Naoetsu segment of the Shinetsu line.

Further, in December 2000 the national government and ruling parties agreed that in cases where JR Freight continues to use conventional lines for which management has been separated from JR Passenger Companies, line usage fees will be charged commensurate with the amount of usage. With regard to the resulting loss for JR Freight, it was decided to implement an adjustment by allocating a part of revenue from usage fees on the parallel Shinkansen line segment to JR Freight as required.

Accordingly, the Nationwide Shinkansen Railway Development Law enforcement ordinance was amended in October 2002. As a result, it became possible to appropriate usage fees paid by the JR Passenger Companies for amounts required by the JR Freight adjustment mechanism. Previously, as a general principle, usage fees had only been appropriated to cover the construction cost of Shinkansen lines.

**JR East's Stance on Construction of New Shinkansen Lines**

JR East's stance on the construction of new Shinkansen lines is as follows.

As the operator of new Shinkansen lines, JR East will only assume the burden of the abovementioned usage fees and other charges that are within the limit of corresponding benefits as a result of commencing Shinkansen line operations. Apart from those, JR East will not assume any financial burden other than usage fees and other charges.

The agreement of local communities is required to be confirmed with respect to the management separation from JR East of conventional lines parallel to new Shinkansen line segments.

Based on strict adherence to the abovementioned conditions, which JR East views as essential, JR East will continue to fulfill its responsibility as the operator.

An agreement of the national government and ruling parties reconfirmed those conditions in December 1996. And those conditions continued to be firmly maintained at the time of opening the Takasaki–Nagano segment of the Hokuriku Shinkansen line and the Morioka–Hachinohe segment of the Tohoku Shinkansen line. In addition, the national government and ruling parties in December 1996 agreed that based on consultations and an agreement between the JR Passenger Companies and JRTT, prior payment of usage fees would be implemented. Consequently, the construction of the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line and the Nagano–Joetsu segment of the Hokuriku Shinkansen line began in March 1998. Given the abovementioned reasons, JR East has estimated that those new Shinkansen line segments will not adversely affect the maintenance of its sound management base.

Further, a change to the abovementioned conditions and arrangements related to the construction of new Shinkansen lines could adversely affect JR East's financial position and business performance.

**PLAN FOR DEVELOPMENT OF TOKYO STATION'S YAESU AREA**

**Plan Overview**

Twin high-rise towers are to be constructed on the north and south sides of the square on the Yaesu side of Tokyo station. A ground-level, central pedestrian deck with a large roof will connect the towers. Station facilities and shops will be located in the central area. The south tower and the upper floors of the north tower will contain leading-edge office space. A department store will occupy the lower floors of the north tower.

Total floor space will be roughly 360,000 square meters (north and south towers and central area), and the total cost of the project will be approximately ¥170 billion; JR East's share of the cost will be approximately ¥120 billion.

Schedule

| | |
|---|---|
| Summer 2004: | begin 1st phase of construction (south tower and north tower's high block) |
| Spring 2008: | complete 1st phase of construction; begin 2nd phase of construction (central area and north tower's low block) |
| Spring 2011: | complete 2nd phase of construction |

**JR East's Approach**

The project is part of integrated efforts to redevelop the square in front of the Yaesu side of Tokyo station and to recreate the image of Japan's capital city. In addition, JR East believes that this project will add significant value to the Yaesu area of Tokyo station and contribute to JR East's transportation and non-transportation operations. However, while it is expected that, based on full consideration, this project will be profitable, JR East's financial position and business performance could be affected in the event that the project does not proceed according to the plan due to a variety of economic and operating environmental changes.

**SAFETY MEASURES**

Railway operations can potentially suffer significant damage resulting from natural disasters, human errors, terrorism, or other factors.

JR East regards ensuring safety as a major issue that fundamentally underpins its operations. In the period from its establishment through fiscal 2004, roughly 40%, or more than ¥1.4 trillion, of JR East's capital expenditure was allocated to safety-related investments. As a result, operational railway accidents, which totaled 96 in fiscal 2004, have decreased to roughly one-fourth compared with JR East's first year of operations, when 376 accidents were recorded.

Specifically, JR East's safety-related efforts involve replacing and upgrading railcars and facilities and installing automatic halting devices that prevent train collisions. Furthermore, since the Great Hanshin-Awaji Earthquake in January 1995, JR East has expanded the implementation area of engineering projects to reinforce elevated railway tracks against earthquakes. Aiming to enhance the reliability of its transportation services, JR East is also extending the coverage of its Autonomous Decentralized Transport Operation Control System for major line segments in the Tokyo metropolitan area and implementing engineering works to prevent rain- and snow-related damage on Shinkansen lines. Further, JR East is upgrading equipment and conducting accident awareness campaigns to prevent accidents at railway level crossings.

**INFORMATION SYSTEMS AND PROTECTION OF CUSTOMERS' PERSONAL DATA**

JR East uses many computer systems in a variety of transportation and non-transportation operations. Further, computer systems play an important role among travel agencies, Railway Information Systems Co., Ltd., and other companies with which JR East has close business relationships. If the functions of those computer systems were damaged as a result of human errors or natural disasters, this could have an impact on the operations of JR East. Moreover, in the event that customers' personal data stored in those computer systems were leaked to unrelated third parties due to computer systems becoming infected by viruses or human operational errors, it could affect the range of services offered by JR East and, by extension, its financial position and business performance.

JR East takes stringent measures to prevent damage, such as continuously upgrading the functions of in-house systems and training the related personnel. In the unlikely event of a system failure, JR East would minimize the impact by taking measures through an initial action framework that would be promptly set up and coordinated across all operational divisions.

Further, JR East is doing its utmost to ensure the strict management and protection of customers' personal data through in-house regulations, restricted authorization for access to customers' personal data, and audits conducted by customer data managers.

**DEVELOPMENT OF NON-TRANSPORTATION OPERATIONS**

JR East regards non-transportation operations as of equal importance to transportation operations in its management. In non-transportation operations, JR East is developing station space utilization, shopping centers & office buildings, and other services (advertising and publicity, hotel operations, housing development and sales, and other services).

In non-transportation operations, JR East faces the risk of a downturn in consumption associated with economic recessions or unseasonable weather, which could lead to lower revenues from its shopping centers, stores in stations, hotels, and other

operations. Such eventualities could also adversely affect sales of advertisement services and housing. Furthermore, in housing development and sales operations, falling land prices could lead to losses on revaluation of real estate for sale or an increase in demands from tenants for rent reductions. Further, a fault in retail products or manufactured products, such as an outbreak of food poisoning or a similar incident, could reduce sales, damage trust in JR East, or result in the failure of tenants or business partners. The occurrence of any of those contingencies could have an impact on JR East's financial position and business performance. JR East's stations are used by roughly 16 million people every day (average number of passengers). JR East will fully leverage those stations as its largest management resource to develop operations. At the same time, JR East will enhance earnings and secure customer trust by implementing stringent hygiene management and credit controls.

**COMPETITION**

JR East's transportation operations compete with the operations of other railway, airline, automobile, and bus transportation companies. Furthermore, JR East's non-transportation operations compete with existing and newly established businesses. The competition of JR East's transportation and non-transportation operations with such rival operators could have an impact on JR East's financial position and business performance.
In particular, intensified competition in the transportation market could adversely affect revenues from JR East's transportation operations. Such competition includes the opening of the Tsukuba Express, scheduled in autumn 2005; the opening of subway line No. 13, currently under construction, in fiscal 2008; an increase in flight services as a result of the enlargement of Haneda Airport; and stepped-up highway bus services between regional cities. Also, in non-transportation operations, JR East's competitiveness could lessen as the result of intensified competition created by the renewal or opening of nearby commercial premises. In suburban areas, customers and tenants could be drawn away from commercial facilities nearby stations by the increased openings of large-scale shopping centers. In addition, the earnings of JR East's non-transportation operations could be affected by increasingly fierce competition that its hotel operations face from foreign-affiliated luxury hotels and economy business hotels and dedicated wedding reception facilities operated by domestic companies.

**REDUCTION OF TOTAL LONG-TERM DEBT**

At the end of fiscal 2004, total long-term debt was ¥3,974.5 billion ($37,496 million). In addition, interest expense amounted to ¥160.9 billion ($1,518 million) in fiscal 2004, which was equivalent to 45.8% of operating income.

JR East regards the reduction of total long-term debt (bonds, long-term debt, and liabilities incurred for the purchase of railway facilities) and of interest payments through refinancing for lower interest rates as important measures to heighten the stability of its management.

Accordingly, JR East has used a considerable portion of cash flows to reduce total long-term debt.

JR East believes that it will generate sufficient cash flows to continue reducing total long-term debt. However, calculating based on the age composition of JR East's employees, JR East could require large cash flows to pay retirement benefits. Since it is anticipated that this will have an impact on the future level of JR East's cash flows from operating activities, JR East may reduce the repayment amounts of its total long-term debt compared with past amounts.

Recently, corporate social responsibility (CSR) has become an extremely important factor in corporate management thinking. While in the past companies tended to deal with CSR-related issues after the fact, today active CSR policies are regarded as crucial to earning stakeholder trust. With that in mind, JR East is committed to enriching society by offering new, value-added products and services in its daily operations. At the same time, JR East will maintain high ethical standards and management transparency while earnestly taking progressive measures in response to major issues facing society as a whole.

## Implementation

### JR East Group Implementation Systems

JR East's Committee on Ecology is involved with all aspects of JR East's environmental preservation efforts. The committee helps JR East's management team to supervise environmental policies effectively by assessing the environmental impact of JR East's operations, setting targets, implementing policies, and checking progress. Further, JR East successfully enhanced coordination among the environmental activities of subsidiaries by establishing the JR East Group Environmental Committee in fiscal 2003. In fiscal 2004, all subsidiaries attended the JR East Group Environmental Management Advancement Conference and confirmed JR East's environmental policy.

### ISO 14001 Certification

In fiscal 1999, JR East's Niitsu Rolling Stock Plant became the first operational division of a railway company in Japan to acquire ISO 14001 certification. Since then, seven operational divisions—mainly factories and power plants—have obtained the certification.

### Environmental Management Implementation Structure

**President**

**Committee on Ecology**
Chairman of the Committee: Chairman
Vice Chairman of the Committee: Manager of *Corporate Planning Headquarters (Vice President)*
Committee Members:
General Managers of the following departments: Management Administration, Investment Planning, Technology Planning, Marketing, Transport & Rolling Stock, Facilities, Life-style Business Development Headquarters, Construction, Public Relations, Finance, Personnel, Health & Welfare, Legal, and Administration

**Departments at the Head Office**

**Branch Offices**

**Committee on Ecology in Branch Offices**
General Managers of branch offices, department managers, etc.

| Subcommittees | Departments in charge of subcommittees | Main activities |
|---|---|---|
| Environmental management system | Management Administration dept. | Establishment and revision of goals and environmental measures |
| Energy-efficient and clean energy | Facilities dept. | Energy-efficiency and the reduction of $CO_2$ emissions |
| Environmental pollutant management and reduction | Transport & Rolling Stock dept. | Reduction of environmental pollutants and ozone-layer depleting substances |
| Zero emission | Facilities dept. | Reduction of waste volume and promotion of use of recycled products |
| Green rail | Facilities dept. | Environmental conservation along railway lines and noise reduction |
| Ecology technology | Technology Planning dept. | Development of environmental technologies |
| Intermodal transportation | Marketing dept. | Reduction of environmental burden by enhanced integration of railways into the general transportation infrastructure |
| Environmental business | Life-Style Business Development headquarters | Environmental contributions through business operations |

Moreover, several subsidiaries have received certification, including East Japan Eco Access Co., Ltd., LUMINE Co., Ltd., and the production and operational divisions of Nippon Restaurant Enterprise Co., Ltd.

### Environmental Risk Management

JR East has prepared response manuals for spillages and other environment-related emergencies at power plants and rolling stock maintenance facilities that handle hazardous chemicals or substances. In addition, JR East thoroughly familiarizes workers on the ground with risk control procedures by holding study groups and on-site disposal drills.

Other preventative measures related to environmental accidents include JR East's adoption of strict chemical substance



Photovoltaic generator panel at Takasaki station

**Energy Consumption Volume**
Years ended March 31


Billion MJ*
60
40
20
0
58.6
59.3
58.7
59.0
56.4
56.5
'91
'99
'00
'01
'02
'03

Energy for stations and office buildings
Energy for operation of Shinkansen lines
Energy for operation of conventional lines
* MJ=Mega Joules
Note: Purchased electric power and electric power from the dedicated hydraulic plant were calculated based on 9.42 MJ/kWh. The electric power from the dedicated thermal power plant and other fuel types were calculated based on the actual consumption.

**Total $CO_2$ Emissions**
Years ended March 31


Million tons-CO2
4
3
2
1
0
3.12
2.76
2.84
2.56
2.78
2.53
2.66
2.44
2.52
2.29
2.54
2.32
2.20
'91
(Reference value)
'99
'00
'01
'02
'03
'06
(Target value)

Other types of fuel
Purchased electric power
Dedicated thermal power plants
Energy consumption by JR East
Note: Calculation of $CO_2$ emission factors from fuel and purchased electric power was based on the coefficient set forth in the Voluntary Action Plan established by Japan Business Federation and the Federation of Electric Power Companies of Japan.

## ENVIRONMENTAL PRESERVATION

### Basic Approach

**Basic Philosophy (established May 1992)**

JR East will diligently strive to reconcile environmental protection with its business activities.

**Basic Policies (established May 1992)**

- To contribute to customers' lives and local communities by providing a comfortable environment.
- To develop and provide the technology needed to protect the global environment.
- To maintain an awareness of environmental protection and raise the environmental awareness of employees.

**Action Guidelines (established March 1996)**

- JR East works to prevent the waste of precious energy and to reduce $CO_2$ emissions—a known source of global warming—by enhancing energy efficiency and introducing cleaner forms of energy.
- JR East ensures the proper management and processing of environmental pollutants and ozone-depleting substances, in compliance with laws and regulations. Moreover, JR East does its best to reduce the usage and generation of these substances and to adopt environmentally responsible substitutes when they are available.
- JR East ensures the appropriate processing of various types of waste generated in offices, establishments, stations, trains, and other operational areas. JR East strives to recycle waste and reduce the generation thereof and to use more recycled and resource-saving products to minimize the burden JR East places on the environment.
- JR East respects the natural environment as a nurturer and source of life, and therefore JR East endeavors to reduce noise and vibration caused by train operations, thus achieving a harmonious relationship with the communities it serves.
- JR East works to make railways a more attractive and environment-friendly form of transportation.

**Goals to Be Met by Fiscal 2006 (benchmarked against fiscal 1991 levels; established March 1996, revised November 2000, partially revised September 2002)**

- A 20% reduction of $CO_2$ emissions in general business activities
- Realization of an energy-saving railcar ratio of 80%
- A 30% reduction of $CO_2$ emissions in proportion to unit electric power generation at dedicated thermal power plant
- A 15% reduction in energy consumption for train operations in proportion to unit transportation volume
- An 85% reduction in the number of large-size refrigerating machines using specific chlorofluorocarbons (CFCs)
- Realization of a 40% recycling rate for waste generated in stations and trains
- Realization of a 75% recycling rate for waste generated in rolling stock workshops
- Realization of an 85% recycling rate for waste generated in construction projects
- Realization of 100% usage of recycled paper in offices
- Reduction of noise to less than 75dB in designated residential areas along the Tohoku Shinkansen and Joetsu Shinkansen lines*
- A 60% reduction of NOx emissions at Company-run thermal power plant
- Implementation of specific environmental conservation activities on an annual basis

* Projected for achievement by fiscal 2003



Uniforms with synthetic fiber made from recycled PET bottles



Improvement of elevators and escalators

Number of Stations with Elevators and Escalators


Years ended March 31
Units
Number of Stations
1,500
1,200
900
600
300
0
500
400
300
200
100
0
'97 '98 '99 '00 '01 '02 '03 '04
Elevators
Escalators
Station with elevators
Station with escalators

controls in line with Japan's recently enacted Pollutant Release and Transfer Register (PRTR) regulations, the avoidance of soil contamination, and the appropriate storage of PCBs (polychlorinated biphenyls).

## SOCIAL INITIATIVES

### Revitalization of Local Communities

JR East does not simply view railway stations as points of departure and return. JR East sees them as hubs of information and culture that bring many people together and make an important contribution to the vitality of local communities. Accordingly, some station buildings are adjoined to public facilities, such as community centers and libraries. Also, when JR East undertakes station refurbishments, it tries to coordinate development plans with those of local governments for areas around the stations.

### East Japan Railway Culture Foundation

In March 1992, JR East established the East Japan Railway Culture Foundation, which has played an important role in using business achievements accumulated since JR East's founding to benefit society. Those contributions include promoting regional culture and sponsoring railway-related surveys, research, and international cultural exchanges.

In addition, JR East invites managers from railway companies around Asia to participate in business training courses organized by the foundation that cover railway management and technology. Also, the foundation completed the construction of a railway history exhibition hall in April 2003. Located in Shimbashi, Tokyo, the hall replicates the original Shimbashi station, from where Japan's first train departed in 1872. Further, the foundation plans to complete the construction of a railway museum in fiscal 2008. The museum will introduce railway technology and include displays of railway cultural heritage.

### Forestation

Members of local communities and volunteers from among JR East's employees take part in JR East's *Railway Lines Forestation Program*. During the 12 years through fiscal 2004, roughly 29 thousand people have participated in the program and 230 thousand trees have been planted.

### Union Internationale des Chemins de fer (UIC)

UIC is an organization that facilitates international cooperation among railway companies around the world. As an official member of the organization, JR East takes part in various initiatives and conferences that aim to promote the future development of railways by addressing various technological, managerial, and social issues.

Furthermore, JR East Chairman Masatake Matsuda is the vice chairman of UIC as well as chairman of one of UIC's decision-making bodies, the World Executive Council.



Sustainability Report 2003
http://www.jreast.co.jp/e/environment/index.html



Image of JR East's planned railway museum



A scene of *Railway Lines Forestation Program*

≫

≫

# On Track for World No. 1


VIEW
Suica
VIEW
VISA
Suica

## SUICA

≫

≫



## TECHNOLOGY DEVELOPMENT

≫

*View Suica* card lineup


view
Suica
VISA
JCB
MasterCard

A scene at automatic ticket gates



# SUICA

## *SUICA* OVERVIEW

In November 2001, JR East launched *Suica* (Super Urban Intelligent CArd), a system in which passengers use IC cards as commuter passes or stored-fare railway tickets. Previously, magnetic cards were used for those types of ticket. As a result, passengers can now pass through automatic ticket gates by just briefly touching them with their commuter pass cases containing *Suica*.

In addition to the coverage of *Suica* mainly in the Tokyo metropolitan area, JR East introduced the system at 65 conventional railway stations in the Sendai area in October 2003. With a population of more than one million, Sendai is the largest city in the Tohoku region. Also in October 2003, it became possible to use *Suica* commuter passes at certain Shinkansen stations. Through such efforts, JR East is increasing the coverage area of *Suica*. As of April 1, 2004, *Suica* could be used at a total 548 stations, including other railway companies' stations.

The number of *Suica* holders cleared the one-million mark only 19 days after the system's launch. Since then, their numbers have continued to climb. There were 9.0 million *Suica* holders as of the end of May 2004.

## MERITS OF *SUICA*

### Enhanced Convenience

Because *Suica* has a stored-fare function, even when commuter pass holders ride beyond the area covered by their passes, the outstanding fare is automatically deducted as the passenger touches the pass against the automatic ticket gate. In addition, because the data stored in the IC chip and the printed information on the surface of the card are rewritable, the same card can be used to renew the period of validity of passes. Moreover, data on individual commuter passes is stored in JR East's servers, allowing the prompt reissue if a pass is lost.

### Reduced Maintenance Costs

The *Suica* system also realizes dramatic savings on maintenance costs because of the negligible burden placed on the moving parts of the automatic ticket gates compared with magnetic cards.

### Demand Creation

In November 2002, one year after the introduction of *Suica*, JR East carried out a questionnaire survey of approximately 4,000 people, the results of which confirmed that *Suica* is creating demand. Of the respondents who used *Suica*, approximately 45% said that JR East's services had become easier to use, 10% replied that they used JR East's services more often than before, and 5% stated that when they had a choice of lines to the same destination they had started using JR East.

### Additional Station Space

The popularization of *Suica* will reduce the number of automatic ticket

## Number of *Suica* Holders





Thousands
10,000
8,000
6,000
4,000
2,000
0
11/18
12/31
'01
3/31
9/30
'02
3/31
9/30
'03
3/31
5/31
'04
View Suica card
Suica IO card
Suica commuter pass


## *Mobile Suica*



## Coverage Area of *Suica*



Service available as of June 2004 (excluding Shinkansen in the Sendai area)
Aomori
Hachinohe
Akita
Morioka
Shinjo
Sendai
Yamagata
Niigata
Fukushima
Nagaoka
Nagano
Takasaki
Utsunomiya
Mito
Omiya
Tokyo
Narita Airport
Haneda Airport
Hiratsuka
Odawara


vending machines at stations, which will enable JR East to exploit the space created for revenue-generating ventures.

### *SUICA* BEYOND STATIONS

When JR East initially introduced *Suica*, it only had commuter pass and stored-fare railway ticket functions that mainly covered the Tokyo metropolitan area.

In July 2003, JR East issued *View Suica* card, which combines the functions of a *Suica* stored-fare railway ticket and JR East's *View Card* credit card. Holders can use the railway ticket function of *View Suica* card to travel on trains. At the same time, they can use it as a credit card to recharge the stored-fare or to make general purchases. JR East is considering the addition of a function that automatically charges the credit card if the amount of stored-fare is insufficient when a holder passes through an automatic ticket gate. JR East is also looking at combining *View Suica* card with *Suica* commuter passes.

Further, it became possible to use *Suica* as electronic money at 196 stores in 64 stations from March 2004. This new function has significantly increased convenience for *Suica* users. When traveling on trains or shopping at station stores, they no longer have to go through the process of taking money out of their wallets and receiving change. Without taking their *Suica* from its pass case, they can enjoy fast, trouble-free shopping. In addition to stores and shopping centers in stations, JR East will focus on introducing the system into downtown stores. By the end of fiscal 2005, JR East aims to realize a network of 1,000 stores that accept *Suica*.

### FURTHER EVOLUTION OF *SUICA*

#### *JALCARD Suica*

Aiming for launch by the end of fiscal 2005, JR East plans to issue *JALCARD Suica* as a new card that combines the functions of the JAL (Japan Airlines) Group's credit card and *View Suica* card.

*JALCARD Suica* will be issued as a comprehensive transportation card encompassing both ground and air transport. Through this new card, JR East aims to enhance customer convenience and generate overall demand for train and flight services.

#### Further Mutual Use Tie-Ups

From August 2004, it will become possible to use *Suica* in the coverage area of West Japan Railway Company's equivalent IC card and vice versa. JR East is preparing for similar mutual use tie-ups with other transportation companies in the Kansai region, which includes Osaka, with a view to starting services from fiscal 2006. And, plans call for the establishment of separate mutual use tie-ups with 48 transportation companies in the Kanto region, which includes Tokyo, from fiscal 2007.

#### *Mobile Suica*

In the second half of fiscal 2006, JR East will market a combined *Suica* and cell phone—*Mobile Suica*. As well as the existing *Suica* functions, enabling users to ride on trains and use electronic money, *Mobile Suica* will feature the following new cell phone related functions.

- Recharging of stored-fare railway tickets and purchasing of commuter passes anytime, anywhere by using the telecommunication function
- Viewing of *Suica* usage record and stored-fare remaining by using the display function

JR East is also considering the inclusion of a function that will enable Shinkansen boarding and seating reservation.

New Railway Concept e@train


Anytime
Anywhere
Anyone
Home, Office, etc.
Providing information to meet diversified customer needs
Ticket Office
Inheriting railway technologies
Seamless access to trains
Station
Check Gate
Ticketless, cashless (PDA function + Ticket function + Money function)
On-Board
Customized on-board services
Shinkansen as No. 1
Control
Control system with IT
Environment-friendly railway system
Infrastructure
Reliable & cost-effective facilities
Station
People-friendly stations
Destination
Easy
Enjoyable
Economical

*East i*: Shinkansen line type

*NE train* (New Energy train)


Railcar wheels
Motor
Railcar wheels
Motor
Inverter
Converter
Electric generator
Diesel engine
Battery

# TECHNOLOGY DEVELOPMENT

## CONSTRUCTING THE WORLD'S NO. 1 RAILWAY SYSTEM

Based on the **e@train** concept, JR East conducts R&D aimed at constructing an unrivaled railway system. The **e@train** concept represents the newest and best form of "what the railway of the future should be." Aiming to realize the **e@train** concept, JR East has established six main development goals. To reach those goals, JR East's R&D focuses on safety, customer service, cost reduction, and the environment. The goals are as follows:

- Eliminate fatal accidents and injuries involving passengers and fatal accidents involving employees
- Provide accurate information to passengers and restore normal services promptly following service disruptions
- Cater to diversifying customer needs
- Enhance the comfort of Shinkansen travel
- Realize railcars and facilities with superior reliability and cost performance
- Create an environment-friendly railway network

## TAKING ON THE CHALLENGE OF CREATING A SHINKANSEN SURPASSING 300KM/H

Between fiscal 1988 and fiscal 2004, annual traffic volumes and revenues of JR East's Shinkansen services rose around 50%. Since 1987, mindful of the ongoing competition that airline companies pose, JR East has steadily honed the competitive edge of its Shinkansen high-speed transportation services.

Looking ahead, JR East has slated the extension of two of its Shinkansen line services (see page 20 for details). As JR East extends those lines, competition with airlines is likely to intensify. In order to win out against that competition, JR East must shorten travel times by further enhancing high-speed services—without sacrificing customer comfort or environmental compatibility.

Accordingly, with its sights set on achieving a top operational speed of 360km/h, JR East is preparing to build high-speed Shinkansen test railcars. Plans call for the completion of Shinkansen railcars in summer 2005 and hybrid Shinkansen railcars in spring 2006. Following the completion of those cars, JR East will conduct comprehensive operational trials through fiscal 2008.

## DEVELOPING HYBRID *NE TRAIN* (NEW ENERGY TRAIN) RAILCARS

Aiming to reduce the burden that its operations place on the environment, JR East began trials of its *NE train* (New Energy train) in May 2003. The train's engine drives an electric generator. Electricity produced by the generator or electricity stored in a battery is used to drive the motor, which, in turn, moves the train. The *NE train* also has a regenerative braking system. When the train brakes, the motor—

Image of high-speed Shinkansen test railcars



## Operational Railway Accidents*
Years ended March 31



Number of Accidents
Accidents per 1 Million Operating Kilometers
400
300
200
100
0
2.0
1.5
1.0
0.5
0.0
■ Number of Accidents
— Accidents per 1 Million Operating Kilometers
'88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04


* Train derailments and fatal accidents and injuries at such locations as level crossings and platforms.

acting as a generator—converts the kinetic energy created into electricity, which is stored in the battery.

Through its *NE* initiative, JR East aims to develop trains that use roughly 20% less energy than existing diesel trains. Moreover, the diesel engine used to drive the *NE train's* electric generator will halve emissions of NOx and particulate matter (PM) when used in tandem with the hybrid system. JR East has minimized maintenance and realized performance levels equivalent to those of existing electric trains by using standard equipment for the railcar body, motor, control systems, and instruments in the driver's cabin.

**ENHANCING MEASUREMENT TECHNOLOGY**

In October 2002, JR East launched operations of *East i*, a train used to monitor Shinkansen line rail tracks and electric systems. Running at a maximum speed of 275km/h, the same speed as operational Shinkansen trains, *East i* records data related to malfunction and maintenance checks. JR East uses the results of those measurements for a variety of purposes, including time-series management and analysis.

JR East launched operations of a new monitoring train in April 2003, with a view to automating and increasing the efficiency of such evaluation activities for conventional railway lines.

**AIMING TO BE THE WORLD'S SAFEST RAILWAY**

JR East undertakes ongoing investment in equipment and employee training aimed at enhancing the overall safety levels of its railway system. In addition, JR East conducts R&D focused on preventing derailments and human errors and on measures for natural disasters.

In fiscal 2004, there were 96 operational railway accidents* in the JR East network. This represents JR East's lowest ever number of accidents—down roughly 75% from fiscal 1988, when JR East was established. JR East is committed to continuing rigorous efforts to eliminate accidents.

*Train derailments and fatal accidents and injuries at such locations as level crossings and platforms.

**INCREASING DEVELOPMENT POSSIBILITIES UNDER ELEVATED RAILWAY TRACKS**

JR East has successfully created quiet environments underneath its elevated railway tracks by using new technology that it has developed jointly with Takenaka Corporation. The patent is pending for this new technology, which dramatically reduces noise and vibration when trains pass overhead. In February 2004, the opening of *Hotel Dream Gate Maihama* marked the first practical application of the new technology in Japan (see page 47 for details).

In the past, noise and vibration restricted the development of hotels or offices under elevated railway tracks. However, this new technology has opened up possibilities for the development of JR East's non-transportation businesses.

**MANAGING INTELLECTUAL PROPERTY**

JR East is working to further leverage its accumulated technologies through educational programs that are primarily focused on business model patenting. As of March 2004, JR East had a total of 2,137 patent applications, with 380 registered, and 604 trademark registration applications, with 589 registered.

| Principal Businesses | Business Composition by Segment |
|---|---|

## TRANSPORTATION



**Shinkansen Network**
High-speed train services linking Tokyo with major cities

**Tokyo Metropolitan Area Network**
Trains serving the Tokyo area, the largest market in Japan

**Intercity and Regional Networks**
Intercity transportation other than Shinkansen network and regional transportation outside the Tokyo metropolitan area network

**Travel Agency Services**
*View Plaza* (travel agencies) and other outlets selling travel products

**Bus Services**
Bus services conducted in addition to railway operations


71%
75%

■ Operating revenues
□ Operating income

## STATION SPACE UTILIZATION



**Retailing**
Retailing activities, such as kiosk outlets and convenience stores, at stations and sales of snacks, drinks, and other goods inside trains

**Restaurants**
Fast food stores and a variety of restaurants operated mainly at or near stations


14%
7%

■ Operating revenues
□ Operating income

## SHOPPING CENTERS & OFFICE BUILDINGS



**Shopping Centers**
Leasing space to retailers and other tenants in shopping centers at stations

**Office Buildings**
Operation of buildings used primarily as office space


7%
13%

■ Operating revenues
□ Operating income

## OTHER SERVICES



**Advertising and Publicity**
Advertising and publicity in stations and inside trains

**Hotel Operations**
Chain hotel businesses, including *Metropolitan Hotels* and *HOTEL METS* operated as part of the *JR East Hotel Chain*

**Information Services**
Information processing development, operations and support for Internet businesses, and related activities

**Housing Development and Sales**
Primarily the development and sales of housing sites, houses, and condominiums at locations along JR East's rail lines

**Credit Card Business**
The *View Card*, a credit card that is honored at stations, stores at stations, hotels, shopping centers and VISA, JCB, or MasterCard card member merchants

**Others**
Wholesale, truck delivery, cleaning, and other businesses


8%
5%

■ Operating revenues
□ Operating income

# JR EAST'S COMPETITIVE ADVANTAGES

## TRANSPORTATION

>> JR East has the dominant market share for routes between Tokyo and most of the major cities in the Tohoku region.

>> JR East's price competitiveness is strengthened because rival railway companies had to raise fares repeatedly to offset large-scale capital expenditures needed to increase transportation capacity.

>> JR East's development of a through service linking suburban cities in the northern and southern parts of the Tokyo metropolitan area has significantly altered passenger flows.

>> By enhancing its through services, JR East will win passengers, particularly commuter pass holders, from competitors' railway services.

>> JR East will increase *Green Cars* (first class cars) on local trains to cater to passengers' seating needs and increase revenues.

>> In fiscal 2004, approximately 80 thousand people used JR East's "breaks for seniors" travel packages, which have been created to cater to Japan's graying society.

## NON-TRANSPORTATION

>> Considerable scope remains for the development of non-transportation businesses, given JR East's large number of high-passenger-volume stations, which include 33 stations used by more than 200 thousand passengers a day and 55 stations used by between 100 thousand and 200 thousand passengers a day.

>> Prospects are very favorable for JR East's convenience store operations, which boast average daily store sales approaching those of major convenience store chains in Japan.

>> JR East is implementing a plan to make stations more attractive and profitable by developing new areas for commercial premises.

>> Stations and nearby facilities and land owned by JR East are assets that can be leveraged to generate high profits.

>> The 15 office buildings operated by JR East are performing extremely well. All of the buildings enjoyed 100% tenancy rates as of April 2004, thanks to the competitive advantages afforded by their prime locations that offer direct access to train stations.

>> Its numerous high-passenger-volume stations and railway services enable JR East to dominate Japan's main transportation advertising market—the Tokyo metropolitan area. JR East's transportation advertising business accounts for roughly 45% of that market in terms of revenues.

>> As well as generating profits from real estate holdings, JR East's hotel operations achieve significant synergies with railway and travel agency businesses.

>> By using a jointly developed construction method that dramatically reduces noise and vibration, JR East built its first-ever hotel under elevated railway tracks.

Note: The number of station users for each station represents twice the number of passengers embarking.

# SHINKANSEN NETWORK

## OVERVIEW

For JR East, its Shinkansen services rank alongside its transportation services in the Tokyo metropolitan area as a mainstay business. JR East operates a five-route Shinkansen network that links Tokyo with five regions: Tohoku, Joetsu, Nagano, Yamagata, and Akita. Specially designed hybrid Shinkansen trains—capable of running on Shinkansen and conventional lines—serve the Yamagata and Akita regions.

The 631.9-kilometer Tohoku Shinkansen line runs between Tokyo and Hachinohe, with the fastest train on the line covering this distance in 2 hours and 56 minutes. Meanwhile, the 303.6-kilometer Joetsu Shinkansen line connects Omiya and Niigata. The minimum travel time to complete the 333.9-kilometer section between Tokyo and Niigata is 1 hour and 37 minutes. The 117.4-kilometer Nagano Shinkansen line extends from Takasaki to Nagano. The fastest train covers the 222.4-kilometer Tokyo–Nagano stretch of line in 1 hour and 23 minutes. A through service to a conventional line links Tokyo and Shinjo and covers 421.4 kilometers. And, the Yamagata hybrid Shinkansen can complete that journey in as little as 3 hours and 14 minutes. Also, the Akita hybrid Shinkansen (a through service to conventional lines) covers the 662.6-kilometers between Tokyo and Akita in a minimum of 3 hours and 49 minutes.



—Tohoku Shinkansen
—Joetsu Shinkansen
—Nagano Shinkansen
—Yamagata Hybrid Shinkansen (through service from Fukushima to Shinjo)
—Akita Hybrid Shinkansen (through service from Morioka to Akita)
--- Under Construction
( ) Operating kilometers from Tokyo
Shin-Aomori
Aomori Airport
Misawa Airport
Hachinohe (631.9km)
Akita (662.6km)
Morioka
Shinjo (421.4km)
Sendai
Yamagata
Niigata (333.9km)
Fukushima
Joetsu
Nagano (222.4km)
Echigo Yuzawa
Takasaki
Honjo Waseda
Omiya
Ueno
Tokyo
Haneda Airport


Five-Route Shinkansen Network

## TOPICS

### Continuing Strong Demand for *Hayate* Service on the Tohoku Shinkansen Line

For services linking Tokyo and the northern part of Japan's main island, JR East has taken decisive steps to heighten competitiveness with air routes. In December 2002, the Tohoku Shinkansen line was extended 96.6 kilometers, from Morioka to Hachinohe. A journey between Tokyo and Hachinohe on the quickest train now takes only 2 hours and 56 minutes—a saving of 37 minutes. To coincide with the launch of services between Morioka and Hachinohe, JR East unveiled its new E2-1000 series railcar, which enhances passenger comfort through full active suspension and low-noise pantographs. Moreover, JR East has simplified train schedules to make them easier to use. And, in response to increased demand for seating, JR East has introduced all-reserved-car Shinkansen.

Clearly, the extension of the Tohoku Shinkansen line to Hachinohe has significantly boosted demand for JR East's railway services. Compared with the *Hatsukari* limited express service on the previous conventional line, the new *Hayate* service achieved a more-than-50% rise in passenger numbers in the first half of fiscal 2004, even though the initial excitement following the service launch had abated.

The *Hayate* service has enabled JR East to capture a significantly larger share of the market for travel between Tokyo and the Aomori and Misawa areas. Before the launch of the *Hayate* service, JR East accounted for about 40% of that market. In the first half of fiscal 2004, that share jumped to roughly 70%. As a result, an airline suspended its service between Haneda Airport in Tokyo and Aomori Airport at the end of November 2003. Further, another airline reduced its daily services between Haneda Airport and Misawa Airport near Hachinohe from four to three in December 2002 and uses smaller airplanes for the remaining services.



Shinkansen trains



*Hayate*, E2-1000 series railcar operating on the Tohoku Shinkansen line

### Opening Honjo Waseda Station

In March 2004, JR East opened its first new station on the Joetsu Shinkansen line since it came into operation in November 1982. The new station—Honjo Waseda—is situated about 90 kilometers north of Tokyo station. Waseda University has several facilities near-by the station, including the Graduate School of Global Information and Telecommunication Studies and a support facility for emerging industries. In addition, the university plans to establish an environment related graduate school in the area in April 2005.

The fastest train from Honjo Waseda station takes 49 minutes to reach Tokyo station. A total of 51 trains stop at the new station daily, mainly during the morning and evening rush hours, making the commute between Tokyo and Honjo Waseda more convenient. The construction of Honjo Waseda station was funded by local governments and contributions from businesses.

### Enhancing Joetsu Shinkansen Services

To cater to growing passenger demand, JR East increased use of the all-double-decker E4 *Max* series Shinkansen during peak morning and evening commuting periods on the Joetsu Shinkansen line in March 2004. As a result, seat availability rose 15%. Also, JR East raised the operating speed from 210km/h to 240km/h on certain track sections for 11 round trips of the *Toki* Shinkansen service that connect with the conventional line *Hakutaka* limited express service at Echigo Yuzawa station, roughly 200 kilometers north of Tokyo.

In accordance with environmental noise regulations, the majority of trains on the Joetsu Shinkansen line operated up to a maximum speed of 210km/h as of March 2004. However, following the preparation of environmental measures, JR East intends to raise the top speed for all trains operating south of Echigo Yuzawa station to 240km/h.

### Bolstering Service Reliability

JR East has completed a series of scheduled reinforcement projects aimed at preventing rain-related damage on its five Shinkansen lines.

In the past, JR East cancelled train services or reduced train operating speeds to ensure safety when rainfall intensity exceeded a specified level. However, JR East undertook reinforcement projects in areas nearby tracks to preempt rain-related damage. As a result, rain-related cancellations were, in principle, eliminated for the Nagano Shinkansen line from June 2002 and for the Tohoku Shinkansen and Joetsu Shinkansen lines from December 2002.

Also, JR East carried out similar reinforcement work on the Akita hybrid Shinkansen line. Due to those efforts, JR East was able to relax mandatory restrictions on train operations during heavy rain from June 2003. Moreover, JR East has eliminated rain-related cancellations for some sections of the Akita hybrid Shinkansen line and roughly halved cancellations and speed restrictions on the line. JR East also implemented similar measures for the Yamagata hybrid Shinkansen line in June 2002.

## OUTLOOK

### Extending Shinkansen Lines

Extension work is currently under way on the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line and the Nagano–Toyama segment of the Hokuriku Shinkansen line. For the Hokuriku Shinkansen line, JR East will operate the section between Nagano and Joetsu (see page 20 for details).



Honjo Waseda station with E4 *Max* series Shinkansen



A scene of reinforced track on the Akita hybrid Shinkansen line

# TOKYO METROPOLITAN AREA NETWORK

## OVERVIEW

The Tokyo metropolitan area network has a total of 1,106.1 operating kilometers, excluding Tokyo Monorail, that link central Tokyo with nearby suburban cities. Most of the network is within a 100-kilometer radius of Tokyo station. JR East accounts for almost half of the Tokyo area's huge, highly profitable rail transportation market in terms of passenger kilometers and operating revenues (see page 88 for details).

## TOPICS

### Competing with Other Railway Companies

In Tokyo, competition is intensifying as operators of rival subway networks and other railway systems develop their networks and services. JR East is responding to this competitive environment by strengthening its network. JR East has a significant advantage in those expansion efforts because it is able to leverage established infrastructure without incurring large capital expenditures through such measures as developing new routes that share existing line segments with other services.

Meanwhile, JR East has not raised fares since its establishment in 1987, except to reflect consumption tax introduction and revision. In contrast, during the same period, most of the other major passenger railway companies have been compelled to raise fares repeatedly to offset sizable investments needed to boost capacity. As a result, JR East's price competitiveness has risen steadily.

Without fare increases or large capital expenditures, JR East has been able to achieve a capacity increase over the 17 years since its establishment equivalent to 2.7 times the average capacity of its major Tokyo competitors.

### Easing Crowding

JR East has taken steps to alleviate crowding on main lines in the Tokyo metropolitan area during the morning rush hour by introducing new wide-bodied railcars and railcars with longer seats and by using commuter liners to segregate passenger flows. Consequently, average over-utilization rates have decreased from 238% in fiscal 1988, when JR East was established, to 194% in fiscal 2004. JR East is targeting an average over-utilization rate of between 180% and 190% for the Tokyo metropolitan area by fiscal 2006.

### Increasing Frequency of Services on the Shonan-Shinjuku Line

By sharing existing line segments with other services, JR East launched the Shonan-Shinjuku line in December 2001. This new route has already changed passenger flows by eliminating the need to change trains when traveling between suburban cities in the northern part and the southern part of the Tokyo metropolitan area. The route covers more than 180 operating kilometers.

Initially, the line carried 25 round-trip trains a day; however, that increased to 38 in December 2002 to raise morning and evening service volumes. Passenger numbers have grown from about 30 thousand a day to more than 60 thousand a day—partly as a result of passengers switching to the Shonan-Shinjuku line from the services of rival railway companies.

## OUTLOOK

### Strategically Expanding the JR East Transportation Network

JR East aims to simultaneously enhance passenger convenience and increase revenues by offering through services and seating services.

- Through services will enable JR East to win passengers from rival forms of transportation and to increase revenue by realizing superior convenience and shorter travel times.
- Seating services will enable JR East to increase revenue by allowing it to charge additional fees for those high-value-added services.


JR East lines
Other lines

Rail lines around Tokyo



A view of *Green Car* (first class cars) railcars

## Constructing a Track Overpass near Ikebukuro Station

To increase the number of trains operating on the Shonan-Shinjuku line, JR East has built elevated tracks to bypass a bottleneck created by a same-level intersection with another JR East line near Ikebukuro station. In autumn 2004, plans call for increasing the number of trains operating on the Shonan-Shinjuku line, especially during the morning rush hour, from 38 round trips a day to 64.

JR East anticipates that increasing through services will encourage more passengers, particularly those using commuter passes, to change from competitors' train services to JR East services.

## Introducing *Green Cars*

JR East local trains on certain lines include *Green Cars* (first class cars), which are used on average by 57 thousand passengers a day.

In autumn 2004, JR East will connect two double-decker *Green Cars* to local train services on further three lines. By adding those cars, JR East aims to cater to passengers' seating needs and increase revenues. And, JR East will introduce the *Green Car Suica* system, which reduces the need for on-board ticket inspection for *Suica* users.

## Introducing New Railcars on the Joban Line

In 2005, JR East is planning to introduce the new E531 series train on the Joban line, one of the main lines in the Tokyo metropolitan area. The E531 series will be the first suburban train with a top speed of 130km/h. The introduction of that new train will shorten the travel time by roughly three minutes for the approximately 60 minutes of travel between Ueno and Tsuchiura. Further, JR East is considering the introduction of a rapid service that will shorten that journey by 10 minutes in order to strengthen competitiveness with the Tsukuba Express, which is due to come into service in autumn 2005.

## Taking Measures to Enhance Reliability

JR East strictly adheres to regulations that mandate the cancellation of train services or the reduction of train operating speeds to ensure safety when rainfall intensity exceeds a specified level.

In the five-year period from fiscal 2005, JR East will take steps to eliminate service cancellations and raise permissible top operating speeds. JR East intends to undertake construction projects to mitigate rain damage at approximately 500 locations, mainly focusing on sections of track in the Tokyo metropolitan area that have a particularly significant impact on passenger flows. Upon completion of the works, JR East expects to reduce train delays and cancellations due to heavy rain roughly 40% in the Tokyo metropolitan area.

## Aiming to Realize the Tohoku Through Line Concept

JR East aims to establish a new through route by laying additional double tracks between Ueno station, which is the terminus for northbound, medium-distance services, and Tokyo station, which is the terminus for southbound, medium-distance services. Service roll-out is slated for fiscal 2010.

JR East is confident that improvement of its network will heighten competitiveness with other railway companies by easing crowding, reducing travel times, and eliminating bothersome transfers.



A scene of reinforced track on a conventional line


Omiya
Kawagoe
Tsuchiura
Akabane
Ikebukuro
Tachikawa
Nishi-Ogikubo
Asagaya
Mejiro
Ueno
Nishi-Funabashi
Shinjuku
Tokyo
Shibuya
Shimbashi
Maihama
Shinagawa
Haneda Airport
Omori
Yokohama
Yamanote line
Tohoku line / Takasaki line
Joban line
Tokaido line
Shonan-Shinjuku line
Under construction for the Tohoku through line

Enhanced Tokyo Metropolitan Area Network

Note: The stations and the lines in this map appear throughout the text, including in the non-transportation section.

# INTERCITY AND REGIONAL NETWORKS, TRAVEL AGENCY SERVICES

## INTERCITY AND REGIONAL NETWORKS

### OVERVIEW



Intercity and regional networks cover 5,367.8 kilometers, accounting for more than 70% of JR East's total network. Those networks provide non-Shinkansen intercity services and regional services not covered by the Tokyo metropolitan area network.

The intercity network mainly comprises limited express trains. JR East continues to upgrade services with the introduction of new railcars, more frequent departures, and more convenient connections to Shinkansen lines. For the regional network, JR East is working to improve business performance by reflecting customer trends in train scheduling to promote travel by railway and by raising efficiency through such measures as the introduction of trains that can be operated by only one crew member.

Particularly in rural areas, the advantages of automobiles are increasing due to highway construction and improvements in local road networks. JR East is adapting to this changing environment by introducing a range of services aimed at coexistence with road travel. Such initiatives include park and ride, bus, and rent-a-car services.

### TOPICS

**Promoting Park and Ride**

JR East is moving forward with the development of station parking lots, especially in regional cities, to meet the needs of passengers that drive to their nearest station and then travel by train to their destinations. As of the end of March 2004, over 500 stations had total parking lot capacity for approximately 60,000 vehicles.

**Enhancing Convenience through *Rail and Rent-a-Car***

The rail and rent-a-car service enables passengers to ride comfortably to their destination by train and to enjoy the freedom of a rental car once they arrive. JR East introduced a service in April 1995 that allows passengers to rent cars at about half the standard rate. This service has proved popular, with roughly 150,000 passengers taking advantage of it in fiscal 2004.

## TRAVEL AGENCY SERVICES

### OVERVIEW

JR East sells travel packages mostly through its chain of *View Plaza* travel centers, mainly located in stations. In particular, JR East offers superior packages that leverage its railway network. JR East is working especially hard to offer travel packages that target specific types of customer based on detailed market research. Also, JR East advertises the attractions of such railway-centered travel packages and of packages developed in collaboration with regional communities through the Internet and other mass-media channels.

### TOPICS

**Promoting Tourism from Overseas through the East Japan Railway Japan Bound Tour Operation Center**

In July 2003, JR East started operations of the East Japan Railway Japan Bound Tour Operation Center, which arranges travel packages and group rail tickets for non-Japanese visiting Japan.



Park and ride services



A scene at a *View Plaza* travel center

JR East offers user-friendly travel packages for Japan through the JAL Group's overseas offices.

Japan's private and public sectors are currently making a concerted effort to revitalize the domestic economy by promoting tourism. The Japanese government has launched the "Visit Japan Campaign," which aims to increase the number of non-Japanese tourists visiting Japan from about 5 million a year to 10 million a year by 2010. The establishment of the East Japan Railway Japan Bound Tour Operation Center as a department dedicated to services for tourists from overseas is linked to that initiative. By focusing mainly on the areas covered by its railway operations, JR East intends to discover and publicize tourism resources while working with regional communities to develop and market attractive travel packages.

**Marketing Targeted Travel Packages**

One example of JR East's original targeted travel packages is its *Otona no Kyujitsu*, or "breaks for seniors." In fiscal 2004, about 80,000 passengers bought one of those products, which JR East markets to serve the needs of Japan's rapidly aging society. Another example is *Meguri-Hime*, or "touring princess," catering to middle-aged women that have been freed from childcare responsibilities and have increased leisure time. JR East sold about 30,000 of those packages in fiscal 2004. *Nombiri Komachi*, or "relaxing tours for young women," is a product targeting working women in their late 20s and early 30s. In fiscal 2004, 60,000 customers chose this package.



Leaflet of *Nombiri Komachi*

Further, in January 2004, JR East marketed *The Onsen*, or "hot springs," a new travel package brand focused on the appeal of real hot spring spas. These new products are earning a strong reputation as a new type of travel package that only offers authentic hot spring spas.

Amid the surfeit of travel-related information, JR East is successfully developing the brand presence of those travel packages. Customers highly evaluate JR East's products because each package has a clear concept, and JR East emphasizes communication with customers to find a trip that matches their individual preferences.

**Strengthening *eki-net* Travel Services**

JR East is continually working to raise customer convenience by enhancing automated sales methods. For example, in April 2001, JR East established the *eki-net* travel web site as a one-stop travel related ticketing service ("eki" is Japanese for railway station). By using the site, customers can reserve JR line tickets, air tickets, rental cars, hotel rooms, and a variety of travel packages. Further, in December 2002, JR East launched the *eki-net* discount system, which offers passengers discounted fares if they reserve tickets through *eki-net* and collect them from an automated ticket vending machine.

In May 2003, *eki-net* travel was chosen as the most-improved web site in a brand ranking of the web sites of about 800 major companies carried out by Nikkei BP Consulting Inc., an IT industry think tank. On a quarterly basis, Nikkei BP Consulting surveys the web sites of major companies nationwide from the user's viewpoint by assessing such factors as public awareness of site contents and traffic volumes.


EASTERN JAPAN
RAIL PACKAGE
JR列車旅遊自由行
KUSATSU ONSEN WITH SHINKANSEN

*RAIL PACKAGE* to attract overseas tourists


world eki-net
Japan Railways Seat Reservation Service
HOW TO USE THIS SERVICE

*World eki-net* site
http://www.world.eki-net.com/

# STATION SPACE UTILIZATION

## OVERVIEW

JR East stations—used by roughly 16 million passengers a day—are JR East's largest management resource. JR East operates a wide range of businesses, including retail outlets and restaurants, to enhance customer convenience and comfort and to raise profitability.

Many of JR East's stations have high passenger volumes; 88 stations are used by more than 100 thousand passengers a day, including 33 used by more than 200 thousand passengers a day. Given those volumes, there is clearly significant potential for the further development of non-transportation services.

## TOPICS

### Implementing a *Station Renaissance* Strategy

JR East is aggressively pursuing ways to take full advantage of the potential of stations—its largest management resource—based on the *Station Renaissance* business strategy, which aims to simultaneously make stations more attractive and raise profitability. In that initiative, JR East will seek to reflect the customer's viewpoint and raise the group's value. Specifically, JR East intends to reassess existing facilities thoroughly; optimize deployment of businesses for each station; and create space for new businesses.


Convenience store
Shops/Restaurants
Commercial space
Ticket gate
Station office
Artificial ground

*Station Renaissance*

As part of the *Station Renaissance* strategy, JR East developed stores and renewed existing stores to reflect the particular characteristics of respective stations at approximately 220 locations in the three-year period through March 2004, including 73 locations in fiscal 2004. JR East has worked to create stations that generate higher profits by offering pleasant, spacious environments that meet customer needs.

### Developing *Dila* Station Shopping Malls

JR East operated shopping malls under the *Dila* trade name at nine stations as of June 2004. In May 2003, JR East opened a *Dila* shopping mall at Asagaya station, which is used by 88 thousand passengers a day. And, in November 2003, JR East unveiled a *Dila* shopping mall at Nishi-Ogikubo station, which is used by 80 thousand passengers a day. *Dila* shopping malls have been favorably received by customers due to the inclusion of JR East's *NEWDAYS* convenience stores and a variety of unique restaurants.

Both new malls, which opened on the completion of renewal work at the respective stations, are enhancing passenger convenience and contributing to revenues.

### Thriving Convenience Store Operations

JR East operates a convenience store network as part of its retailing business in stations. Convenience store operations are an extremely promising business format, with average daily store sales approaching those of major convenience store chains in Japan. In fiscal 2002, JR East integrated and restructured convenience store operations—previously dispersed among several subsidiaries—under the trade name *NEWDAYS*. Those efforts enhanced operational efficiency by increasing centralization of supply-related, logistical, and other systems. And, JR East expects that reorganization will increase the speed of future store network development.



*Station Renaissance* "Before & After" at Nishi-Ogikubo station



Note: The number of station users for each station represents twice the number of passengers embarking.


NEWDAYS

*NEWDAYS*

**Forging Alliances with Companies outside the JR East Group**

JR East is pursuing tie-ups with companies outside the group in order to enhance its ability to address diversifying customer needs and to step up the pace of its business development. JR East is facilitating a variety of station store openings by such companies as Ryouhin Keikaku Co., Ltd., and Fast Retailing Co., Ltd.

In fiscal 2004, JR East formed an alliance with Shikoku Railway Company to take advantage of the booming popularity of sanuki udon, a type of Japanese noodle, and opened four noodle restaurants at high-passenger-volume stations in the Tokyo metropolitan area.

**OUTLOOK**

**Developing Omiya, Shinagawa, and Tachikawa Stations**

Several projects for the opening of new station concourses on artificial ground constructed above the railway tracks are slated for completion by the end of fiscal 2006. Construction currently under way at Omiya station, a terminal in the northern Tokyo metropolitan area used by 455 thousand passengers a day, is scheduled for completion in spring 2005. JR East aims to finish a concourse at Shinagawa station, a terminal in southern Tokyo used by 567 thousand passengers a day, in autumn 2005. And, plans call for the opening of a concourse in fiscal 2006 at Tachikawa station in western Tokyo, which is used by 291 thousand passengers a day. Those construction projects aim to enhance the stations' appeal by creating barrier-free environments and easing crowding. At the same time, JR East aims to make the stations highly profitable by creating additional space for businesses.

In September 2003, JR East established wholly owned subsidiary JR East Station Retailing Co., Ltd. To take the fullest advantage of the merits of Omiya, Shinagawa, and Tachikawa stations and other stations, the new company will be responsible for designing and producing areas within stations that combine railway and commercial facilities and for managing commercial facilities.

**Upgrading Nishi-Funabashi Station**

JR East has also scheduled Nishi-Funabashi station for development, which it expects to complete by spring 2005. Nishi-Funabashi station, a seven-direction hub, is used by 212 thousand passengers a day. JR East plans to expand the station concourse and mitigate crowding by constructing artificial ground above railway tracks.

In addition to the abovementioned stations, JR East has slated development projects for terminal stations in prefectural capital cities and in other stations.



Image of *Station Renaissance* at Shinagawa station



Image of *Station Renaissance* at Tachikawa station

# SHOPPING CENTERS & OFFICE BUILDINGS

## OVERVIEW

JR East's stations and surrounding land are assets with the potential to generate high profits. JR East's shopping centers and office buildings businesses offer passengers convenient shopping at stations while enhancing profitability through revenue from commercial tenants. As of March 2004, JR East operated 118 shopping centers and 15 office buildings. In those operations, JR East aims to achieve a tenant mix that reflects customer needs, the nature of the site, and the characteristics of the local market.

## TOPICS

### Unveiling *JR Shinagawa East Building*



*JR Shinagawa East Building*

In March 2004, JR East opened the *JR Shinagawa East Building* at the east exit of Shinagawa station. Used by 567 thousand passengers a day, Shinagawa station is situated at the center of a rapidly expanding new business area.

This new development is a multi-purpose building that includes offices and a shopping center. Each of the building's main floors—5th through 20th story—has 1,700 square meters of functional office space for rent that is ideally suited to the installation of various IT systems. The 2nd through 4th floors comprise the *atré Shinagawa* shopping center, which evokes the atmosphere of a prestigious commercial space through its tenant mix and sophisticated design inspired by "New York" style.

Shinagawa station has excellent transportation links with ready access to airports as well as a new Shinkansen station on the Tokaido Shinkansen line, opened by Central Japan Railway Company in October 2003.

### Boasting a 100% Occupancy Rate

Fiscal 2004 saw the completion of a series of large-scale office building projects in downtown Tokyo, leading to an office space over-supply that became known as the "fiscal 2004 problem." Against this backdrop, JR East's 15 office buildings posted strong performances due to the considerable advantage afforded by direct station access. As of April 2004, the overall occupancy rate for those buildings was 100%.

### Opening of *Lumine Kawagoe*

In February 2004, JR East unveiled a new *Lumine* shopping center at Kawagoe station, which is used by 71 thousand passengers a day. JR East has opened 11 shopping centers at stations under its *Lumine* trade name to date. This shopping center was developed by utilizing land freed up by the construction of Kawagoe's elevated station building.

The store's extensive lineup of high-profile products and services attracted 35 thousand customers on the first day of business.

### Cutting the Tape for *EKIST Shonan Hiratsuka*

In December 2003, JR East opened *EKIST Shonan Hiratsuka* at Hiratsuka station, used by 115 thousand passengers a day. This new shopping center was constructed on JR East land that was freed up by the relocation of a warehouse at the station's south exit and provides a comprehensive range of everyday consumer services.

### Reorganizing Shopping Center Management Companies

In April 2003, eight subsidiaries were merged into four, and, in April 2004, nine subsidiaries were merged into four. Through those mergers, JR East aims to enhance the competitiveness of shopping center operations by strengthening the companies' marketing capabilities, financial positions, and profitability.



*Lumine Kawagoe*



A scene in station-based nursery school at Omori station

Note: The number of station users for each station represents twice the number of passengers embarking.

## Developing Station-Based Nursery Schools

JR East is developing nursery-school operations with a view to contributing to local communities and to enhancing its station services facilities. Based on evaluations of demand and in collaboration with local governments, JR East leases land or facilities abutting stations to nursery-school operators.

In April 2004, three station-based nursery schools were launched in northern Tokyo. And, as of June 2004 there were 13 nursery schools in total. Parents, particularly those in suburban areas with long commutes to work, have welcomed the convenient siting of those nursery schools next to stations. JR East anticipates that the new nursery schools will generate synergies as customers use other JR East commercial facilities nearby.

## Attracting Customers through *Ekipara**

JR East is aggressively leveraging IT to further publicize its shopping centers at stations. For example, *Ekipara* is a portal web site that offers comprehensive information relating to JR East's shopping centers at stations. The web site aims to encourage customers to visit shopping centers at stations by including information on 7,000 shops in more than 100 shopping centers. In addition, *Ekipara* distributes an e-mail magazine and features a tenant shop search function. As of March 2004, the web site had a membership of 23,000. In fiscal 2004, the site received an average of 25,700 page views a day, and on certain days that number exceeded 60,000.

Furthermore, in July 2003 JR East launched *Keitai Ekipara*, a web site accessible by cell phones. As of March 2004, the site had a membership of 30,000.

* http://www.ekipara.com/

# OUTLOOK

## Planning to Develop the Tokyo Station District

Tokyo station is centrally positioned in Tokyo and used by 738 thousand passengers a day. In the area around the station, projects are under way to create city spaces and urban landscapes. In spring 2007, JR East will complete a multipurpose building with 34 floors above ground and 4 basement floors on the north, Nihombashi side of the station that will include office, conference, and hotel zones. The new building will be significantly differentiated from conventional office buildings by a direct link to Tokyo station that will give excellent accessibility and by its designation as a building for the promotion of exchange among companies' R&D organizations, consulting companies, and universities.

On the station's west, Marunouchi side, JR East plans to conserve and restore the historic station building to its original form. On the station's east, Yaesu side, plans call for the construction of twin 200-meter towers. Additionally, JR East will create squares on the east and west sides of the station. That series of construction projects is scheduled for completion in fiscal 2011.

## Constructing a Shopping Center at Odawara Station

The construction of a shopping center at Odawara station is in progress as of June 2004. The station connects five lines, including those of other railway companies, and JR East alone accounts for 65 thousand passengers daily. Scheduled to open in summer 2005, the new building will have five upper floors and one basement floor and is being built on the previous site of the ground-level Odawara station concourse, which became obsolete following the construction of a new elevated concourse in March 2004.



Image of a shopping center at Odawara station



Image of the multipurpose building on the Nihombashi side of Tokyo station



Development plans for the Yaesu district at Tokyo station

# OTHER SERVICES

## ADVERTISING AND PUBLICITY

### OVERVIEW

JR East's transportation advertising operations mainly focus on station concourses and railcars. In Japan, transportation is a major advertising medium. With respect to advertising revenues, it ranks higher than radio and next after television, newspapers, and magazines. Because JR East conducts its advertising operations focused on stations and lines that are used by large numbers of customers, it has a dominant share of the mainstay Tokyo metropolitan area market—roughly 45% in terms of revenues from transportation advertising.

For example, an 11-car Yamanote line train has space for about 2,000 separate highly visible advertisements. In addition to selling conventional station poster and signboard space, JR East is working to increase revenues by marketing unused station spaces, such as automatic ticket gates and floors.

### TOPICS

JR East is aggressively developing new advertising mediums that boost sales for existing mediums and meet customer needs.

#### Leveraging IT

In April 2002, JR East introduced new railcars with two 15-inch visual displays above each door broadcasting information on the train's progress and advertisement videos, respectively. A very high proportion of passengers view the displays, which have become established as the first full-fledged moving-image medium in railcar advertising.

#### Advertising on Railcar Bodies

JR East began to sell advertising space on its railcar bodies in February 2002, after the Tokyo Metropolitan Government lifted a ban that had been imposed on such advertising because of aesthetic reasons.

In fiscal 2003, JR East mainly sold railcar body advertising for the Yamanote line, the high-passenger-volume line encircling downtown Tokyo. In fiscal 2004, JR East extended marketing of railcar body advertising in the Tokyo metropolitan area.



Advertising on railcar bodies

## HOTEL OPERATIONS

### OVERVIEW

Hotels are a powerful vehicle for generating income from real estate holdings and creating synergies with railway and travel agency operations. JR East operates several types of hotels, including city, business, and long-stay hotels. As of June 2004, JR East had a total of approximately 5,000 guest rooms in 40 hotels.

JR East seeks to strengthen the overall operation of its hotels by managing them as a single, integrated chain—*JR East Hotel Chain*—that achieves economies of scale based on the utilization of the JR East network through such initiatives as joint advertising and purchasing. Further, JR East is working to build an efficient management organization and to bolster competitiveness by standardizing the chain's management systems.

### TOPICS

#### Developing *Metropolitan Hotels*

*Metropolitan Hotels* are an important part of the *JR East Hotel Chain*. JR East operated 10 of those hotels mainly in the Tokyo



15-inch visual displays



*HOTEL METS Mejiro*

Note: The number of station users for each station represents twice the number of passengers embarking.

metropolitan area and at major terminal stations in regional cities as of June 2004. The hotels' prime locations nearby stations give them a competitive advantage. In addition, *Metropolitan Hotels* offer a range of sophisticated services that are optimally balanced among accommodation, restaurants, and facilities for receptions.

### Improving the Quality of *HOTEL METS*

*HOTEL METS* are primarily business hotels that offer comfortable, reasonably priced rooms with facilities that are comparable with city hotel accommodation. JR East operated 15 *HOTEL METS*, primarily in the Tokyo metropolitan area, as of June 2004. JR East is steadily working to enhance the quality of *HOTEL METS* by developing know-how based on the ISO 9001 certified quality management system obtained by *HOTEL METS Nagaoka*.

In October 2003, JR East opened the 95-room *HOTEL METS Mejiro,* which is performing well due to its popularity among businesspeople and tourists.

### Reorganizing Hotel Management Company

In April 2004, JR East sought to specialize the functions of its subsidiary—Ikebukuro Terminal Building Co., Ltd., by splitting it into a management company for shopping areas and office spaces, and a company, Hotel Metropolitan Co., Ltd., focused on hotel-related operations. JR East hopes that this division will enable swift, efficient management by clarifying responsibilities for respective operations and enhancing the autonomy and maneuverability of each company.

Further, JR East will reorganize its hotels in response to the increasingly intense competition among hotels centered on the Tokyo metropolitan area. In those efforts, Hotel Metropolitan Co., Ltd., will be positioned as the key hotel company of the *JR East Hotel Chain*.

### Unveiling *Hotel Dream Gate Maihama*

In February 2004, JR East opened *Hotel Dream Gate Maihama* at Maihama station—situated at the entrance to Tokyo Disney Resort. The new hotel has 80 rooms, largely catering to the needs of families and tourist groups. Due in part to its reasonable prices, almost all of the guest rooms have been occupied since the hotel opened.

*Hotel Dream Gate Maihama* is the first hotel among the *JR East Hotel Chain* to be built under elevated railway tracks. In the past, such areas were unsuitable for the development of hotels or offices due to the vibration and noise caused by trains passing overhead. However, a new construction technique jointly developed by JR East and Takenaka Corporation has achieved a dramatic reduction of vibration and noise.

## OUTLOOK

### Constructing *HOTEL METS Akabane*

JR East is constructing the 120-room *HOTEL METS Akabane* at Akabane station, in northern Tokyo, which 170 thousand passengers use daily. The new hotel is slated to open in spring 2005.



Image of *HOTEL METS Akabane*


DREAM GATE

*Hotel Dream Gate Maihama*


Airborne sound
Airborne sound
Vibration
Rubber
Suspension bar
Column
Pit
Oil damper
Beam
Rubber

Image of suspended vibration and seismic isolation system

# Eleven-Year Summary

East Japan Railway Company and Subsidiaries
Years ended March 31

| | 1994 | 1995 | 1996 | 1997 |
|---|---|---|---|---|
| **Operating results** | | | | |
| Operating revenues | 2,343,346 | 2,447,955 | 2,473,200 | 2,513,790 |
| Operating expenses | 1,902,465 | 2,034,546 | 2,059,384 | 2,097,388 |
| Operating income | 440,881 | 413,409 | 413,816 | 416,402 |
| Net income | 56,688 | 65,545 | 68,431 | 70,661 |
| **Segment information** (*1) | | | | |
| Operating revenues from outside customers: | | | | |
| Transportation | N/A | N/A | N/A | N/A |
| Station space utilization | N/A | N/A | N/A | N/A |
| Shopping centers & office buildings | N/A | N/A | N/A | N/A |
| Other services | N/A | N/A | N/A | N/A |
| Total | N/A | N/A | N/A | N/A |
| **Segment information** (*2) | | | | |
| Operating revenues from outside customers: | | | | |
| Transportation | 1,861,786 | 1,837,806 | 1,839,095 | 1,855,994 |
| Merchandise sales | 319,862 | 355,958 | 357,598 | 363,403 |
| Real estate leasing<br>Other services | 161,698 | 254,191 | 276,507 | 144,927<br>149,466 |
| Total | 2,343,346 | 2,447,955 | 2,473,200 | 2,513,790 |
| **Financial Position** | | | | |
| Total assets | 7,054,909 | 7,291,152 | 7,345,760 | 7,384,463 |
| Long-term debt (including current portion) | 2,232,203 | 2,255,471 | 2,247,931 | 2,223,163 |
| Railway facilities purchase liabilities (including current portion) (*3) | 2,969,802 | 2,912,176 | 2,851,373 | 2,812,547 |
| Total long-term debt (sum of two items above) | 5,202,005 | 5,167,647 | 5,099,304 | 5,035,710 |
| Total shareholders' equity | 586,714 | 621,292 | 669,291 | 719,510 |
| **Cash flows** (*4) | | | | |
| Cash flows from operating activities | 474,146 | 419,935 | 504,761 | 497,242 |
| Cash flows from investing activities | (314,868) | (351,321) | (342,507) | (419,923) |
| Cash flows from financing activities | (142,502) | (54,251) | (99,288) | (77,240) |
| **Per share data** | | | | |
| Earnings | 14,172 | 16,386 | 17,108 | 17,665 |
| Shareholders' equity | 146,679 | 155,323 | 167,323 | 179,878 |
| Cash dividends (*5) | 5,000 | 5,000 | 5,000 | 5,000 |
| **Ratios** | | | | |
| Net income as a percentage of revenues | 2.4 | 2.7 | 2.8 | 2.8 |
| Return on average equity (ROE) | 10.0 | 10.9 | 10.6 | 10.2 |
| Ratio of operating income to average assets (ROA) | 6.3 | 5.8 | 5.7 | 5.7 |
| Equity ratio | 8.3 | 8.5 | 9.1 | 9.7 |
| Debt-to-equity ratio | 1,100.9 | 1,070.3 | 994.6 | 923.4 |
| **Other data** | | | | |
| Depreciation | 269,777 | 288,138 | 275,589 | 274,133 |
| Capital expenditures (*6) | N/A | N/A | 261,582 | 325,066 |
| Interest expense | 314,903 | 291,266 | 279,783 | 256,063 |
| Number of consolidated subsidiaries (As of March 31) | 12 | 69 | 72 | 73 |
| Number of employees (*7) | N/A | 91,520 | 90,405 | 89,593 |

*1 The business segmentation was changed to four new segments beginning with the year ended March 31, 2002.
The information for the year ended March 31, 2001, has been reclassified according to the new business segmentation.
*2 Real estate leasing was separated from other services beginning with the year ended March 31, 1998.
*3 Long-term liabilities incurred for purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities, and the Tokyo Monorail facilities.
*4 Due to a change in accounting standards, statements of cash flows after the year ended March 31, 2000, use presentation methods different to those of previous years.
*5 The total amount of dividends for the year ended March 31 comprises interim dividends for the interim period ended September 30 and year-end dividends for the year ended March 31, which was decided at the shareholders' annual meeting in June.
*6 These figures exclude expenditures funded by third parties, mainly governments and their agencies, which will benefit from the resulting facilities.
*7 Beginning with the year ended March 31, 2000, number of employees excludes employees assigned to other companies and employees on temporary leave.
*8 Upon the merger of Japan Railways Group Mutual Aid Association into the Welfare Pension, the Company shared the shortage of the assets to be transferred amounting to ¥77,566 million. This was paid in a lump sum and was accounted for as a long-term prepaid expense included in the other item of other assets on the balance sheets and was charged to income from the year ended March 31, 1998, to the year ended March 31, 2002, on a straight-line basis. (See note 2 to consolidated financial statements)

Millions of Yen (except for Per share data, Ratios, Number of consolidated subsidiaries, and Number of employees)

| 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|---|
| 2,514,808 | 2,483,594 | 2,502,909 | 2,546,041 | 2,543,378 | 2,565,671 | **2,542,297** |
| 2,146,109 | 2,149,122 | 2,160,952 | 2,222,290 | 2,227,038 | 2,222,576 | **2,190,877** |
| 368,699 | 334,472 | 341,957 | 323,751 | 316,340 | 343,095 | **351,420** |
| 66,235 | 21,929 | 66,963 | 69,174 | 47,551 | 97,986 | **119,866** |
| N/A | N/A | N/A | 1,801,370 | 1,789,599 | 1,800,434 | **1,798,132** |
| N/A | N/A | N/A | 348,994 | 368,553 | 368,961 | **366,438** |
| N/A | N/A | N/A | 165,818 | 165,276 | 170,321 | **175,180** |
| N/A | N/A | N/A | 229,859 | 219,950 | 225,955 | **202,547** |
| N/A | N/A | N/A | 2,546,041 | 2,543,378 | 2,565,671 | **2,542,297** |
| 1,836,237 | 1,808,925 | 1,799,051 | 1,805,663 | N/A | N/A | **N/A** |
| 365,964 | 356,260 | 379,213 | 386,033 | N/A | N/A | **N/A** |
| 154,905 | 158,515 | 143,432 | 152,438 | N/A | N/A | **N/A** |
| 157,702 | 159,894 | 181,213 | 201,907 | N/A | N/A | **N/A** |
| 2,514,808 | 2,483,594 | 2,502,909 | 2,546,041 | N/A | N/A | **N/A** |
| 7,381,794 | 7,287,033 | 7,308,391 | 7,247,089 | 7,022,271 | 6,853,403 | **6,781,692** |
| 2,285,063 | 2,320,246 | 2,319,664 | 2,307,483 | 2,060,838 | 1,942,983 | **1,940,321** |
| 2,713,737 | 2,610,966 | 2,499,023 | 2,392,241 | 2,318,997 | 2,174,581 | **2,034,203** |
| 4,998,800 | 4,931,212 | 4,818,687 | 4,699,724 | 4,379,835 | 4,117,564 | **3,974,524** |
| 765,424 | 766,880 | 856,401 | 923,568 | 930,746 | 981,856 | **1,100,176** |
| 410,662 | 365,296 | 474,715 | 455,470 | 455,045 | 433,304 | **387,061** |
| (379,156) | (282,082) | (292,438) | (266,319) | (105,645) | (196,422) | **(234,591)** |
| (52,674) | (72,298) | (168,133) | (161,109) | (433,589) | (310,658) | **(196,193)** |
| 16,559 | 5,482 | 16,741 | 17,294 | 11,888 | 24,453 | **29,928** |
| 191,356 | 191,720 | 214,100 | 230,892 | 232,687 | 245,463 | **275,052** |
| 5,000 | 5,000 | 5,000 | 5,000 | 5,000 | 8,000 | **6,000** |
| 2.6 | 0.9 | 2.7 | 2.7 | 1.9 | 3.8 | **4.7** |
| 8.9 | 2.9 | 8.3 | 7.8 | 5.1 | 10.2 | **11.5** |
| 5.0 | 4.6 | 4.7 | 4.4 | 4.4 | 4.9 | **5.2** |
| 10.4 | 10.5 | 11.7 | 12.7 | 13.3 | 14.3 | **16.2** |
| 861.3 | 846.9 | 750.4 | 681.5 | 650.7 | 594.6 | **513.7** |
| 283,711 | 319,687 | 329,583 | 329,651 | 321,995 | 322,564 | **322,300** |
| 268,425 | 258,080 | 288,106 | 296,957 | 301,781 | 307,579 | **313,911** |
| 243,017 | 230,887 | 220,421 | 205,155 | 187,601 | 173,298 | **160,944** |
| 80 | 81 | 96 | 96 | 101 | 101 | **98** |
| 89,008 | 87,880 | 82,747 | 82,285 | 80,200 | 78,760 | **77,009** |

*9 Net income decreased significantly in the year ended March 31, 1999, mainly because "cash charges for additional obligation related to transfer to Welfare Pension" was accounted for in other expenses. This additional obligation of ¥70,475 million, including the interest portion, was paid in accordance with the enactment of the Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation. (See page 79, "JR East Background—Disposition of Long-Term Liabilities of JNR")

*10 Beginning with the year ended March 31,1999, the declining balance method has generally been applied with respect to depreciation for structures related to Shinkansen railway fixtures. The straight-line method had been applied prior to the year ended March 31, 1999.

*11 Accounting Standards for Financial Instruments were adopted beginning with the year ended March 31, 2001. (See note 2 to consolidated financial statements)

*12 Tax effect accounting was adopted beginning with the year ended March 31, 2000.

*13 Accounting Standards for Retirement Benefits were adopted beginning with the year ended March 31, 2001. (See notes 2 and 13 to consolidated financial statements)

Operating Revenues
Years ended March 31


Billions of Yen
3,000
2,500
2,000
1,500
1,000
500
0
'00
'01
'02
'03
'04
Transportation
Station Space Utilization
Shopping Centers & Office Buildings
Other Services
Operating Revenues*

Operating Income
Years ended March 31


Billions of Yen
400
300
200
100
0
'00
'01
'02
'03
'04

Forward-looking statements in the following discussion and analysis are judgments of JR East as of March 31, 2004.

## KEY ACCOUNTING POLICIES AND ESTIMATES

JR East prepares financial statements in accordance with accounting principles generally accepted in Japan. Forward-looking estimates included in those financial statements are based on a variety of factors that, in light of JR East's past performance and circumstances, can be reasonably assumed to have affected results for assets and liabilities on the consolidated settlement date and consolidated revenues and expenses in fiscal 2004. JR East continuously assesses those factors. Actual results may differ materially from those estimates, given the uncertainty of forward-looking statements.

## PERFORMANCE

### Overview

During the fiscal year ended March 31, 2004, the Japanese economy continued to improve, with support from favorable exports and capital investment as well as a turn toward increased production in the second half of the fiscal year. Although the employment situation continued to be difficult, with unemployment remaining at a high level, consumer spending was steady and corporate profitability improved, and business conditions gradually began to pick up by the end of the fiscal year. In this economic environment, JR East worked to maximize revenues by making optimal use of its management resources, including the Shinkansen and other railway networks as well as stations. At the same time, JR East took steps to increase its operational efficiency, including thorough overall expense reviews and asset streamlining measures.

As a result, operating revenues decreased 0.9%, to ¥2,542.3 billion ($23,984 million), due to a decline in revenues from the station space utilization segment and to a restructuring of the other services segment. However, operating income rose 2.4%, to ¥351.4 billion ($3,315 million), as a result of reduced personnel expenses and other factors. Net income was up 22.3%, to ¥119.9 billion ($1,131 million), as a result of a decline in interest expense stemming from a reduction in interest-bearing debt and a decrease in loss on sales of fixed assets and other factors.

### Transportation

JR East worked to encourage rail travel and to generate revenues by enhancing the Shinkansen network and the conventional rail network in the Tokyo metropolitan area. Specifically, JR East promoted the *Attaka Kita-Tohoku* (heartwarming northern Tohoku)—*Hayate 1st Anniversary* campaign and worked together with the communities in the northern area of the Tohoku district to expand tourism demand to the region. In addition, JR East endeavored to boost tourism from the Tohoku and Shinetsu districts to Tokyo and worked to raise sales of ski travel products through the *JR SKI* campaign.

* The business segmentation was changed to four new segments beginning with the year ended March 31, 2002.
The information for the year ended March 31, 2001, has been reclassified according to the new business segmentation.

A number of steps were taken to improve the Shinkansen network. On the Joetsu Shinkansen, Honjo Waseda station was opened and the maximum operating speed of the Joetsu Shinkansen *Toki*, which connects to the *Hakutaka* limited express service, was set at 240km/h, shortening the time to the Hokuriku district. The operating speed of the Tohoku Shinkansen was also increased. In the Tokyo metropolitan area, JR East increased train frequency in the morning peak hour on the Keihin-Tohoku line and Yokohama line, thereby alleviating overcrowding.

In IT-based services, JR East initiated *Suica,* a large-scale IC card automatic fare collecting system, in the Sendai area and began the *Suica FREX Commuter Pass* service, which adds *Suica* features to Shinkansen commuter passes.

As a result, the number of passengers increased from fiscal 2003 due to steady growth on the Shinkansen network and the conventional rail network in the Tokyo metropolitan area, as well as to the effect of the leap year in fiscal 2004.

However, operating revenues decreased 0.1%, to ¥1,798.1 billion ($16,963 million). Although revenues from passenger tickets increased, revenues from railroad track usage fees were down and revenues from Tokyo Monorail declined as transportation volume decreased. Operating expenses declined 0.4%, to ¥1,587.9 billion ($14,980 million), due to reduced personnel expenses following workforce reductions. Operating income increased 2.3%, to ¥262.8 billion ($2,479 million).

**Station Space Utilization**

JR East continued to implement its *Station Renaissance* business strategy, the aim of which is to create new station environments for the 21st century. This business strategy includes large-scale development projects, principally targeting terminal stations in the Tokyo metropolitan area. In addition to completing two such projects in Tokyo, *Dila Asagaya* and *Dila Nishi-Ogikubo,* JR East renovated existing stores and conducted detailed store development at such stations as Sendai, Ikebukuro, Fukushima, and Kawagoe. In addition, JR East Station Retailing Co., Ltd., was established to conduct commercial development that creates new station environments and takes maximum advantage of the potential of stations.

However, as a result of sluggish sales at existing station outlets, operating revenues decreased 0.7%, to ¥366.4 billion ($3,457 million), and, due to a 0.6% decline in operating expenses, to ¥348.9 billion ($3,292 million), operating income declined 3.5%, to ¥27.2 billion ($256 million).

**Shopping Centers & Office Buildings**

In Tokyo, JR East opened the large-scale *JR Shinagawa East Building,* which combines office and commercial space, and in the commercial zone of that building opened the shopping center, *atré Shinagawa*. JR East opened *Arcade Akabane* in Tokyo, a shopping center that effectively uses the space under elevated railway tracks, and continued to open shopping centers featuring outlets that are closely linked to lifestyles, such as

eating and drinking establishments and stores for food and general merchandise. One example of such a shopping center opened during the year is *Lumine Kawagoe* in Saitama. In addition, a number of existing shopping centers were renovated, including *Shapo Motoyawata* and *Perie Inage* in Chiba, *Kokubunji L* in Tokyo, and *FES'AN* in Iwate. At the same time, JR East worked to bring in major retailers as tenants that have the ability to draw customers.

Measures to restructure group companies in this business segment included four mergers involving eight shopping center management companies. LUMINE Co., Ltd., merged with Lumine Ogikubo Co., Ltd.; Sendai Terminal Building Co., Ltd., with Fukushima Station Development Co., Ltd.; Mito Station Development Co., Ltd., with Tsuchiura Station Development Co., Ltd.; and Nagano Station Building Co., Ltd. (presently, Station Building MIDORI Co., Ltd.), with Matsumoto Station Building Co., Ltd. These mergers were designed to strengthen marketing capabilities and financial structures.

As a result, operating revenues increased 2.9%, to ¥175.2 billion ($1,653 million). JR East promoted thorough low-cost operations, but operating expenses rose 1.4%, to ¥136.1 billion ($1,284 million), due to the opening of new shopping centers and other factors. Operating income rose 6.3%, to ¥46.3 billion ($437 million).

**Other Services**

In hotels, JR East opened *HOTEL METS Mejiro,* in Tokyo, and *Hotel Dream Gate Maihama,* which was built under elevated railway tracks using a new construction method in Chiba. In advertising, JR East reviewed its product structure and charges for advertising on trains and at stations to boost the attractiveness of transportation advertising. At the same time, JR East introduced railcar body advertising on more lines and promoted sales of in-train video advertising. JR East also continued to establish and improve station advertising media and to target increased sales as part of its *Station Renaissance* business strategy. In housing development and sales, JR East conducted sales of housing properties, such as *Makuhari Bay Town Marine Fort* in Chiba and *View Verger Annaka Haruna* in Gunma, and commenced sales of *Makuhari Bay Town Cities Fort* in Chiba. In credit card business, JR East commenced services based on *View Suica* card, which combines the functions of the *View Card* credit card and *Suica IO card.* In addition, JR East expanded its lineup with the issuance of cards with the JCB and MasterCard brands, in addition to the VISA card that was already available. In March 2004, a *Suica* based shopping service (electronic money) started on a full-fledged basis.

However, operating revenues decreased 10.4%, to ¥202.5 billion ($1,911 million), in part because of a withdrawal from the construction materials business by East Japan Railway Trading Co., Ltd. Operating expenses declined 8.6%, to ¥458.4 billion ($4,325 million). Operating income increased 2.8%, to ¥17.9 billion ($169 million), because of an increase in operating income from advertising and publicity, sport and leisure services, and other areas.

## Other Income (Expenses)

Other expenses fell 14.1%, to ¥128.6 billion ($1,212 million). JR East achieved a further reduction of interest expense on total long-term debt by lowering interest-bearing debt through the expansion of its cash management system for the integrated management of the group's cash and funding. Despite decisive steps to streamline assets, gains and losses on sales of fixed assets and gains on sales of investment in securities decreased. In fiscal 2003, JR East recorded devaluation losses on investment in securities, related to the shares of financial institutions and other organizations, and devaluation losses on fixed assets. However, JR East did not post such losses in fiscal 2004.

## Income before Income Taxes

Income before income taxes climbed 15.2%, to ¥222.9 billion ($2,103 million). Income before income taxes as a percentage of operating revenues increased from 7.5% in fiscal 2003 to 8.8%.

## Income Taxes

The actual effective income tax rate, after applying tax effect accounting, decreased from 47.8% in fiscal 2003 to 44.8%. The aggregate standard effective tax rate was 41.8%. That reduction was primarily due to the recognition of devaluation losses on fixed assets recorded in other expenses as a valuation allowance amount against deferred income taxes in fiscal 2003.

## Minority Interests in Net Income of Consolidated Subsidiaries

Minority interests in net income of consolidated subsidiaries—mainly minority interests in income of Tokyo Monorail Co., Ltd., and Union Construction Co., Ltd.—increased 5.2%, to ¥3.1 billion ($29 million).

## Net Income

Net income was up 22.3%, to ¥119.9 billion ($1,131 million), a record high for JR East. Earnings per share increased from ¥24,453 in fiscal 2003 to ¥29,928 ($282). The ratio of net income to operating revenues rose from 3.8% in fiscal 2003 to 4.7% in fiscal 2004.

## LIQUIDITY AND CAPITAL RESOURCES

## Cash Flows

Net cash provided by operating activities decreased ¥46.2 billion, to ¥387.1 billion ($3,651 million). While income before income taxes increased, payments of income taxes rose due to the abolishment of a tax break for accrued severance and retirement benefits as a result of an amendment to the tax system.

Net cash used in investing activities rose ¥38.2 billion, to ¥234.6 billion ($2,213 million). In addition to a decline in proceeds from sales of fixed assets, JR East recorded increased payments for purchases of fixed assets that included the following items.

In transportation, JR East's capital expenditures mainly comprised investments aimed at ensuring safety, enhancing services for passengers, and upgrading transportation services. In station space utilization, capital expenditures primarily focused on the

Net Income
Years ended March 31



Billions of Yen
120
90
60
30
0
'00
'01
'02
'03
'04


Cash Flows from Operating Activities
Years ended March 31



Billions of Yen
500
400
300
200
100
0
'00
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**Total Long-Term Debt**
As of March 31


Billions of Yen
5,000
4,000
3,000
2,000
1,000
0
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'03
'04
Long-term liabilities incurred for purchase of railway facilities
Long-term debt

construction and renewal of retail outlets at or near stations. In shopping centers & office buildings, capital expenditures were largely accounted for by the construction in Tokyo of the large-scale *JR Shinagawa East Building,* which combines office space and commercial premises, and the renewal of existing shopping centers. In other services segment, capital expenditures targeted the development and upgrading of information systems.

In addition, free cash flows declined ¥84.4 billion from fiscal 2003, to ¥152.5 billion ($1,438 million).

Net cash used in financing activities was down ¥114.5 billion, to ¥196.2 billion ($1,851 million), which was attributable to a ¥143.1 billion decrease in total long-term debt that was lower than the year-on-year reduction in fiscal 2003. As a result, cash and cash equivalents at end of year, which were ¥126.5 billion at the end of fiscal 2003, declined ¥43.6 billion, to ¥82.9 billion ($782 million).

**Financial Policy**

Total long-term debt at the end of fiscal 2004 was ¥3,974.5 billion ($37,496 million). That debt consists of long-term liabilities incurred for purchase of railway facilities associated with JR East's assumption of Shinkansen railway facilities and other facilities, bonds, and long-term loans.

Long-term liabilities incurred for purchase of railway facilities related to Tohoku and Joetsu Shinkansen lines are paid in equal semi-annual installments, consisting of principal and interest payments and are divided into the following three tranches.

a. ¥1,195.9 billion ($11,282 million) payable at a variable interest rate (annual interest rate in fiscal 2004: 4.57%) through March 31, 2017.
b. ¥445.7 billion ($4,205 million) payable at a fixed annual interest rate of 6.35% through March 31, 2017.
c. ¥356.9 billion ($3,367 million) payable at a fixed annual interest rate of 6.55% through September 30, 2051.

(Amounts as of March 31, 2004)

In addition to the abovementioned liabilities, JR East has long-term liabilities incurred for purchase of railway facilities of ¥20.2 billion ($190 million) in relation to the Akita hybrid Shinkansen. Further, JR East has long-term liabilities of ¥15.5 billion ($147 million) incurred for the purchase of Tokyo Monorail facilities.

From the fiscal year ended March 31, 1998, JR East made annual early repayments of a part of long-term liabilities incurred for purchase of railway facilities based on an agreement with Corporation for Advanced Transport & Technology, currently the Japan Railway Construction, Transport and Technology Agency. JR East made early repayments of ¥41.9 billion ($396 million) in fiscal 2004. Plans call for annual early repayments through fiscal 2007.

In fiscal 2002, JR East introduced a cash management system that has integrated the management of the group's cash and funding, which used to be carried out separately by subsidiaries, with the aim of reducing JR

East's total long-term debt. Also, JR East is enhancing capital management methods that include offsetting internal settlements among subsidiaries and consolidating payments by subsidiaries.

JR East believes that it has adequate cash flows to meet various capital-related demands. However, JR East expects that increases in retirement and severance benefit payments stemming from the demographic characteristics of JR East's workforce will affect future levels of cash provided by operating activities.

In the year ended March 31, 2004, JR East issued six unsecured straight bonds—with a total nominal amount of ¥140.0 billion ($1,321 million), with maturities from 2008 through 2033—as follows.

| Issue date | 21 Apr. 2003 | 21 Apr. 2003 | 22 Oct. 2003 | 4 Dec. 2003 | 11 Dec. 2003 | 25 Mar. 2004 |
|---|---|---|---|---|---|---|
| Maturity date | 19 Mar. 2013 | 20 Dec. 2022 | 20 Sep. 2013 | 20 Sep. 2033 | 20 Sep. 2023 | 19 Mar. 2008 |
| Amount | ¥30 billion ($283 million) | ¥10 billion ($94 million) | ¥40 billion ($377 million) | ¥10 billion ($94 million) | ¥10 billion ($94 million) | ¥40 billion ($377 million) |
| Coupon | 0.79% | 1.19% | 1.46% | 2.47% | 2.01% | 0.39% |

R&I, a Japanese rating agency, rated these bonds AA+. Further, JR East's long-term ratings from Standard & Poor's and Moody's were AA– and Aa2, respectively, through the fiscal year ended March 31, 2004.

In order to respond to short-term financing requirements, JR East has bank overdraft facilities with its principal banks totaling ¥60.0 billion. R&I and Moody's rated JR East's commercial paper a–1+ and P–1, respectively, as of the end of fiscal 2004. JR East had no outstanding commercial paper or bank overdrafts on March 31, 2004.

JR East does not maintain committed bank credit lines.

# Consolidated Balance Sheets

East Japan Railway Company and Subsidiaries
March 31, 2003 and 2004

| | Millions of Yen | | Millions of U.S. Dollars (Note 2) |
|---|---|---|---|
| | 2003 | 2004 | 2004 |
| **Assets** | | | |
| Current Assets: | | | |
| Cash and cash equivalents (Note 3) | ¥ 126,478 | ¥ 82,935 | $ 782 |
| Receivables: | | | |
| Accounts receivable–trade | 160,967 | 151,062 | 1,425 |
| Unconsolidated subsidiaries and affiliated companies | 5,202 | 5,152 | 49 |
| Other | 20,838 | 21,723 | 204 |
| Allowance for doubtful accounts (Note 2) | (1,523) | (1,720) | (16) |
| | 185,484 | 176,217 | 1,662 |
| Inventories (Notes 2 and 4) | 27,373 | 39,069 | 369 |
| Real estate for sale (Notes 2 and 5) | 16,710 | 12,005 | 113 |
| Deferred income taxes (Note 12) | 50,586 | 55,270 | 521 |
| Other current assets | 32,365 | 23,605 | 224 |
| Total current assets | 438,996 | 389,101 | 3,671 |
| Investments: | | | |
| Unconsolidated subsidiaries and affiliated companies (Notes 2 and 6) | 38,768 | 38,004 | 359 |
| Other (Notes 2 and 7) | 81,218 | 113,463 | 1,070 |
| | 119,986 | 151,467 | 1,429 |
| Property, Plant and Equipment (Note 2): | | | |
| Buildings | 1,816,634 | 1,855,382 | 17,504 |
| Fixtures | 4,836,471 | 4,885,143 | 46,086 |
| Machinery, rolling stock and vehicles | 2,149,851 | 2,174,301 | 20,512 |
| Land | 2,133,209 | 2,117,484 | 19,976 |
| Construction in progress | 144,666 | 140,068 | 1,321 |
| Other | 139,566 | 148,672 | 1,404 |
| | 11,220,397 | 11,321,050 | 106,803 |
| Less accumulated depreciation | 5,206,330 | 5,382,325 | 50,777 |
| Net property, plant and equipment | 6,014,067 | 5,938,725 | 56,026 |
| Other Assets: | | | |
| Long-term deferred income taxes (Note 12) | 140,212 | 159,702 | 1,507 |
| Consolidation difference (Note 2) | 4,078 | 3,340 | 32 |
| Other | 136,064 | 139,357 | 1,313 |
| | 280,354 | 302,399 | 2,852 |
| | ¥ 6,853,403 | ¥ 6,781,692 | $ 63,978 |

**See accompanying notes.**

| | Millions of Yen | | Millions of U.S. Dollars (Note 2) |
|---|---|---|---|
| | 2003 | 2004 | 2004 |
| **Liabilities and Shareholders' Equity** | | | |
| Current Liabilities: | | | |
| Short-term bank loans (Note 9) | ¥ 4,418 | ¥ — | $ — |
| Current portion of long-term debt (Note 9) | 297,241 | 124,367 | 1,173 |
| Current portion of long-term liabilities incurred for purchase of railway facilities (Note 10) | 134,948 | 143,179 | 1,351 |
| Prepaid railway fares received | 114,682 | 104,909 | 990 |
| Payables: | | | |
| Accounts payable–trade | 59,794 | 47,884 | 452 |
| Unconsolidated subsidiaries and affiliated companies | 40,596 | 39,975 | 377 |
| Other | 383,513 | 382,527 | 3,609 |
| | 483,903 | 470,386 | 4,438 |
| Accrued expenses | 112,750 | 116,852 | 1,102 |
| Accrued consumption tax (Note 11) | 15,604 | 13,397 | 126 |
| Accrued income taxes (Note 12) | 97,029 | 68,479 | 646 |
| Other current liabilities | 35,322 | 28,177 | 266 |
| Total current liabilities | 1,295,897 | 1,069,746 | 10,092 |
| Long-Term Debt (Note 9) | 1,645,742 | 1,815,954 | 17,132 |
| Long-Term Liabilities Incurred for Purchase of Railway Facilities (Note 10) | 2,039,633 | 1,891,024 | 17,840 |
| Accrued Severance and Retirement Benefits (Notes 2 and 13) | 578,176 | 595,569 | 5,619 |
| Deposits Received for Guarantees | 214,817 | 196,006 | 1,849 |
| Long-Term Deferred Tax Liabilities (Note 12) | 5,198 | 3,781 | 36 |
| Other Long-Term Liabilities | 59,102 | 79,949 | 753 |
| Minority Interests | 32,982 | 29,487 | 278 |
| *Contingent Liabilities (Note 14)* | | | |
| Shareholders' Equity (Notes 15 and 19): | | | |
| Common stock: | | | |
| Authorized 16,000,000 shares; | | | |
| Issued, 2003 and 2004—4,000,000 shares; | | | |
| Outstanding, 2003 and 2004—3,999,235 shares | 200,000 | 200,000 | 1,887 |
| Capital surplus: | | | |
| Additional paid-in capital | 96,600 | 96,600 | 911 |
| Total capital surplus | 96,600 | 96,600 | 911 |
| Retained earnings | 679,196 | 771,233 | 7,276 |
| Net unrealized holding gains on securities | 6,511 | 32,794 | 309 |
| Treasury stock, at cost, 765 shares in 2003 and 2004 | (451) | (451) | (4) |
| Total shareholders' equity | 981,856 | 1,100,176 | 10,379 |
| | ¥6,853,403 | ¥6,781,692 | $63,978 |

# Consolidated Statements of Income

East Japan Railway Company and Subsidiaries
Years ended March 31, 2002, 2003 and 2004

| | Millions of Yen | | | Millions of U.S. Dollars (Note 2) |
|---|---|---|---|---|
| | 2002 | 2003 | 2004 | 2004 |
| Operating Revenues (Note 16) | ¥2,543,378 | ¥2,565,671 | **¥2,542,297** | **$ 23,984** |
| Operating Expenses (Note 16): | | | | |
| Transportation, other services and cost of sales | 1,712,324 | 1,712,629 | **1,695,026** | **15,991** |
| Selling, general and administrative expenses | 514,714 | 509,947 | **495,851** | **4,678** |
| | 2,227,038 | 2,222,576 | **2,190,877** | **20,669** |
| Operating Income (Note 16) | 316,340 | 343,095 | **351,420** | **3,315** |
| Other Income (Expenses): | | | | |
| Interest expense on short- and long-term debt | (61,272) | (54,331) | **(49,889)** | **(470)** |
| Interest expense incurred for purchase of railway facilities | (126,329) | (118,967) | **(111,055)** | **(1,048)** |
| Devaluation losses on investment in securities | (89,218) | (17,029) | **—** | **—** |
| Loss on sales of fixed assets | (33,365) | (28,869) | **(10,674)** | **(101)** |
| Social insurance charges (Note 2) | — | — | **(9,697)** | **(91)** |
| Interest and dividend income | 1,518 | 1,789 | **2,211** | **21** |
| Equity in net income of affiliated companies | 2,816 | 324 | **352** | **3** |
| Gain on sales of investment in securities | 104,330 | 17,134 | **12,816** | **121** |
| Gain on sales of fixed assets | 11,087 | 42,205 | **18,177** | **171** |
| Devaluation losses on fixed assets | — | (14,809) | **—** | **—** |
| Other, net | (9,462) | 22,866 | **19,204** | **182** |
| | (199,895) | (149,687) | **(128,555)** | **(1,212)** |
| Income before Income Taxes | 116,445 | 193,408 | **222,865** | **2,103** |
| Income Taxes (Note 12): | | | | |
| Current | 108,403 | 150,114 | **142,901** | **1,348** |
| Deferred | (41,989) | (57,607) | **(42,970)** | **(405)** |
| Minority Interests in Net Income of Consolidated Subsidiaries | (2,480) | (2,915) | **(3,068)** | **(29)** |
| Net Income | ¥ 47,551 | ¥ 97,986 | **¥ 119,866** | **$ 1,131** |
| | Yen | | | U.S. Dollars (Note 2) |
| Earnings per Share (Note 2) | ¥11,888 | ¥24,453 | **¥29,928** | **$282** |

See accompanying notes.

# Consolidated Statements of Shareholders' Equity

East Japan Railway Company and Subsidiaries
Years ended March 31, 2002, 2003 and 2004

| | Number of Issued Shares of Common Stock | Millions of Yen | | | | |
|---|---|---|---|---|---|---|
| | | Common Stock | Capital Surplus | Retained Earnings | Net Unrealized Holding Gains on Securities | Treasury Stock |
| Balance at March 31, 2001 | 4,000,000 | ¥200,000 | ¥96,600 | ¥626,968 | ¥ — | ¥ — |
| Increase due to addition of consolidated subsidiaries, and other | — | — | — | 10 | — | — |
| Increase due to addition of equity method affiliated companies | — | — | — | 4,103 | — | — |
| Net income | — | — | — | 47,551 | — | — |
| Cash dividends (¥5,000 per share) | — | — | — | (20,000) | — | — |
| Bonuses to directors and corporate auditors | — | — | — | (176) | — | — |
| Decrease due to removal of equity method affiliated companies | — | — | — | (51,080) | — | — |
| Adoption of new accounting standard for financial instruments (Note 2) | — | — | — | — | 26,770 | — |
| Balance at March 31, 2002 | 4,000,000 | 200,000 | 96,600 | 607,376 | 26,770 | — |
| Increase due to addition of consolidated subsidiaries, and other | — | — | — | 10 | — | — |
| Net income | — | — | — | 97,986 | — | — |
| Cash dividends (¥6,500 per share) | — | — | — | (26,000) | — | — |
| Bonuses to directors and corporate auditors | — | — | — | (176) | — | — |
| Net unrealized holding losses on securities | — | — | — | — | (20,259) | — |
| Adoption of new accounting standard for treasury stock (Note 15) | — | — | — | — | — | (451) |
| Balance at March 31, 2003 | 4,000,000 | 200,000 | 96,600 | 679,196 | 6,511 | (451) |
| Increase due to merger of nonconsolidated subsidiaries | — | — | — | 177 | — | — |
| Increase due to change in accounting period of consolidated subsidiaries | — | — | — | 185 | — | — |
| Net income | — | — | — | 119,866 | — | — |
| Cash dividends (¥7,000 per share) | — | — | — | (28,000) | — | — |
| Bonuses to directors and corporate auditors | — | — | — | (191) | — | — |
| Net unrealized holding gains on securities | — | — | — | — | 26,283 | — |
| Balance at March 31, 2004 | **4,000,000** | **¥200,000** | **¥96,600** | **¥771,233** | **¥ 32,794** | **¥(451)** |

| | Millions of U.S. Dollars (Note 2) | | | | |
|---|---|---|---|---|---|
| | Common Stock | Capital Surplus | Retained Earnings | Net Unrealized Holding Gains on Securities | Treasury Stock |
| Balance at March 31, 2003 | $1,887 | $911 | $6,407 | $ 61 | $ (4) |
| Increase due to merger of nonconsolidated subsidiaries | — | — | 2 | — | — |
| Increase due to change in accounting period of consolidated subsidiaries | — | — | 2 | — | — |
| Net income | — | — | 1,131 | — | — |
| Cash dividends ($66 per share) | — | — | (264) | — | — |
| Bonuses to directors and corporate auditors | — | — | (2) | — | — |
| Net unrealized holding gains on securities | — | — | — | 248 | — |
| Balance at March 31, 2004 | **$1,887** | **$911** | **$7,276** | **$309** | **$ (4)** |

See accompanying notes.

# Consolidated Statements of Cash Flows

East Japan Railway Company and Subsidiaries
Years ended March 31, 2002, 2003 and 2004

| | Millions of Yen | | | Millions of U.S. Dollars (Note 2) |
|---|---|---|---|---|
| | 2002 | 2003 | 2004 | 2004 |
| Cash Flows from Operating Activities: | | | | |
| Income before income taxes | ¥ 116,445 | ¥ 193,408 | ¥ 222,865 | $ 2,103 |
| Depreciation (Note 16) | 321,995 | 322,564 | 322,300 | 3,041 |
| Amortization of long-term prepaid expense | 19,941 | 4,533 | 5,202 | 49 |
| Increase in accrued severance and retirement benefits | 48,630 | 43,427 | 17,398 | 164 |
| Interest and dividend income | (1,518) | (1,789) | (2,211) | (21) |
| Interest expense | 187,601 | 173,298 | 160,944 | 1,518 |
| Construction grants received | (51,914) | (65,382) | (79,708) | (752) |
| Devaluation losses on investment in securities | 89,218 | 17,029 | — | — |
| Gain on sales of investment in securities | (104,330) | (17,134) | (12,816) | (121) |
| Loss from disposition and provision for cost reduction of fixed assets | 78,421 | 86,233 | 106,572 | 1,005 |
| Decrease (Increase) in major receivables | (11,990) | (2,888) | 2,242 | 21 |
| Increase (Decrease) in major payables | 10,427 | (15,234) | (5,497) | (52) |
| Other | 40,867 | (16,096) | (19,183) | (180) |
| Sub-total | 743,793 | 721,969 | 718,108 | 6,775 |
| Proceeds from interest and dividends | 1,957 | 1,924 | 2,367 | 22 |
| Payments of interest | (189,574) | (173,806) | (162,568) | (1,534) |
| Payments of income taxes | (101,131) | (116,783) | (170,846) | (1,612) |
| Net cash provided by operating activities | 455,045 | 433,304 | 387,061 | 3,651 |
| Cash Flows from Investing Activities: | | | | |
| Payments for purchases of fixed assets | (342,352) | (352,962) | (374,642) | (3,534) |
| Proceeds from sales of fixed assets | 25,431 | 81,344 | 34,684 | 327 |
| Proceeds from construction grants | 61,074 | 60,843 | 76,765 | 724 |
| Payments for purchases of investment in securities | (6,677) | (12,408) | (6,638) | (63) |
| Proceeds from sales of investment in securities | 156,664 | 19,398 | 23,057 | 218 |
| Cash decreased due to purchases of shares of companies newly consolidated, net of cash acquired | (12,085) | — | — | — |
| Other | 12,300 | 7,363 | 12,183 | 115 |
| Net cash used in investing activities | (105,645) | (196,422) | (234,591) | (2,213) |
| Cash Flows from Financing Activities: | | | | |
| Proceeds from long-term loans | 87,438 | 123,670 | 155,000 | 1,462 |
| Payments of long-term loans | (296,888) | (357,743) | (297,625) | (2,808) |
| Proceeds from issuance of bonds | 60,000 | 115,983 | 139,914 | 1,320 |
| Payment for redemption of bonds | (99,970) | — | — | — |
| Payments of liabilities incurred for purchase of railway facilities | (109,970) | (144,416) | (140,377) | (1,324) |
| Cash dividends paid | (20,000) | (26,000) | (28,000) | (264) |
| Other | (54,199) | (22,152) | (25,105) | (237) |
| Net cash used in financing activities | (433,589) | (310,658) | (196,193) | (1,851) |
| Net Decrease in Cash and Cash Equivalents | (84,189) | (73,776) | (43,723) | (413) |
| Cash and Cash Equivalents at Beginning of Year | 283,817 | 200,022 | 126,478 | 1,193 |
| Increase due to Addition of Consolidated Subsidiaries, and Other | 394 | 232 | 189 | 2 |
| Decrease due to Change in Accounting Period of Consolidated Subsidiaries | — | — | (9) | 0 |
| Cash and Cash Equivalents at End of Year | ¥ 200,022 | ¥ 126,478 | ¥ 82,935 | $ 782 |

**See accompanying notes.**

# Notes to Consolidated Financial Statements

East Japan Railway Company and Subsidiaries
Years ended March 31, 2002, 2003 and 2004

## 1. INCORPORATION OF EAST JAPAN RAILWAY COMPANY

In accordance with the provisions of the Law for Japanese National Railways Restructuring (the Law), the Japanese National Railways (JNR) was privatized into six passenger railway companies, one freight railway company and several other organizations (JR Group Companies), on April 1, 1987.

East Japan Railway Company (the Company) is one of the six passenger railway companies and serves eastern Honshu (mainland Japan) in Japan. The Company operates 70 railway lines, 1,697 stations and 7,526.8 operating kilometers as of March 31, 2004.

In the wake of the split-up of JNR, assets owned by and liabilities incurred by JNR were transferred to JR Group Companies, Shinkansen Holding Corporation and JNR Settlement Corporation (JNRSC). Most JNR assets located in eastern Honshu, except for the land and certain railway fixtures used by the Tohoku and Joetsu Shinkansen lines, were transferred to the Company. Current liabilities and accrued severance and retirement benefits, incurred in connection with railway and other operations in the allotted area, and certain long-term debt were assumed by the Company.

The transfer values were determined by the Evaluation Council, a governmental task force, in accordance with the provisions of the Law. In general, railway assets such as railway property and equipment were valued at net book value of JNR. Nonrailway assets such as investments and other operating property and equipment were valued at prices determined by the Evaluation Council.

The land and railway fixtures of the Tohoku and Joetsu Shinkansen lines were owned by Shinkansen Holding Corporation until September 30, 1991, and the Company leased such land and railway fixtures at a rent determined by Shinkansen Holding Corporation in accordance with related laws and regulations. On October 1, 1991, the Company purchased such Shinkansen facilities for a total purchase price of ¥3,106,970 million from Shinkansen Holding Corporation (See note 10). Subsequent to the purchase, Shinkansen Holding Corporation was dissolved. Railway Development Fund succeeded to all rights and obligations of Shinkansen Holding Corporation. In October 1997, Railway Development Fund and Maritime Credit Corporation merged to form Corporation for Advanced Transport & Technology. In October 2003, Japan Railway Construction Public Corporation and Corporation for Advanced Transport & Technology merged to form Japan Railway Construction, Transport and Technology Agency.

Prior to December 1, 2001, in accordance with the provisions of the Law for Passenger Railway Companies and Japan Freight Railway Company (the JR Law), the Company was required to obtain approval from the Minister of Land, Infrastructure and Transport as to significant management decisions, including new issues of stock or bonds, borrowing of long-term loans, election of representative directors and corporate auditors, sale of major properties, amendment of the Articles of Incorporation and distribution of retained earnings.

The amendment to the JR Law took effect on December 1, 2001 (2001 Law No. 61) and the Company is no longer subject generally to the JR Law, as amended (See note 9).

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation of financial statements

The Company and its consolidated subsidiaries maintain their books of account in accordance with the Japanese Commercial Code and accounting principles generally accepted in Japan ("Japanese GAAP"). Certain accounting principles and practices generally accepted in Japan are different from International Financial Reporting Standards in certain respects as to application and disclosure requirements. The Company's and certain consolidated subsidiaries' books are also subject to the Law for Railway Business Enterprise and related regulations for a regulated company.

The accompanying consolidated financial statements have been restructured and translated into English from the consolidated financial statements prepared for Securities and Exchange Law of Japan purposes. Certain modifications and reclassifications, including the presentation of the Consolidated Statements of Shareholders' Equity, have been made for the convenience of readers outside Japan.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2004, which was ¥106 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

**Consolidation**

The consolidated financial statements of the Company include the accounts of all significant subsidiaries (together, the "Companies"). The effective-control standard is applied according to Regulations Concerning Terminology, Forms and Method of Presentation of Consolidated Financial Statements in Japan (Regulations for Consolidated Financial Statements). For the year ended March 31, 2004, 98 subsidiaries were consolidated. One subsidiary was established and newly consolidated in the year ended March 31, 2004. Furthermore, four subsidiaries were deconsolidated in the year ended March 31, 2004 because of their merger with four other consolidated subsidiaries.

All significant intercompany transactions and accounts have been eliminated. Cost in excess of net assets of consolidated subsidiaries purchased is analyzed and allocated to appropriate accounts so long as the reason is clear and the remaining unknown portion is accounted for as consolidation difference. Such consolidation differences are amortized over 5 years on a straight-line basis.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are recorded based on the fair value at the time the Company acquired control of the respective subsidiaries.

**Equity method**

The effective-influence standard is applied according to Regulations for Consolidated Financial Statements. For the year ended March 31, 2004, two affiliated companies were accounted for by the equity method, and there was no change in those companies during that year.

Investments in unconsolidated subsidiaries and other affiliated companies are stated mainly at moving average cost since their equity earnings in the aggregate are not material in relation to consolidated net income and retained earnings.

**Allowance for doubtful accounts**

According to the Japanese Accounting Standards for Financial Instruments, the Companies provide the allowance based on the past loan loss experience for a certain reference period in general. Furthermore, for receivables from debtors with financial difficulty which could affect their ability to perform in accordance with their obligations, the allowance is provided for estimated unrecoverable amounts on an individual basis.

**Inventories**

Inventories are stated at cost as follows:

Merchandise inventories: the retail cost method or first-in, first-out method;

Rails, materials and supplies: the moving average cost method; and

Other: the last purchased cost method

**Real estate for sale**

Real estate for sale is stated at the identified cost , which is reduced for significant decline in value. Devaluation losses on real estate for sale included in the other, net item of other expenses on the statements of income for the years ended March 31, 2002, 2003 and 2004 were ¥9,043 million, ¥347 million and ¥4,383 million ($41 million), respectively.

**Securities**

Securities are classified and stated as follows:

(1) Trading securities are stated at fair market value. The Companies had no trading securities through the years ended March 31, 2002, 2003 and 2004.

(2) Held-to-maturity debt securities are stated at amortized cost.

(3) Equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method are mainly stated at moving average cost.

(4) Available-for-sale securities are stated as follows:

(a) Available-for-sale securities with market value
Available-for-sale securities with market value were mainly stated at moving average cost in the year ended March 31, 2001. According to the Japanese Accounting Standards for Financial Instruments, beginning with the year ended March 31, 2002, available-for-sale securities for which market quotations are available are stated at fair market value as of the balance sheet date. Net unrealized gains or losses on these securities are reported as a separate item in shareholders' equity at an amount net of applicable income taxes and minority interests. The cost of sales of such securities is determined mainly by the moving average method.

(b) Available-for-sale securities without market value
Available-for-sale securities for which market quotations are not available are mainly stated at moving average cost.

If there are significant declines in the market values of held-to-maturity debt securities, equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method or available-for-sale securities, the said securities are stated at market values in the balance sheet, and the difference between the market value and the original book value is recognized as a loss in the period. The Company's policy for such write-offs stipulates that if the market value as of the year end has declined by 50% or more of the acquisition cost of the said security, it should be stated at the market value. If the market value has declined by 30% or more but less than 50%, the said security should be written off by the amount determined as necessary after taking the possibility of market value recovery into account. Such losses amounted to ¥89,218 million and ¥17,029 million in the years ended March 31, 2002 and 2003, respectively. The Company did not have such losses in the year ended March 31, 2004.

**Property, plant and equipment**

Property, plant and equipment are stated at cost or the transfer value referred to in Note 1. To comply with the regulations, contributions received in connection with construction of certain railway improvements are deducted from the cost of acquired assets.

Depreciation is determined primarily by the declining balance method based on the estimated useful lives of the assets as prescribed by the Japanese Tax Law. Regarding the replacement method for certain fixtures, the initial acquisition costs are depreciated to 50% of the costs under the condition that subsequent replacement costs are charged to income. Certain property, plant and equipment of the consolidated subsidiaries were depreciated using the straight-line method. Buildings (excluding related fixtures) acquired from April 1, 1998 onward are depreciated using the straight-line method according to the Japanese Tax Law.

The range of useful lives is mainly as follows:

| | |
|---|---|
| Buildings | 3 to 50 years |
| Fixtures | 3 to 60 years |
| Rolling stock and vehicles | 3 to 20 years |
| Machinery | 3 to 20 years |

Devaluation losses on fixed assets recorded in the consolidated statements of income for the year ended March 31, 2003 mainly consist of losses on land of the Company that has not been used for any operation and is unlikely to be used practically in the future.

**Accounting for the payment for transfer to Welfare Pension**

At the merger of mutual aid associations of three public corporations including Japan Railways Group Mutual Aid Association (the Association) to the Welfare Pension (national pension) in accordance with the enforcement of revision of the Welfare Pension Law and the related regulations in 1996 (1996 Law No. 82), fund assets of the respective mutual aid associations were transferred to the Welfare Pension. The shortage of the assets to be transferred to the Welfare Pension from the Association was shared by JNRSC and JR Group Companies on the basis that JNRSC would be liable for the period during which each member of the Association was employed by JNR, and the JR Group Companies for the period during which the member of the Association was in their employment.

The portion shared by the Company amounting to ¥77,566 million was paid in a lump sum. This was accounted for as a long-term prepaid expense included in the other item of other assets on the balance sheet and was charged to income from the year ended March 31, 1998 to the year ended March 31, 2002 on a straight-line basis. As a result, amortization was completed in the year ended March 31, 2002.

**Accounting for retirement benefits**

Almost all employees of the Companies are generally entitled to receive lump sum severance and retirement benefits (some subsidiaries have adopted a pension plan of their own). The amounts of the severance and retirement benefits are determined by the length of service and basic salary at the time of severance or retirement of the employees. Previously, most of the Companies accrued a liability for such obligation equal to 40% of the amount required if all eligible employees had voluntarily terminated their employment at the balance sheet date.

The Japanese Accounting Standards for Retirement Benefits became effective beginning with the year ended March 31, 2001. The Companies accrue liabilities for post-employment benefits at the balance sheet date in an amount calculated based on the actuarial present value of all post-employment benefits attributed to employee services rendered prior to the balance sheet date and the fair value of plan assets at that date.

The excess of the projected benefit obligations over the total of the fair value of plan assets as of April 1, 2000 and the liabilities for severance and retirement benefits recorded as of April 1, 2000 (the "net transition obligation") is being charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of March 31, 2004 was ¥298,633 million ($2,817 million).

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (mainly 10 years) which does not exceed the average remaining service years of employees at the time when the prior service costs were incurred.

Actuarial gains and losses are recognized in expenses using the straight-line basis over constant years (mainly 10 years) within the average of the estimated remaining service lives commencing with the following year.

**Accounting for certain lease transactions**

Finance leases which do not transfer titles to lessees are accounted for in the same manner as operating leases under Japanese GAAP.

**Accounting for research and development costs**

According to the Accounting Standards for Research and Development Costs, etc., in Japan, research and development costs are recognized as they incur. Research and development costs included in operating expenses for the years ended March 31, 2002, 2003 and 2004 were ¥13,548 million, ¥15,310 million and ¥15,836 million ($149 million), respectively.

**Social insurance charges**

Amendment of the Health Insurance Law and other laws led to the introduction of a total compensation system for health insurance and welfare pension insurance charges from April 1, 2003. As a result, the employer's contribution for summer wages in 2003 amounted to ¥9,697million ($91 million) was included in other expenses in the statement of income for the year ended March 31, 2004.

**Income taxes**

Income taxes comprise corporation, enterprise and inhabitants taxes. Deferred income taxes are recognized for temporary differences between the financial statement basis and the tax basis of assets and liabilities.

**Earnings per share**

Effective April 1, 2002, the Companies adopted the new accounting standard for earnings per share (Accounting Standards Board Statement No. 2). The effect on earnings per share of the adoption of the new accounting standard was immaterial.

Earnings per share shown in the consolidated statements of income for the years ended March 31, 2003 and 2004 are computed by dividing income available to common shareholders by the weighted average number of common stock outstanding during the year according to the new accounting standards. Diluted earnings per share are not shown, since there are no outstanding securities with dilutive effect on earnings per share such as convertible bonds. If computed under this accounting standard and the related application guideline, earnings per share for the year ended March 31, 2002 would have amounted to ¥11,846.

**Derivative transactions**

All derivative transactions of the Companies are used for hedging purposes and are accounted for in the following manner:

(1) Regarding forward exchange contracts and foreign currency swap contracts, the hedged foreign currency receivable and payable are recorded using the Japanese yen amount of the contracted forward rate or swap rate, and no gains or losses on the forward exchange contracts or foreign currency swap contracts are recorded.

(2) Regarding interest rate swap contracts, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

**Impairment of fixed assets**

In August 2002, the Business Accounting Council issued "Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets." In consideration of preparation for implementation, the standards become effective for fiscal years beginning after March 31, 2005. An earlier adoption is permitted for fiscal years beginning after March 31, 2004 and also for fiscal years ending between March 31, 2004 and March 30, 2005.

The Companies have decided on early voluntary adoption of the standards in its financial settlement of accounts in the year ending March 31, 2005. The effect that this will have has not yet been determined.

## 3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with maturities not exceeding three months at the time of purchase.

## 4. INVENTORIES

Inventories consist of rails, materials, supplies, merchandise and others.

## 5. REAL ESTATE FOR SALE

Real estate for sale represents the cost, as adjusted for significant decline in value, of land acquired and related land improvements in connection with residential home site developments in eastern Honshu.

## 6. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED SUBSIDIARIES AND AFFILIATED COMPANIES

Investments in and advances to unconsolidated subsidiaries and affiliated companies at March 31, 2003 and 2004, consisted of the following:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2003 | 2004 | 2004 |
| Unconsolidated subsidiaries: | | | |
| Investments | ¥ 5,927 | ¥ 5,990 | $ 57 |
| Advances | 2,524 | 2,362 | 22 |
| | 8,451 | 8,352 | 79 |
| Affiliated companies: | | | |
| Investments (including equity in earnings of affiliated companies) | 28,938 | 29,252 | 276 |
| Advances | 1,379 | 400 | 4 |
| | 30,317 | 29,652 | 280 |
| | ¥38,768 | ¥38,004 | $359 |

## 7. SECURITIES

For held-to-maturity debt securities with market value, amount on balance sheets and market value at March 31, 2003 and 2004, were as follows:

| | Millions of Yen | | | | | | Millions of U.S. Dollars | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | | 2004 | | | 2004 | | |
| | Amount on Balance Sheets | Market Value | Difference | Amount on Balance Sheets | Market Value | Difference | Amount on Balance Sheets | Market Value | Difference |
| Of which market value exceeds the amount on balance sheet: | | | | | | | | | |
| Government, Municipal bonds, etc. | ¥185 | ¥186 | ¥ 1 | ¥101 | ¥101 | ¥ 0 | $1 | $1 | $ 0 |
| Of which market value does not exceed the amount on balance sheet: | | | | | | | | | |
| Government, Municipal bonds, etc. | 150 | 150 | (0) | 234 | 234 | (0) | 2 | 2 | (0) |
| Total | ¥335 | ¥336 | ¥ 1 | ¥335 | ¥335 | ¥(0) | $3 | $3 | $(0) |

For available-for-sale securities with market value, acquisition cost and amount on balance sheets at March 31, 2003 and 2004, were as follows:

| | Millions of Yen | | | | | | Millions of U.S. Dollars | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | | 2004 | | | 2004 | | |
| | Acquisition Cost | Amount on Balance Sheets | Difference | Acquisition Cost | Amount on Balance Sheets | Difference | Acquisition Cost | Amount on Balance Sheets | Difference |
| Of which amount on balance sheet exceeds the acquisition cost: | | | | | | | | | |
| Equity shares | ¥ 7,568 | ¥30,484 | ¥ 22,916 | ¥38,750 | ¥94,043 | ¥55,293 | $365 | $887 | $522 |
| Debt securities | 1,980 | 2,039 | 59 | 1,758 | 1,829 | 71 | 17 | 17 | (0) |
| Of which amount on balance sheet does not exceed the acquisition cost: | | | | | | | | | |
| Equity shares | 42,459 | 31,268 | (11,191) | 3,819 | 3,258 | (561) | 36 | 31 | (5) |
| Debt securities | 31 | 29 | (2) | 21 | 20 | (1) | 0 | 0 | (0) |
| Other | 34 | 29 | (5) | — | — | — | — | — | — |
| Total | ¥52,072 | ¥63,849 | ¥ 11,777 | ¥44,348 | ¥99,150 | ¥54,802 | $418 | $935 | $517 |

Available-for-sale securities sold during the years ended March 31, 2003 and 2004 amounted to ¥18,640 million and ¥22,614 million ($213 million), respectively. Within other income (expenses) on the statements of income for the years ended March 31, 2003 and 2004, gains on sales of available-for-sale securities amounted to ¥17,099 million and ¥12,799 million ($121 million), respectively, and were included in the gain on sales of investment in securities, and losses on sales of available-for-sale securities amounted to ¥249 million and ¥922 million ($9 million), respectively, and were included in other, net.

The major components of available-for-sale securities without market value at March 31, 2003 and 2004, were as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2003 | 2004 | 2004 |
| Available-for-sale securities without market value: | | | |
| Unlisted equity securities | ¥14,532 | ¥11,684 | $110 |
| Preferred equity securities | 1,000 | 1,000 | 9 |

Annual maturities of available-for-sale securities with maturities and held-to-maturity debt securities as of March 31, 2004, were as follows:

| | Millions of Yen | | | Millions of U.S. Dollars | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2004 | | |
| | 1 Year or Less | 5 Years or Less But More than 1 Year | 10 Years or Less But More than 5 Years | 1 Year or Less | 5 Years or Less But More than 1 Year | 10 Years or Less But More than 5 Years |
| Debt securities | ¥29 | ¥2,049 | ¥10 | $0 | $19 | $0 |
| Other | 2 | — | — | 0 | — | — |
| Total | ¥31 | ¥2,049 | ¥10 | $0 | $19 | $0 |

## 8. PLEDGED ASSETS

At March 31, 2003 and 2004, buildings and fixtures with net book value of ¥41,679 million and ¥39,701 million ($375 million) and other assets with net book value of ¥2,880 million and ¥690 million ($7 million), respectively, were pledged as collateral for long-term debt and other liabilities totaling ¥8,628 million and ¥5,911 million ($56 million), at the respective dates.

In addition, at March 31, 2003 and 2004, buildings and fixtures with net book value of ¥51,334 million and ¥48,851 million ($461 million) and other assets with net book value of ¥8,711 million and ¥8,517 million ($80 million), respectively, were pledged as collateral for long-term liabilities incurred for purchase of the Tokyo Monorail facilities amounting to ¥22,335 million and ¥15,544 million ($147 million) at March 31, 2003 and 2004, respectively (See note 10).

## 9. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans are represented by notes maturing generally within one year. The annual interest rates applicable to such loans outstanding at March 31, 2003 principally ranged from 0.43% to 1.88%. There were no short-term bank loans outstanding at March 31, 2004.

Long-term debt at March 31, 2003 and 2004, is summarized as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2003 | 2004 | 2004 |
| General Mortgage Bonds issued in 1995 to 2001 with interest rates ranging from 1.70% to 4.90% due in 2009 to 2021 | ¥ 629,900 | ¥ 629,900 | $ 5,942 |
| Unsecured Bonds issued in 2002 to 2004 with interest rates ranging from 0.39% to 2.47% due in 2008 to 2033 | 176,000 | 316,000 | 2,981 |
| Secured Loans due in 2004 to 2016 principally from banks and insurance companies with interest rates mainly ranging from 4.70% to 5.80% | 8,139 | 5,285 | 50 |
| Unsecured Loans due in 2004 to 2021 principally from banks and insurance companies with interest rates mainly ranging from 1.045% to 3.30% | 1,040,984 | 901,176 | 8,502 |
| 7.25% Euro U.S. dollar bonds due in 2006 | 87,960 | 87,960 | 830 |
| | 1,942,983 | 1,940,321 | 18,305 |
| Less current portion | 297,241 | 124,367 | 1,173 |
| | ¥1,645,742 | ¥1,815,954 | $17,132 |

Issue and maturity years above are expressed in calendar years (ending December 31 in the same year).

Although the Company is no longer subject generally to the JR Law, as amended, all bonds issued by the Company prior to December 1, 2001, the effective date of the amendment to the JR Law, are and will continue to be general mortgage bonds as required under the JR Law which are entitled to a statutory preferential right over the claims of unsecured creditors of the Company. Any bonds issued on or after December 1, 2001 are unsecured bonds without general mortgage preferential rights.

The 7.25% Euro U.S. dollar bonds in the amount of $800 million were issued in October 1996. These bonds have been hedged by a foreign currency swap contract with a bank.

The annual maturities of long-term debt at March 31, 2004, were as follows:

| Year ending March 31, | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| 2005 | ¥124,367 | $1,173 |
| 2006 | 158,453 | 1,495 |
| 2007 | 203,524 | 1,920 |
| 2008 | 241,397 | 2,277 |
| 2009 | 234,064 | 2,208 |
| 2010 and thereafter | 978,516 | 9,232 |

## 10. LONG-TERM LIABILITIES INCURRED FOR PURCHASE OF RAILWAY FACILITIES

In October 1991, the Company purchased the Tohoku and Joetsu Shinkansen facilities from Shinkansen Holding Corporation for a total purchase price of ¥3,106,970 million payable in equal semiannual installments consisting of principal and interest payments in three tranches: ¥2,101,898 million and ¥638,506 million in principal amounts payable through March 2017; and ¥366,566 million payable through September 2051.

In March 1997, the liability of ¥27,946 million payable in equal semiannual installments through March 2022 to Japan Railway Construction Public Corporation was incurred with respect to the acquisition of the Akita hybrid Shinkansen facilities.

In February 2002, the Company acquired a majority interest in Tokyo Monorail Co., Ltd. As a result, the accompanying consolidated balance sheet as of March 31, 2002 includes liabilities of Tokyo Monorail Co., Ltd. amounting to ¥36,726 million payable to Japan Railway Construction Public Corporation in equal semiannual installments through September 2022.

The long-term liabilities incurred for purchase of railway facilities outstanding at March 31, 2003 and 2004, were as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2003 | 2004 | 2004 |
| The long-term liability incurred for purchase of the Tohoku and Joetsu Shinkansen facilities: | | | |
| Payable semiannually including interest at a rate currently approximating 4.57% through 2017 | ¥1,305,700 | **¥1,195,872** | **$11,282** |
| Payable semiannually including interest at 6.35% through 2017 | 467,289 | **445,747** | **4,205** |
| Payable semiannually including interest at 6.55% through 2051 | 357,963 | **356,868** | **3,367** |
| | 2,130,952 | **1,998,487** | **18,854** |
| The long-term liability incurred for purchase of the Akita hybrid Shinkansen facilities: | | | |
| Payable semiannually at an average rate currently approximating 0.29% through 2022 | 21,294 | **20,172** | **190** |
| The long-term liability incurred for purchase of the Tokyo Monorail facilities: | | | |
| Payable semiannually at an average rate currently approximating 3.61% through 2022 | 22,335 | **15,544** | **147** |
| | 2,174,581 | **2,034,203** | **19,191** |
| Less current portion: | | | |
| The Tohoku and Joetsu Shinkansen purchase liability | 132,828 | **141,350** | **1,334** |
| The Akita hybrid Shinkansen purchase liability | 1,086 | **1,076** | **10** |
| The Tokyo Monorail purchase liability | 1,034 | **753** | **7** |
| | 134,948 | **143,179** | **1,351** |
| | ¥2,039,633 | **¥1,891,024** | **$17,840** |

Maturity years above are expressed in calendar years (ending December 31 in the same year).

The annual payments of long-term liabilities incurred for purchase of railway facilities at March 31, 2004, were as follows:

| Year ending March 31, | Millions of Yen | Millions of U.S. Dollars |
|---|---|---|
| 2005 | ¥ 143,179 | $ 1,351 |
| 2006 | 146,890 | 1,386 |
| 2007 | 141,433 | 1,334 |
| 2008 | 99,555 | 939 |
| 2009 | 104,593 | 987 |
| 2010 and thereafter | 1,398,553 | 13,194 |

## 11. CONSUMPTION TAX

The Japanese consumption tax is an indirect tax levied at the rate of 5%. Accrued consumption tax represents the difference between consumption tax collected from customers and consumption tax paid on purchases.

## 12. INCOME TAXES

The major components of deferred income taxes and deferred tax liabilities at March 31, 2003 and 2004, were as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2003 | 2004 | 2004 |
| Deferred income taxes: | | | |
| Accrued severance and retirement benefits | ¥159,941 | ¥197,917 | $1,867 |
| Reserves for bonuses | 28,628 | 32,574 | 307 |
| Devaluation losses on real estate for sale | — | 9,973 | 94 |
| Accrued enterprise tax | 8,645 | 6,124 | 58 |
| Excess depreciation and amortization of fixed assets | 5,555 | 6,081 | 57 |
| Devaluation losses on fixed assets | 6,020 | 5,645 | 53 |
| Loss carry forwards for tax purposes | 3,019 | 2,233 | 21 |
| Net unrealized holding losses on securities | 4,538 | — | — |
| Other | 22,155 | 20,444 | 194 |
| | 238,501 | 280,991 | 2,651 |
| Less valuation allowance | (9,731) | (11,771) | (111) |
| Less amounts offset against deferred tax liabilities | (37,972) | (54,248) | (512) |
| Net deferred income taxes | ¥190,798 | ¥214,972 | $2,028 |
| Deferred tax liabilities: | | | |
| Tax deferment for gain on transfers of certain fixed assets | ¥ 23,843 | ¥ 26,343 | $ 249 |
| Net unrealized holding gains on securities | 9,342 | 22,430 | 212 |
| Valuation for assets and liabilities of consolidated subsidiaries | 4,625 | 4,153 | 39 |
| Other | 5,382 | 5,104 | 48 |
| | 43,192 | 58,030 | 548 |
| Less amounts offset against deferred income taxes | (37,972) | (54,248) | (512) |
| Net deferred tax liabilities | ¥ 5,220 | ¥ 3,782 | $ 36 |

Income taxes consist of corporation, enterprise and inhabitants taxes. The aggregate standard effective rate of taxes on consolidated income before income taxes was approximately 41.8% for the years ended March 31, 2002, 2003 and 2004. After applying tax effect accounting, the actual effective income tax rate was approximately 57.0%, 47.8% and 44.8% for the years ended March 31, 2002, 2003 and 2004, respectively.

For the years ended March 31, 2002, 2003, and 2004, the actual effective income tax rate differed from the aggregate standard effective tax rate for the following reasons:

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| The aggregate standard effective tax rate | 41.8% | 41.8% | 41.8% |
| Adjustments: | | | |
| Non-deductible expenses for tax purposes | 1.1 | 0.6 | 0.5 |
| Non-taxable incomes | (0.9) | (0.5) | — |
| Per capita inhabitants tax | 0.9 | 0.5 | 0.5 |
| Equity on net income of affiliated companies | (1.0) | — | — |
| Tax credits | — | — | (1.0) |
| Increase in valuation allowance | — | — | 0.9 |
| Difference due to tax rate change | — | 1.9 | 1.7 |
| Devaluation losses on fixed assets | — | 3.1 | — |
| Adjustment of gain on sale of investment in equity method affiliated company | 15.1 | — | — |
| Other, net | 0.0 | 0.4 | 0.4 |
| The actual effective rate after applying tax effect accounting | 57.0% | 47.8% | 44.8% |

Effective for the years commencing on April 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred income taxes and deferred tax liabilities, the Companies used the revised aggregate standard effective tax rates for the years ended March 31, 2003 and 2004.

As the result of the change in the aggregate standard effective tax rates, deferred income taxes decreased by ¥3,447 million and provision for deferred income taxes increased by ¥3,590 million and net income decreased by ¥3,613 million in the year ended March 31, 2003, compared with what would have been recorded under the previous local tax law. The impact on items relating to investment securities is immaterial.

## 13. ACCRUED SEVERANCE AND RETIREMENT BENEFITS AND SEVERANCE AND RETIREMENT BENEFIT EXPENSES

As mentioned in Note 2, beginning with the year ended March 31, 2001, the Companies adopted the Japanese Accounting Standards for Retirement Benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheets as of March 31, 2003 and 2004, consisted of the following:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2003 | 2004 | 2004 |
| Projected benefit obligation | ¥(932,919) | **¥(899,814)** | **$(8,489)** |
| Plan assets | 8,196 | **8,626** | **82** |
| Unfunded projected benefit obligation | (924,723) | **(891,188)** | **(8,407)** |
| Unrecognized net transition obligation | 348,464 | **298,633** | **2,817** |
| Unrecognized actuarial differences | (11,734) | **(21,510)** | **(203)** |
| Unrecognized prior service costs | 9,911 | **18,576** | **175** |
| Book value (net) | (578,082) | **(595,489)** | **(5,618)** |
| Prepaid pension expense | (94) | **(80)** | **(1)** |
| Accrued severance and retirement benefits | ¥(578,176) | **¥(595,569)** | **$(5,619)** |

Severance and retirement benefit expenses included in the consolidated statements of income for the years ended March 31, 2002, 2003 and 2004, consisted of the following:

| | Millions of Yen | | | Millions of U.S. Dollars |
|---|---|---|---|---|
| | 2002 | 2003 | 2004 | 2004 |
| Service costs | ¥ 37,696 | ¥ 36,569 | **¥ 40,218** | **$ 379** |
| Interest costs | 28,099 | 28,076 | **27,719** | **262** |
| Expected return on plan assets | (141) | (190) | **(80)** | **(1)** |
| Amortization of net transition obligation | 49,823 | 49,854 | **49,831** | **470** |
| Amortization of actuarial differences | (66) | 344 | **(971)** | **(9)** |
| Amortization of prior service costs | 1,197 | 1,234 | **2,177** | **21** |
| Severance and retirement benefit expenses | ¥116,608 | ¥115,887 | **¥118,894** | **$1,122** |

The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years.

The discount rates used by the Companies are mainly 3.0%. The rates of expected return on pension assets used by the Companies were mainly 3.0% in the years ended March 31, 2002 and 2003, and mainly 1.0% in the year ended March 31, 2004.

## 14. CONTINGENT LIABILITIES

The Company is contingently liable for the in-substance defeasance of general mortgage bonds issued by the Company, which were assigned to certain banks under debt assumption agreements. The outstanding amount contingently liable under such debt assumption agreements at March 31, 2004 was ¥99,970 million ($943 million).

## 15. SHAREHOLDERS' EQUITY

Effective on October 1, 2001, the Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25% of common stock. The legal earnings reserve or additional paid-in capital may be used to reduce a deficit by a resolution of the shareholders' meeting or may be capitalized by a resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for distribution by the resolution of the shareholders' meeting. The legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company and in accordance with the Commercial Code of Japan. Appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period when the shareholders' approval has been obtained. Retained earnings at March 31, 2004 include amounts representing the year-end cash dividends and bonuses for directors and corporate auditors, which were approved at the shareholders' meeting held in June 2004 as discussed in Note 19.

The Commercial Code of Japan allows companies to repurchase treasury stock by a resolution of the board of directors in adherence with articles of incorporation or by a resolution of the shareholders' meeting and to dispose of such treasury stock by a resolution of the Board of Directors.

Effective on April 1, 2002, the Companies adopted the new accounting standards for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No. 1).

As a result, the shares issued by the Company and held by its equity-method affiliated companies are reported as a treasury stock, a deduction item of shareholders' equity on the consolidated balance sheets. In fiscal 2003 and 2004, 765 shares, stated at ¥451 million ($4 million), are recorded as treasury stock in the consolidated balance sheets.

## 16. SEGMENT INFORMATION

The Companies' primary business activities include (1) Transportation, (2) Station space utilization, (3) Shopping centers & office buildings and (4) Other services.

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Station Space Utilization | Shopping Centers & Office Buildings | Other Services | Elimination and/or Corporate | Consolidated |
| 2002: | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | ¥1,789,599 | ¥368,553 | ¥165,276 | ¥219,950 | ¥ — | ¥2,543,378 |
| Inside group | 51,417 | 10,161 | 7,709 | 278,942 | (348,229) | — |
| | 1,841,016 | 378,714 | 172,985 | 498,892 | (348,229) | 2,543,378 |
| Costs and expenses | 1,605,431 | 351,904 | 134,491 | 482,808 | (347,596) | 2,227,038 |
| Operating income | ¥ 235,585 | ¥ 26,810 | ¥ 38,494 | ¥ 16,084 | ¥ (633) | ¥ 316,340 |
| Identifiable assets | ¥5,713,944 | ¥142,815 | ¥750,135 | ¥547,150 | ¥(131,773) | ¥7,022,271 |
| Depreciation | 256,116 | 7,043 | 25,193 | 33,643 | — | 321,995 |
| Capital investments | 267,178 | 11,890 | 24,176 | 49,641 | — | 352,885 |

| | Millions of Yen | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Station Space Utilization | Shopping Centers & Office Buildings | Other Services | Elimination and/or Corporate | Consolidated |
| 2003: | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | ¥1,800,434 | ¥368,961 | ¥170,321 | ¥225,955 | ¥ — | ¥2,565,671 |
| Inside group | 51,183 | 10,148 | 7,463 | 292,867 | (361,661) | — |
| | 1,851,617 | 379,109 | 177,784 | 518,822 | (361,661) | 2,565,671 |
| Costs and expenses | 1,594,874 | 350,974 | 134,265 | 501,364 | (358,901) | 2,222,576 |
| Operating income | ¥ 256,743 | ¥ 28,135 | ¥ 43,519 | ¥ 17,458 | ¥ (2,760) | ¥ 343,095 |
| Identifiable assets | ¥5,668,361 | ¥148,092 | ¥733,801 | ¥566,974 | ¥(263,825) | ¥6,853,403 |
| Depreciation | 253,959 | 8,100 | 25,807 | 34,698 | — | 322,564 |
| Capital investments | 296,052 | 9,111 | 22,348 | 41,149 | — | 368,660 |
| **2004:** | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | **¥1,798,132** | **¥366,438** | **¥175,180** | **¥202,547** | **¥ —** | **¥2,542,297** |
| Inside group | **52,552** | **9,605** | **7,235** | **273,805** | **(343,197)** | **—** |
| | **1,850,684** | **376,043** | **182,415** | **476,352** | **(343,197)** | **2,542,297** |
| Costs and expenses | **1,587,913** | **348,892** | **136,143** | **458,411** | **(340,482)** | **2,190,877** |
| Operating income | **¥ 262,771** | **¥ 27,151** | **¥ 46,272** | **¥ 17,941** | **¥ (2,715)** | **¥ 351,420** |
| Identifiable assets | **¥5,602,010** | **¥152,036** | **¥731,078** | **¥591,825** | **¥(295,257)** | **¥6,781,692** |
| Depreciation | **250,720** | **8,416** | **25,213** | **37,951** | **—** | **322,300** |
| Capital investments | **292,707** | **12,789** | **33,375** | **44,501** | **—** | **383,372** |

| | Millions of U.S. Dollars | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Station Space Utilization | Shopping Centers & Office Buildings | Other Services | Elimination and/or Corporate | Consolidated |
| **2004:** | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | **$16,963** | **$3,457** | **$1,653** | **$1,911** | **$ —** | **$23,984** |
| Inside group | **496** | **91** | **68** | **2,583** | **(3,238)** | **—** |
| | **17,459** | **3,548** | **1,721** | **4,494** | **(3,238)** | **23,984** |
| Costs and expenses | **14,980** | **3,292** | **1,284** | **4,325** | **(3,212)** | **20,669** |
| Operating income | **$ 2,479** | **$ 256** | **$ 437** | **$ 169** | **$ (26)** | **$ 3,315** |
| Identifiable assets | **$52,849** | **$1,434** | **$6,897** | **$5,583** | **$(2,785)** | **$63,978** |
| Depreciation | **2,365** | **80** | **238** | **358** | **—** | **3,041** |
| Capital investments | **2,761** | **121** | **315** | **420** | **—** | **3,617** |

The main activities of each business segment are as follows:

Transportation:

Passenger transportation mainly by passenger railway;

Station space utilization:

Retail sales, food and convenience stores, etc., which utilize space at stations;

Shopping centers & office buildings:

Operation of shopping centers other than Station space utilization business, and leasing of office buildings, etc.; and

Other services:

Advertising and publicity, hotel operations, wholesale, truck delivery, cleaning, information processing, housing development and sales, credit card business and other services.

Capital investments include a portion contributed mainly by national and local governments. Identifiable assets in the corporate column mainly comprise current and non-current securities held by the Company.

Geographic segment information is not shown since the Company has no overseas consolidated subsidiaries. Information for overseas sales is not shown due to there being no overseas sales.

## 17. INFORMATION REGARDING CERTAIN LEASES

Finance leases other than those which transfer ownership to lessees are accounted for in the same manner as operating leases. Under such finance leases, lease payments, which were charged to income for the years ended March 31, 2003 and 2004, amounted to ¥16,554 million and ¥15,864 million ($150 million), respectively. Lease income which was credited to income for the years ended March 31, 2003 and 2004 was ¥3,644 million and ¥4,286 million ($40 million), respectively.

Future lease payments inclusive of interest were ¥41,111 million ($388 million), including due in one year of ¥13,726 million ($129 million), and future lease receipts inclusive of interest were ¥14,046 million ($133 million), including due in one year of ¥4,281 million ($40 million), at March 31, 2004.

Future lease payments for operating leases amount to ¥1,224 million ($12 million), including those due within one year of ¥612 million ($6 million), at March 31, 2004.

## 18. INFORMATION FOR DERIVATIVE TRANSACTIONS

The Companies deal with forward exchange, foreign currency swap and interest rate swap transactions to hedge the risks resulting from future changes in foreign exchange rates and interest rates (market risk) with regard to bonds, loans and other obligations.

The Companies believe there is extremely low risk of default by derivative transaction counterparties as all such transactions are with financial institutions having sound reputations.

Contracts for derivative transactions are executed only after prudent consideration by the finance section of each of the Companies and upon resolution of its Board of Directors or other appropriate internal approval process.

## 19. SUBSEQUENT EVENTS

At the June 2004 annual meeting, the shareholders of the Company approved (1) the payment of a year-end cash dividend of ¥3,000 ($28) per share, aggregating ¥12,000 million ($113 million) and (2) the payment of bonuses to directors and corporate auditors of ¥176 million ($2 million).

On April 30, 2004, the Company issued a 1.58% coupon unsecured bond due on March 19, 2014, with an aggregate nominal principal amount of ¥20,000 million ($189 million), and a 2.26% coupon unsecured bond due on March 19, 2024 with an aggregate nominal principal amount of ¥10,000 million ($94 million).

KPMG

## Independent Auditors' Report

To the Board of Directors of East Japan Railway Company:

We have audited the accompanying consolidated balance sheets of East Japan Railway Company and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2004, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of East Japan Railway Company and subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.
As discussed in Note 2 to the consolidated financial statements, effective April 1, 2001, East Japan Railway Company and subsidiaries prospectively adopted the new Japanese accounting standards for market valuation for available-for-sale securities.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 23, 2004

KPMG AZSA & Co., an audit corporation incorporated under the Japanese Certified Public Accountants Law, is the Japan member firm of KPMG International, a Swiss cooperative.

## CONSOLIDATED SUBSIDIARIES

| Company Name | Capitalization (Millions of Yen) | Voting Right Percentage (Note 1) | Main Business Activities |
|---|---|---|---|
| 1. Tokyo Monorail Co., Ltd. | ¥3,000 | 70.0% | Railway passenger transport services |
| 2. JR Bus Kanto Co., Ltd. | 4,000 | 100.0 | Bus services |
| 3. JR Bus Tohoku Co., Ltd. | 2,350 | 100.0 | Bus services |
| 4. East Japan Kiosk Co., Ltd. | 3,855 | 90.9 | Retail sales |
| 5. JR Takasaki Trading Co., Ltd. | 490 | 100.0 | Retail sales |
| 6. Tohoku Sogo Service Co., Ltd. | 490 | 100.0 | Retail sales |
| 7. JR East Station Retailing Co., Ltd. (Note 2) | 480 | 100.0 | Retail sales |
| 8. Juster Co., Ltd. | 400 | 100.0 | Retail sales and Hotel operations |
| 9. Shinano Enterprise Co., Ltd. | 400 | 100.0 | Retail sales |
| 10. Tokky Co., Ltd. | 400 | 100.0 | Retail sales and Hotel operations |
| 11. JR Kanagawa Planning & Development Co., Ltd. | 370 | 100.0 | Retail sales |
| 12. Keiyo Planning & Development Co., Ltd. | 370 | 100.0 | Retail sales and Hotel operations |
| 13. Mito Service Development Co., Ltd. | 360 | 100.0 | Retail sales and Hotel operations |
| 14. JR Kaiji Planning & Development Co., Ltd. | 350 | 100.0 | Retail sales |
| 15. JR Atlis Co., Ltd. | 310 | 100.0 | Retail sales |
| 16. JR Utsunomiya Planning & Development Co., Ltd. | 200 | 100.0 | Retail sales |
| 17. JR Tokyo Planning & Development Co., Ltd. | 120 | 100.0 | Retail sales |
| 18. Nippon Restaurant Enterprise Co., Ltd. | 730 | 91.3 | Restaurant business, Retail sales, and Hotel operations |
| 19. JR East Food Business Co., Ltd. | 721 | 99.9 | Restaurant business |
| 20. LUMINE Co., Ltd. | 2,375 | 89.5 | Shopping center operations |
| 21. Shinjuku Station Building Co., Ltd. | 1,943 | 80.8 | Shopping center operations |
| 22. JR East Urban Development Corporation | 1,450 | 100.0 | Shopping center operations, Retail sales, and Hotel operations |
| 23. Utsunomiya Station Development Co., Ltd. (Note 3) | 1,230 | 98.5 | Shopping center operations |
| 24. Boxhill Co., Ltd. | 1,050 | 88.6 | Shopping center operations |
| 25. Omori Primo Co., Ltd. | 1,000 | 85.5 | Shopping center operations |
| 26. Kokubunji Terminal Building Co., Ltd. | 1,000 | 84.5 | Shopping center operations and Hotel operations |
| 27. Hachioji Terminal Building Co., Ltd. | 1,000 | 78.5 | Shopping center operations |
| 28. JR East Department Store Co., Ltd. | 1,000 | 70.0 | Shopping center operations |
| 29. Oyama Station Development Co., Ltd. (Note 3) | 950 | 97.1 | Shopping center operations |
| 30. Kawasaki Station Building Co., Ltd. | 600 | 99.2 | Shopping center operations |
| 31. Kameido Station Building Co., Ltd. (Note 4) | 500 | 100.0 | Shopping center operations |
| 32. Mito Station Development Co., Ltd. | 500 | 96.6 | Shopping center operations |
| 33. Koriyama Station Building Co., Ltd. (Note 5) | 450 | 100.0 | Shopping center operations |
| 34. Station Building MIDORI Co., Ltd. | 450 | 94.6 | Shopping center operations |
| 35. Lumine Chigasaki Co., Ltd. | 400 | 82.8 | Shopping center operations |
| 36. Aomori Station Development Co., Ltd. | 400 | 81.3 | Shopping center operations |
| 37. Kofu Station Building Co., Ltd. | 400 | 77.3 | Shopping center operations |
| 38. Akihabara Co., Ltd. | 362 | 98.0 | Shopping center operations |
| 39. Kumagaya Station Development Co., Ltd. | 350 | 81.7 | Shopping center operations |
| 40. Tetsudo Kaikan Co., Ltd. | 340 | 73.1 | Shopping center operations |

| | Company Name | Capitalization (Millions of Yen) | Voting Right Percentage (Note 1) | Main Business Activities |
|---|---|---|---|---|
| 41. | The EKIBIRU Development Co. TOKYO (Note 4) | ¥ 300 | 100.0% | Shopping center operations and Real estate leasing |
| 42. | Echigo Station Development Co., Ltd. | 208 | 78.8 | Shopping center operations |
| 43. | Chiba Station Building Co., Ltd. | 200 | 89.2 | Shopping center operations |
| 44. | Hirosaki Station Building Co., Ltd. | 200 | 72.5 | Shopping center operations |
| 45. | Hiratsuka Station Building Co., Ltd. | 200 | 56.0 | Shopping center operations |
| 46. | Yokohama Station Building Co., Ltd. | 200 | 51.0 | Shopping center operations |
| 47. | Kinshicho Station Building Co., Ltd. | 160 | 56.0 | Shopping center operations |
| 48. | Kamata Station Building Co., Ltd. | 140 | 85.0 | Shopping center operations |
| 49. | Kichijoji Lonlon Co., Ltd. | 130 | 80.0 | Shopping center operations |
| 50. | Tsurumi Station Building Co., Ltd. | 100 | 58.5 | Shopping center operations |
| 51. | Iwaki Chuo Station Building Co., Ltd. | 100 | 52.0 | Shopping center operations |
| 52. | Meguro Station Building Co., Ltd. (Note 4) | 82 | 100.0 | Shopping center operations |
| 53. | Akita Station Department Store Co., Ltd. (Note 6) | 80 | 52.0 | Shopping center operations |
| 54. | Abonde Co., Ltd. | 30 | 65.3 | Shopping center operations |
| 55. | Ikebukuro Terminal Building Co., Ltd. (Note 7) | 6,000 | 100.0 | Hotel operations, Shopping center operations, and Real estate leasing |
| 56. | Yamagata Terminal Building Co., Ltd. | 5,000 | 96.0 | Hotel operations and Shopping center operations |
| 57. | Hotel Metropolitan Nagano Co., Ltd. | 3,080 | 100.0 | Hotel operations |
| 58. | Hotel Edmont Co., Ltd. | 2,400 | 97.0 | Hotel operations |
| 59. | Sendai Terminal Building Co., Ltd. (Note 5) | 1,800 | 100.0 | Hotel operations and Shopping center operations |
| 60. | Akita Terminal Building Co., Ltd. (Note 6) | 1,500 | 89.7 | Hotel operations and Shopping center operations |
| 61. | Morioka Terminal Building Co., Ltd. | 900 | 80.6 | Hotel operations and Shopping center operations |
| 62. | Takasaki Terminal Building Co., Ltd. | 780 | 71.2 | Hotel operations and Shopping center operations |
| 63. | Nippon Hotel Co., Ltd. | 150 | 84.3 | Hotel operations |
| 64. | East Japan Marketing & Communications, Inc. | 250 | 100.0 | Advertising and publicity |
| 65. | Tokyo Media Service Co., Ltd. | 104 | 100.0 | Advertising and publicity |
| 66. | The Orangepage, Inc. | 500 | 98.7 | Publishing |
| 67. | View World Co., Ltd. | 450 | 51.0 | Travel agency services |
| 68. | East Japan Railway Trading Co., Ltd. | 560 | 100.0 | Wholesale |
| 69. | JR East Japan Logistics Co., Ltd. | 100 | 100.0 | Truck delivery services |
| 70. | JR East Logistics Platform Co., Ltd. | 100 | 100.0 | Supply Chain Management |
| 71. | JR East Japan Information Systems Company | 500 | 100.0 | Information processing |
| 72. | JR East Netstation Company | 460 | 100.0 | Information processing |
| 73. | JR East Management Service Co., Ltd. | 80 | 100.0 | Information services |
| 74. | JR East Personnel Service Co., Ltd. | 100 | 100.0 | Seminar and staff sending business |
| 75. | East Japan Eco Access Co., Ltd. | 120 | 100.0 | Cleaning services |
| 76. | Shinkansen Cleaning Service Co., Ltd. | 38 | 38.6 (61.4) | Cleaning services |
| 77. | Kanto Railway Servicing Co., Ltd. | 38 | 35.6 (64.4) | Cleaning services |
| 78. | East Japan Railway Servicing Co., Ltd. | 38 | 29.0 (71.0) | Cleaning services |
| 79. | JR Technoservice Sendai Co., Ltd. | 25 | 100.0 | Cleaning services |
| 80. | Niigata Railway Servicing Co., Ltd. | 17 | 88.2 | Cleaning services |
| 81. | East Japan Amenitec Co., Ltd. | 13 | 100.0 | Cleaning services |
| 82. | Chiba Railway Servicing Co., Ltd. | 12 | 25.3 (74.7) | Cleaning services |

| Company Name | Capitalization (Millions of Yen) | Voting Right Percentage (Note 1) | Main Business Activities |
|---|---|---|---|
| 83. Akita Clean Servicing Co., Ltd. | ¥ 10 | 100.0% | Cleaning services |
| 84. Nagano Railway Servicing Co., Ltd. | 10 | 100.0 | Cleaning services |
| 85. Takasaki Railway Servicing Co., Ltd. | 10 | 45.8 (54.2) | Cleaning services |
| 86. Mito Railway Servicing Co., Ltd. | 10 | 25.3 (74.7) | Cleaning services |
| 87. JR East Housing Development & Realty Co., Ltd. | 200 | 73.8 | Built-for-sale housing operations |
| 88. JR East Rental Co., Ltd. | 165 | 89.4 | Car leasing |
| 89. JR East Sports Co., Ltd. | 400 | 100.0 | Athletic club operations |
| 90. Gala Yuzawa Co., Ltd. | 300 | 92.7 | Ski resort operations |
| 91. JR East Facility Management Co., Ltd. | 50 | 100.0 | Building maintenance |
| 92. Union Construction Co., Ltd. | 120 | 60.0 | Construction |
| 93. JR East Consultants Company | 50 | 100.0 | Consulting |
| 94. JR East Design Corporation | 50 | 100.0 | Consulting |
| 95. East Japan Transport Technology Co., Ltd. | 80 | 58.6 | Machinery and rolling stock maintenance |
| 96. Tohoku Kotsu Kikai Co., Ltd. | 72 | 50.7 | Machinery and rolling stock maintenance |
| 97. Niigata Rolling Stock Machinery Co., Ltd. | 40 | 40.5 | Machinery and rolling stock maintenance |
| 98. JR East Mechatronics Co., Ltd. | 100 | 100.0 | Maintenance services |

## EQUITY METHOD AFFILIATED COMPANIES

| Company Name | Capitalization (Millions of Yen) | Voting Right Percentage | Main Business Activities |
|---|---|---|---|
| 1. Central Security Patrols Co., Ltd. | ¥2,924 | 25.2% | Security business operations |
| 2. JTB Corp. | 2,304 | 21.9 | Travel agency services |

Notes: 1. Voting right percentages outside of parentheses represent direct voting right percentages, and percentages in parentheses represent shares held by other parties that vote along with the interests of JR East and do not include the percentage outside of parentheses.
2. In the year ended March 31, 2004, this subsidiary was newly consolidated.
3. Utsunomiya Station Development Co., Ltd., merged with Oyama Station Development Co., Ltd., on April 1, 2004. Oyama Station Development Co., Ltd., was dissolved after the merger.
4. The EKIBIRU Development Co. TOKYO merged with Kameido Station Building Co., Ltd., and Meguro Station Building Co., Ltd., on April 1, 2004. Kameido Station Building Co., Ltd., and Meguro Station Building Co., Ltd., were dissolved after the merger.
5. Sendai Terminal Building Co., Ltd., merged with Koriyama Station Building Co., Ltd., on April 1, 2004. Koriyama Station Building Co., Ltd., was dissolved after the merger.
6. Akita Station Department Store Co., Ltd., merged with Akita Terminal Building Co., Ltd., on April 1, 2004, and changed its name to Akita Station Building Co., Ltd. Akita Terminal Building Co., Ltd., was dissolved after the merger.
7. On April 1, 2004, Ikebukuro Terminal Building Co., Ltd., was divided to form Hotel Metropolitan Co., Ltd., and Ikebukuro Terminal Building Company. Hotel Metropolitan Co., Ltd., conducts hotel operations.

## FROM COMPANY ESTABLISHMENT TO ACHIEVEMENT OF FULL PRIVATIZATION

JR East was incorporated as a joint stock corporation under Japanese law on April 1, 1987, as one of several successors to the railway operations of the Japanese National Railways (JNR). In 1949, as part of the postwar reorganization of Japan's national passenger and freight railway, JNR was established as an independent public entity that owned and operated the nationwide railway network. Despite Japan's economic growth following JNR's establishment, JNR experienced financial difficulties and an increasing debt burden, which rendered it effectively insolvent. In 1986, legislation was passed to restructure and eventually privatize JNR by transferring its railway operations and certain related assets and liabilities to the JR Companies*.

The JR Passenger Companies** assumed the passenger railway operations of JNR in their respective geographic areas, other than those of the Tokaido and Sanyo Shinkansen lines, which involve the operation of railway facilities spanning the service areas of other JR Passenger Companies. JR Freight assumed JNR's nationwide cargo operations. Because JR Freight does not own railway lines other than lines used exclusively for freight operations, it pays track access charges to the JR Passenger Companies, including JR East.

Certain other businesses and related assets and liabilities were transferred to other JNR Successor Entities***, including the Shinkansen Holding Corporation, as explained below. After that transfer, the remaining assets and liabilities of JNR became assets and liabilities of JNR Settlement Corporation (JNRSC). JNRSC was in turn dissolved in October 1998. Most of the liabilities of JNRSC were assumed by the national government or canceled, and its assets (including all shares of JR East then held) and certain of its liabilities were transferred to the Japan Railway Construction Public Corporation (JRCC). In connection with the dissolution of JNRSC, legislation was passed that required certain pension-related liabilities of JNRSC to be transferred to the JNR Successor Entities, including JR East (see "Disposition of Long-Term Liabilities of JNR").

In addition to the JR Companies, the restructuring of JNR resulted in the creation of the Shinkansen Holding Corporation to own and lease the facilities of the four then-existing Shinkansen lines, previously owned by JNR, to JR East, JR Central, and JR West. Although JR East initially leased the Tohoku and Joetsu Shinkansen lines from the Shinkansen Holding Corporation, on October 1, 1991, it purchased both lines pursuant to a long-term purchase arrangement. Subsequent to this purchase, the Shinkansen Holding Corporation was dissolved, and payments to be made by JR East in respect of its Shinkansen purchase liabilities are now made to the Japan Railway Construction, Transport and Technology Agency, the ultimate successor entity to the Shinkansen Holding Corporation.

Prior to December 1, 2001, all JR Companies were subject to the Law Concerning the Passenger Railway Companies and the Japan Freight Railway Company (JR Law), and their business and management were under the supervision of the Minister of Land, Infrastructure and Transport. As of December 1, 2001, JR East, JR Central, and JR West were, on the whole, no longer subject to the provisions of that law (see page 18).

Initially, all capital stock of each of the JR Companies, including JR East, was owned by JNRSC. In October 1993, JR East's common stock was listed on the Tokyo, Osaka, and Nagoya stock exchanges in conjunction with the sale by JNRSC of 2,500,000 shares, or 62.5%, of JR East's total outstanding common stock to the public in Japan. The proceeds from the sale of those shares were used by JNRSC to repay its long-term liabilities. Upon the dissolution of JNRSC in October 1998, its assets and liabilities, including 1,500,000 shares of JR East's common stock, were assumed by JRCC. JRCC sold 1,000,000 shares, or 25.0%, of JR East's common stock in August 1999 and all 500,000 remaining shares, or 12.5%, in June 2002, both through international share offerings. As a result, JR East finally achieved full privatization by becoming an entirely private-sector enterprise 15 years after its establishment.

* "JR Companies" collectively refers to JR East, Hokkaido Railway Company (JR Hokkaido), Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company (JR Shikoku), Kyushu Railway Company (JR Kyushu), and Japan Freight Railway Company (JR Freight).

** "JR Passenger Companies" refers to the JR Companies other than JR Freight.

*** "JNR Successor Entities" refers to entities that assumed JNR's railway and other operations on April 1, 1987, consisting of the JR Companies, the Shinkansen Holding Corporation, Railway Telecommunication Co., Ltd., Railway Information Systems Co., Ltd., and the Railway Technical Research Institute.

**A BRIEF HISTORY OF JR EAST**

| | | | Number of JR East shares held by government agency | |
|---|---|---|---|---|
| April | 1987 | JR East was established upon the division and privatization of JNR. | 4,000,000 | (100.0%) |
| October | 1993 | The first public sale of shares held by JNRSC. Listed on the First Section of the Tokyo Stock Exchange and other exchanges in Japan. | 1,500,000 | (37.5%) |
| August | 1999 | The second public sale of shares held by JRCC, a successor of JNRSC. | 500,000 | (12.5%) |
| November | 2000 | JR East announced Medium-Term Business Plan—*New Frontier 21.* | | |
| December | 2001 | The amendment to the JR Law took effect. | | |
| June | 2002 | The third public sale of shares held by JRCC, and full privatization achieved. | 0 | (0.0%) |

**DISPOSITION OF LONG-TERM LIABILITIES OF JNR**

When JNR was restructured in April 1987, responsibility for its long-term liabilities was clearly divided between the national government and the JR Companies following Diet deliberations. At the time of restructuring, JNR's liabilities totaled ¥37.1 trillion, including future costs that will be incurred. The JR Companies were allocated ¥14.5 trillion of that amount, and JNRSC assumed responsibility for the remaining ¥22.7 trillion. It was decided at this time that JNRSC would repay as much of this amount as possible using funds generated by the sale of land left by JNR and the sale of the JR Companies' stocks held by JNRSC. Any remaining liabilities were to be assumed and disposed of by the national government.

However, the sale of land by JNRSC was temporarily halted by the October 1987 Guidelines for Urgent Measures to Deal with Land adopted at a Cabinet meeting. Subsequently, the Japanese economy entered a recession in the early 1990s, making it difficult for JNRSC to sell the land. Furthermore, a delay in the sale of shares in the JR Companies and other factors meant that, rather than decreasing, liabilities actually increased due to interest payments.

As of April 1987, liabilities held by JNRSC were ¥25.5 trillion, the combination of the abovementioned ¥22.7 trillion and ¥2.9 trillion. The ¥2.9 trillion was one portion of the Shinkansen usage fees paid by the three JR Passenger Companies in Japan's main island and was to be used to repay JNRSC's debt. Due to the above factors, those liabilities had grown to ¥28.3 trillion at the time of JNRSC's dissolution in October 1998.

In October 1998, the Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation was enacted and came into effect. It included the following provisions concerning the disposal of JNRSC's liabilities:

- JNRSC's interest-bearing liabilities would be assumed by the national government's general account, and JNRSC would be absolved of its non-interest bearing liabilities to the government.
- The land, the JR Companies' stocks, and other assets held by JNRSC would be transferred to JRCC, which would pay for pension and other obligations.
- With regard to the amount to be transferred from the Japan Railways Group Mutual Aid Association to the Welfare Pension, a portion of the liabilities legally assigned to JNRSC would become additional obligations of the JR Companies.

Discussing the possibility of imposing further additional liabilities on the JR Companies, the then Prime Minister stated during Diet deliberations prior to the passage of this law: "Regarding those debts and pension liabilities of JNRSC that have not been designated for assumption by the JR Companies, the government is of the view that such obligations must not be imposed on the JR Companies in the future."

## PEER GROUP COMPARISONS

In this section, several key performance indicators illustrate how JR East compares with selected well-known companies.

### Total Stock Market Value

(Millions of U.S. Dollars)


International
JR East 20,638
British Airways 5,479
Lufthansa 6,189
Union Pacific 17,937
FedEx 19,079
UPS 84,316
Domestic
JR East 20,638
JAL 6,552
Tokyu 6,977
TEPCO 29,997
NTT 87,616

Data in this graph have been computed from each company's share prices and shares outstanding at the end of the previous fiscal year.

### Operating Revenues

(Millions of U.S. Dollars)


International
JR East 23,984
British Airways 13,835
Lufthansa 19,468
Union Pacific 11,551
FedEx 22,487
UPS 33,485
Domestic
JR East 23,984
JAL 18,224
Tokyu 11,542
TEPCO 45,791
NTT 104,675

### Net Income

(Millions of U.S. Dollars)


International
JR East 1,131
British Airways 238
Lufthansa -1,200
Union Pacific 1,585
FedEx 830
UPS 2,898
Domestic
JR East 1,131
JAL -836
Tokyu -116
TEPCO 1,411
NTT 6,074

Year ended March 31, 2004 (Year ended December 31, 2003, for Lufthansa, Union Pacific, and UPS and year ended May 31, 2003, for FedEx)

Notes: 1. JAL...Japan Airlines Corporation Tokyu...Tokyu Corporation
TEPCO...The Tokyo Electric Power Company, Incorporated NTT...Nippon Telegraph and Telephone Corporation
2. Data in this section have been based on consolidated figures from each company's annual report or financial press release.
3. In June 2004, the name of Japan Airlines System Corporation (JALS), which was established as a holding company of Japan Airlines Company, Ltd., and Japan Air System Co., Ltd., in October 2002, changed to Japan Airlines Corporation (JAL).

## Free Cash Flows

(Millions of U.S. Dollars)


International
JR East
British Airways
Lufthansa
Union Pacific
FedEx
UPS
1,438
1,599
1,082
1,566
381
2,704
Domestic
JR East
JAL
Tokyu
TEPCO
NTT
1,438
-85
939
4,280
12,677

1. Free cash flows are the net of cash flows from operating activities and cash flows from investing activities.
2. Items used to compute free cash flows of British Airways are as follows:
cash flow from operating activities: cash inflow from operating activities, dividends received from associates, returns on investments and servicing of finance, tax
cash flow from investing activities: capital expenditure and financial investment, acquisitions and disposals

## Return on Average Equity (ROE)

(%)


International
JR East
British Airways
Lufthansa
Union Pacific
FedEx
UPS
11.5
6.1
-29.0
12.9
12.0
21.2
Domestic
JR East
JAL
Tokyu
TEPCO
NTT
11.5
-42.9
-7.9
6.5
10.7

Average equity is the average of equity at the end of the previous and applicable fiscal years.

## Ratio of Operating Income to Average Assets (ROA)

(%)


International
JR East
British Airways
Lufthansa
Union Pacific
FedEx
UPS
5.2
3.2
-0.8
6.4
10.1
16.1
Domestic
JR East
JAL
Tokyu
TEPCO
NTT
5.2
-3.2
2.6
3.5
8.0

Average assets is the average of assets at the end of the previous and applicable fiscal years.

4. NTT adopted U.S. GAAP from the year ended March 31, 2003.
5. The exchange rate used is the rate for March 31, 2004 ($1=¥106, £1=$1.83, 1 Euro=$1.22).
6. Share prices at the close of the respective previous fiscal years and computed using the above exchange rates are $5,160.38 for JR East, $5.06 for British Airways, $16.17 for Lufthansa, $69.48 for Union Pacific, $63.98 for FedEx, $74.55 for UPS, $3.34 for JAL, $6.15 for Tokyu, $22.22 for TEPCO, and $5,566.04 for NTT.

# INTERNATIONAL RAILWAY COMPARISONS

Japan's high reliance on railways due to the size of the economy and geographic characteristics affords railway companies an extremely large source of demand, especially in urban areas. JR East is Japan's largest railway company and one of the largest in the world as well.

## Transportation Market

### Composition by Type of Transportation

(Billions of Passenger Kilometers)



Japan 1,425.5
U.K. 722.7
Germany 916.7
France 869.5
Italy 893.0
U.S. 3,861.6
Railways
Motor Vehicles
Airlines
Ships


| | Railways | | Motor Vehicles | | | | | | Airlines | | Ships | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Buses | | Cars | | Total | | | | | | | |
| | Billions | % | Billions | % | Billions | % | Billions | % | Billions | % | Billions | % | Billions | % |
| Japan | 382.2 | 26.8% | 86.2 | 6.0% | 869.2 | 61.0% | 955.4 | 67.0% | 84.0 | 5.9% | 3.9 | 0.3% | 1,425.5 | 100.0% |
| U.K. | 47.0 | 6.5% | 46.0 | 6.4% | 622.0 | 86.0% | 668.0 | 92.4% | 7.7 | 1.1% | N/A | N/A | 722.7 | 100.0% |
| Germany | 75.3 | 8.2% | 77.0 | 8.4% | 722.5 | 78.8% | 799.5 | 87.2% | 41.9 | 4.6% | N/A | N/A | 916.7 | 100.0% |
| France | 82.6 | 9.5% | 44.8 | 5.2% | 727.6 | 83.6% | 772.4 | 88.8% | 14.5 | 1.7% | N/A | N/A | 869.5 | 100.0% |
| Italy | 51.9 | 5.8% | 94.0 | 10.5% | 732.1 | 82.0% | 826.1 | 92.5% | 10.4 | 1.2% | 4.6 | 0.5% | 893.0 | 100.0% |
| U.S. | 22.5 | 0.6% | 56.3 | 1.5% | 2,976.7 | 77.0% | 3,033.0 | 78.5% | 806.1 | 20.9% | N/A | N/A | 3,861.6 | 100.0% |

Respective figures are for the following years: Japan, year ended March 31, 2003; U.K., year ended March 31, 2002; Italy, year ended December 31, 2000; U.S., year ended December 31, 1999; France and Germany, year ended December 31, 2001.

Note: Railway figures for Japan include JR East passenger kilometers (125.2 billion, exclusive of Tokyo Monorail). For details, see page 91.

Sources: Japan: Ministry of Land, Infrastructure and Transport
U.K.: Transport Statistics Great Britain 2003
Germany: Verkehr in Zahlen 2002/2003
France: Homepage of Ministry for Infrastructure, Transport, Housing, Tourism, and the Sea of France (October 7, 2003)
Italy: Conto Nazionale dei Trasporti Anno 2001
U.S.: Statistical Abstract of the United States 2002

### Railway Line Networks

(Kilometers)



JR East 7,538
U.K. 16,652
Germany 35,986
France 29,445
Italy 16,035
U.S. 36,492


### Number of Passengers

(Millions)



JR East 5,846
U.K. 959
Germany 1,700
France 863
Italy 472
U.S. 23


### Passenger Kilometers

(Millions)



JR East 124,916
U.K. 38,600
Germany 73,899
France 71,209
Italy 46,675
U.S. 8,965


### Revenues from Railway Operations

(Millions of U.S. Dollars)



JR East 12,538
U.K. 7,965
Germany 8,329
France 5,390
Italy 1,902
U.S. 2,449


### Number of Employees



JR East 59,041
U.K. 11,408
Germany 167,891
France 177,373
Italy 109,922
U.S. 27,316


As of December 31, 2001, except for JR East and U.K. figures, which are as of March 31, 2002

Notes: 1. U.K.: Train Operating Companies (Railway tracks are owned by Network Rail); Germany: Deutsche Bahn AG; France: Société Nationale des Chemins de fer Français (SNCF) (Railway tracks are owned by Réseau Ferré de France (RFF)); Italy: Ferrovie dello Stato S.p.A.; U.S.: National *Railroad Passenger Corporation (Amtrak)*
2. Revenues from railway operations do not include freight and other service revenues.
3. Figures for JR East do not include Tokyo Monorail.
4. The exchange rate used is the rate for March 31, 2002 ($1=¥133, £1=$1.42, 1 Euro=$0.87).

Source: Statistiques Internationale des Chemins de fer 2001, Union Internationale des Chemins de fer

# Fundamentals

## Gross Domestic Product

(Billions of U.S. Dollars)


2003
Japan 4,291
U.K. 1,775
Germany 2,386
France 1,732
Italy 1,455
U.S. 10,857

| | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| **Japan** | **4,380** | **4,611** | **4,147** | **3,945** | **4,291** |
| U.K. | 1,423 | 1,416 | 1,424 | 1,556 | 1,775 |
| Germany | 2,112 | 1,873 | 1,846 | 1,984 | 2,386 |
| France | 1,434 | 1,291 | 1,303 | 1,418 | 1,732 |
| Italy | 1,162 | 1,074 | 1,089 | 1,184 | 1,455 |
| U.S. | 9,190 | 9,927 | 10,143 | 10,366 | 10,857 |

Source: Annual OECD National Accounts publications

## Population

(Millions)


2003
Japan 127.6
U.K. 59.3
Germany 82.5
France 60.1
Italy 57.4
U.S. 294.0

| | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| **Japan** | **126.7** | **126.9** | **127.3** | **127.4** | **127.6** |
| U.K. | 59.2 | 59.5 | 59.5 | 59.7 | 59.3 |
| Germany | 82.1 | 82.0 | 82.4 | 82.0 | 82.5 |
| France | 59.1 | 58.9 | 59.2 | 59.7 | 60.1 |
| Italy | 57.3 | 57.5 | 57.9 | 57.4 | 57.4 |
| U.S. | 273.1 | 281.4 | 284.8 | 288.5 | 294.0 |

Sources: Japan: Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications
Other countries: United Nations data

## Population Density

(Per Square Kilometer)


2003
Japan 338
1,605
U.K. 244
273
Germany 231
341
France 109
150
Italy 191
254
U.S. 31
47
Population per Square Kilometer of Total National Land Area
Population per Square Kilometer of Habitable Land Area

| | 1999 | | 2000 | | 2001 | | 2002 | | 2003 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Total National Land Area | Habitable Land Area | Total National Land Area | Habitable Land Area | Total National Land Area | Habitable Land Area | Total National Land Area | Habitable Land Area | Total National Land Area | Habitable Land Area |
| **Japan** | **335** | **1,586** | **336** | **1,590** | **337** | **1,597** | **337** | **1,598** | **338** | **1,605** |
| U.K. | 244 | 272 | 245 | 274 | 245 | 274 | 246 | 275 | 244 | 273 |
| Germany | 230 | 339 | 230 | 328 | 231 | 330 | 230 | 328 | 231 | 341 |
| France | 107 | 148 | 107 | 147 | 107 | 148 | 108 | 149 | 109 | 150 |
| Italy | 190 | 254 | 191 | 254 | 192 | 256 | 191 | 254 | 191 | 254 |
| U.S. | 29 | 44 | 29 | 45 | 30 | 46 | 31 | 47 | 31 | 47 |

Note: JR East calculated these figures by using the following data and definition of each country's square kilometers of habitable land area.
**Population**
Japan: Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications
Other countries: United Nations data
**Square kilometers of habitable land area**
Japan: Land White Paper, Ministry of Land, Infrastructure and Transport
Total area minus forests and woodland, barren land, area under inland water bodies, and other
Other countries: The FAOSTAT Database Land Use
Land area (2001) minus forests and woodland (1994)

## RAILWAY OPERATIONS IN JAPAN

*Railways play a vital role in Japan, and JR East alone represents about 30% of all passenger railway transportation.*

## Share of Domestic Transportation

### Number of Passengers


2003
JR East
Other Railways
Motor Vehicles
Airlines
Ships

| Years ended March 31 | | 1999 | | 2000 | | 2001 | | 2002 | | 2003 | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Millions | % | Millions | % | Millions | % | Millions | % | Millions | % |
| Railways | **JR East** | **5,907** | **7.0%** | **5,893** | **7.0%** | **5,862** | **6.9%** | **5,846** | **6.8%** | **5,850** | **6.7%** |
| | Other Railways | 16,107 | 19.2% | 15,857 | 18.9% | 15,785 | 18.7% | 15,874 | 18.3% | 15,711 | 18.0% |
| Motor Vehicles | | 61,839 | 73.6% | 62,047 | 73.9% | 62,841 | 74.2% | 64,590 | 74.7% | 65,481 | 75.1% |
| Airlines | | 88 | 0.1% | 92 | 0.1% | 93 | 0.1% | 95 | 0.1% | 96 | 0.1% |
| Ships | | 127 | 0.1% | 120 | 0.1% | 110 | 0.1% | 111 | 0.1% | 109 | 0.1% |
| Total | | 84,068 | 100.0% | 84,009 | 100.0% | 84,691 | 100.0% | 86,516 | 100.0% | 87,247 | 100.0% |

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport

### Passenger Kilometers


2003
JR East
Other Railways
Motor Vehicles
Airlines
Ships

| Years ended March 31 | | 1999 | | 2000 | | 2001 | | 2002 | | 2003 | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Millions | % | Millions | % | Millions | % | Millions | % | Millions | % |
| Railways | **JR East** | **126,110** | **8.9%** | **125,998** | **8.8%** | **125,344** | **8.8%** | **124,916** | **8.8%** | **125,176** | **8.8%** |
| | Other Railways | 262,828 | 18.5% | 259,103 | 18.2% | 259,097 | 18.3% | 260,505 | 18.3% | 257,060 | 18.0% |
| Motor Vehicles | | 954,807 | 67.0% | 955,564 | 67.1% | 951,253 | 67.0% | 954,292 | 66.9% | 955,413 | 67.0% |
| Airlines | | 75,988 | 5.3% | 79,348 | 5.6% | 79,698 | 5.6% | 81,459 | 5.7% | 83,949 | 5.9% |
| Ships | | 4,620 | 0.3% | 4,479 | 0.3% | 4,304 | 0.3% | 4,007 | 0.3% | 3,893 | 0.3% |
| Total | | 1,424,353 | 100.0% | 1,424,492 | 100.0% | 1,419,696 | 100.0% | 1,425,179 | 100.0% | 1,425,491 | 100.0% |

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport

Note: Figures for JR East on this page do not include Tokyo Monorail.

## Share of Domestic Railways

*Passenger Line Network*



| As of March 31, 2002 | km | % |
|---|---|---|
| **JR East** | **7,538.1** | **27.5%** |
| JR Central | 1,977.8 | 7.2% |
| JR West | 5,078.4 | 18.5% |
| Other JR Companies | 5,456.1 | 19.9% |
| Other Railways | 7,328.7 | 26.9% |
| Total | 27,379.1 | 100.0% |

*Number of Passengers*



| Year ended March 31, 2002 | Millions | % |
|---|---|---|
| **JR East** | **5,846** | **26.8%** |
| JR Central | 498 | 2.3% |
| JR West | 1,812 | 8.3% |
| Other JR Companies | 478 | 2.2% |
| Other Railways | 13,146 | 60.4% |
| Total | 21,780 | 100.0% |

*Passenger Kilometers*



| Year ended March 31, 2002 | Millions | % |
|---|---|---|
| **JR East** | **124,916** | **32.4%** |
| JR Central | 49,533 | 12.9% |
| JR West | 52,647 | 13.7% |
| Other JR Companies | 14,036 | 3.6% |
| Other Railways | 144,270 | 37.4% |
| Total | 385,402 | 100.0% |

*Revenues from Passenger Tickets*



| Year ended March 31, 2002 | Billions of Yen | % |
|---|---|---|
| **JR East** | **1,668** | **28.4%** |
| JR Central | 1,065 | 18.1% |
| JR West | 770 | 13.1% |
| Other JR Companies | 218 | 3.7% |
| Other Railways | 2,147 | 36.7% |
| Total | 5,868 | 100.0% |

*Rolling Stock Kilometers*



| Year ended March 31, 2002 | Millions | % |
|---|---|---|
| **JR East** | **2,177** | **27.8%** |
| JR Central | 939 | 12.0% |
| JR West | 1,246 | 15.9% |
| Other JR Companies | 477 | 6.1% |
| Other Railways | 3,001 | 38.2% |
| Total | 7,840 | 100.0% |

○JR East ○JR Central ○JR West ○Other JR Companies Other Railways

Notes: 1. Figures for passenger line network do not include freight traffic.
2. Figures for rolling stock kilometers do not include locomotives and freight cars.
3. Figures for Tokyo Monorail are included in Other Railways.
Source: Statistics of Railways 2001, Ministry of Land, Infrastructure and Transport

## FINANCIAL OVERVIEW OF JR PASSENGER RAILWAY COMPANIES

JR East accounts for about 50% of the total operating revenues of the three largest JR passenger railway companies. JR East's immense and stable operating base contributes to large and consistent earnings and cash flows.

### Operating Revenues

(Billions of Yen)


2004
JR East 2,542.3
JR Central 1,384.1
JR West 1,215.7
2003
JR East 2,565.7
JR Central 1,363.0
JR West 1,165.6
2002
JR East 2,543.4
JR Central 1,367.0
JR West 1,190.6

(Millions of Yen)

| Years ended March 31 | 2002 | 2003 | 2004 |
|---|---|---|---|
| **JR East** | **2,543,378** | **2,565,671** | **2,542,297** |
| JR Central | 1,366,965 | 1,363,034 | 1,384,055 |
| JR West | 1,190,610 | 1,165,571 | 1,215,735 |

### Net Income

(Billions of Yen)


2004
JR East 119.9
JR Central 72.3
JR West 47.0
2003
JR East 98.0
JR Central 49.1
JR West 41.6
2002
JR East 47.6
JR Central 42.1
JR West 45.5

(Millions of Yen)

| Years ended March 31 | 2002 | 2003 | 2004 |
|---|---|---|---|
| **JR East** | **47,551** | **97,986** | **119,866** |
| JR Central | 42,090 | 49,085 | 72,278 |
| JR West | 45,537 | 41,644 | 47,016 |

### Free Cash Flows

(Billions of Yen)


2004
JR East 152.5
JR Central 219.1
JR West 48.5
2003
JR East 236.9
JR Central 214.0
JR West 66.8
2002
JR East 349.4
JR Central 286.7
JR West 117.4

(Millions of Yen)

| Years ended March 31 | 2002 | 2003 | 2004 |
|---|---|---|---|
| **JR East** | **349,400** | **236,882** | **152,470** |
| JR Central | 286,745 | 214,032 | 219,086 |
| JR West | 117,380 | 66,830 | 48,538 |

Note: Free cash flows are the net of cash flows from operating activities and cash flows from investing activities.

## Return on Average Equity (ROE)

(%)


2004
JR East 11.5
JR Central 9.9
JR West 10.2
2003
JR East 10.2
JR Central 7.2
JR West 9.8
2002
JR East 5.1
JR Central 6.5
JR West 11.0

| Years ended March 31 | 2002 | 2003 | 2004 |
|---|---|---|---|
| JR East | 5.1% | 10.2% | 11.5% |
| JR Central | 6.5% | 7.2% | 9.9% |
| JR West | 11.0% | 9.8% | 10.2% |

Note: Average equity is the average of equity at the end of the previous and applicable fiscal years.

## Ratio of Operating Income to Average Assets (ROA)

(%)


2004
JR East 5.2
JR Central 6.2
JR West 5.2
2003
JR East 4.9
JR Central 6.1
JR West 5.1
2002
JR East 4.4
JR Central 6.4
JR West 4.7

| Years ended March 31 | 2002 | 2003 | 2004 |
|---|---|---|---|
| JR East | 4.4% | 4.9% | 5.2% |
| JR Central | 6.4% | 6.1% | 6.2% |
| JR West | 4.7% | 5.1% | 5.2% |

Note: Average assets is the average of assets at the end of the previous and applicable fiscal years.

## Earnings per Share

(Yen)


2004
JR East 29,928
JR Central 32,173
JR West 23,423
2003
JR East 24,453
JR Central 21,802
JR West 20,740
2002
JR East 11,888
JR Central 18,791
JR West 22,769

## Operating Cash Flow per Share

(Yen)


2004
JR East 96,784
JR Central 165,314
JR West 70,146
2003
JR East 108,347
JR Central 171,130
JR West 65,140
2002
JR East 113,761
JR Central 160,769
JR West 49,795

Note: Data in this section have been calculated by JR East based on figures in JR Central and JR West financial press releases.

## RAILWAY OPERATIONS IN TOKYO

JR East alone provides nearly half of the huge volume of railway transportation in the Tokyo area, where railways account for 50% of all transportation. With an immense population, the Tokyo area is sure to generate a large amount of demand for transportation services.

## Transportation in the Tokyo Area

### Number of Passengers



2002
JR East
Other Railways
Motor Vehicles
Airlines and Ships


| Years ended March 31 | | 1998 | | 1999 | | 2000 | | 2001 | | 2002 | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Millions | % | Millions | % | Millions | % | Millions | % | Millions | % |
| Railways | **JR East** | **5,359** | **20.5%** | **5,306** | **20.3%** | **5,302** | **20.7%** | **5,281** | **20.5%** | **5,275** | **19.9%** |
| | Other Railways | 7,766 | 29.6% | 7,792 | 29.9% | 7,715 | 30.1% | 7,774 | 30.2% | 7,945 | 29.9% |
| Motor Vehicles | | 13,031 | 49.8% | 12,965 | 49.7% | 12,561 | 49.0% | 12,658 | 49.2% | 13,299 | 50.1% |
| Airlines and Ships | | 34 | 0.1% | 35 | 0.1% | 36 | 0.2% | 36 | 0.1% | 37 | 0.1% |
| Total | | 26,190 | 100.0% | 26,098 | 100.0% | 25,614 | 100.0% | 25,749 | 100.0% | 26,556 | 100.0% |

Notes: 1. JR East figures include data from the bordering lines of JR Central.
2. Statistics are based on surveys that used borders that do not match exactly JR East's Tokyo Metropolitan Area Network.
Source: Survey of Regional Passenger Movement, Ministry of Land, Infrastructure and Transport

### Major Railways in the Tokyo Area

| | Passenger Line Network* | | Passenger Kilometers** | | Revenues from Passenger Tickets** | |
|---|---|---|---|---|---|---|
| | km | % | Millions | % | Billions of Yen | % |
| **JR East** | **1,106.1** | **42.8%** | **76,278** | **48.3%** | **844.7** | **44.3%** |
| Tobu Railway | 463.3 | 17.9% | 12,747 | 8.1% | 142.7 | 7.5% |
| Tokyo Metro | 183.2 | 7.1% | 16,043 | 10.2% | 265.0 | 13.9% |
| Seibu Railway | 176.6 | 6.8% | 8,699 | 5.5% | 93.7 | 4.9% |
| Toei (Tokyo Metropolitan Government) | 121.5 | 4.7% | 4,999 | 3.2% | 105.5 | 5.5% |
| Odakyu Electric Railway | 120.5 | 4.7% | 10,454 | 6.6% | 108.1 | 5.7% |
| Keisei Electric Railway | 102.4 | 4.0% | 3,483 | 2.2% | 49.1 | 2.6% |
| Tokyu Corporation | 102.1 | 3.9% | 9,290 | 5.9% | 118.5 | 6.2% |
| Keihin Electric Express Railway | 87.0 | 3.4% | 6,151 | 3.9% | 71.9 | 3.8% |
| Keio Electric Railway | 84.7 | 3.3% | 7,031 | 4.4% | 74.8 | 3.9% |
| Sagami Railway | 35.9 | 1.4% | 2,645 | 1.7% | 31.8 | 1.7% |
| Total | 2,583.3 | 100.0% | 157,820 | 100.0% | 1,905.8 | 100.0% |

### Passenger Line Network*

(Kilometers)



JR East 1,106.1
Tobu 463.3
Tokyo Metro 183.2
Seibu 176.6
Toei 121.5
Odakyu 120.5
Keisei 102.4
Tokyu 102.1
Keihin 87.0
Keio 84.7
Sagami 35.9


### Passenger Kilometers**

(Millions)



JR East 76,278
Tobu 12,747
Tokyo Metro 16,043
Seibu 8,699
Toei 4,999
Odakyu 10,454
Keisei 3,483
Tokyu 9,290
Keihin 6,151
Keio 7,031
Sagami 2,645


### Revenues from Passenger Tickets**

(Billions of Yen)



JR East 844.7
Tobu 142.7
Tokyo Metro 265.0
Seibu 93.7
Toei 105.5
Odakyu 108.1
Keisei 49.1
Tokyu 118.5
Keihin 71.9
Keio 74.8
Sagami 31.8


* As of March 31, 2003, except for Toei (Tokyo Metropolitan Government) figures, which are as of March 31, 2002
** For the year ended March 31, 2003, except for Toei (Tokyo Metropolitan Government) figures and revenues from passenger tickets for Tokyo Metro, which are as of March 31, 2002
Notes: 1. Figures do not include freight lines.
2. Data used for JR East are data of Tokyo Metropolitan Area Network.
3. Teito Rapid Transit Authority was privatized on April 1, 2004, to form Tokyo Metro.
Sources: 1. Toei (Tokyo Metropolitan Government): Statistics of Railways 2001, Ministry of Land, Infrastructure and Transport
2. Other: Homepage of the Association of Japanese Private Railways. Revenues from passenger tickets are based on figures from the financial press releases of each company.
Note: Figures for JR East on this page do not include Tokyo Monorail.

## Fundamentals

### Net Domestic Product


2002
Tokyo Area
Other

| Years ended March 31 | 1998 | | 1999 | | 2000 | | 2001 | | 2002 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Billions of Yen | % | Billions of Yen | % | Billions of Yen | % | Billions of Yen | % | Billions of Yen | % |
| Tokyo Area | 118,372 | 30.4% | 117,333 | 30.5% | 117,849 | 30.8% | 118,108 | 30.7% | 113,788 | 30.7% |
| Other | 270,948 | 69.6% | 267,568 | 69.5% | 264,350 | 69.2% | 266,257 | 69.3% | 257,087 | 69.3% |
| Total | 389,320 | 100.0% | 384,901 | 100.0% | 382,199 | 100.0% | 384,365 | 100.0% | 370,875 | 100.0% |

Source: Annual Report on Prefectural Economies, Cabinet Office

### Population


2003
Tokyo Area
Other

| As of October 1 | 1999 | | 2000 | | 2001 | | 2002 | | 2003 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Millions | % | Millions | % | Millions | % | Millions | % | Millions | % |
| Tokyo Area | 33.1 | 26.1% | 33.4 | 26.3% | 33.7 | 26.5% | 33.8 | 26.5% | 34.1 | 26.7% |
| Other | 93.6 | 73.9% | 93.5 | 73.7% | 93.6 | 73.5% | 93.6 | 73.5% | 93.5 | 73.3% |
| Total | 126.7 | 100.0% | 126.9 | 100.0% | 127.3 | 100.0% | 127.4 | 100.0% | 127.6 | 100.0% |

Source: Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications

### Population Density

(Per Square Kilometer)


2003
Tokyo Area
2,564
Other
257
National Average
338

| As of October 1 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| Tokyo Area | 2,495 | 2,516 | 2,534 | 2,548 | 2,564 |
| Other | 257 | 256 | 257 | 257 | 257 |
| National Average | 335 | 336 | 337 | 337 | 338 |

Note: JR East calculated these figures by using data from the following sources:
Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications; statistics from Geographical Survey Institute

Note: The statistics on this page are based on governmental boundaries and do not strictly correspond with JR East's operating area segments.

## ANALYSIS OF JR EAST'S RAILWAY OPERATIONS

The Tokyo area is JR East's primary market, and the Tokyo Metropolitan Area Network generates about half of the Company's railway revenues. Commuter-pass travel represents one of the major sources of JR East's revenues.

### Composition by Operating Area

*Passenger Line Network*



*Passenger Kilometers*



*Revenues from Passenger Tickets*



Shinkansen Network
Tokyo Metropolitan Area Network
Intercity and Regional Networks

| | Passenger Line Network* | | Passenger Kilometers** | | Revenues from Passenger Tickets** | |
|---|---|---|---|---|---|---|
| | km | % | Millions | % | Billions of Yen | % |
| Shinkansen Network | 1,052.9 | 14.0% | 18,747 | 14.9% | 466,052 | 28.0% |
| Tokyo Metropolitan Area Network | 1,106.1 | 14.7% | 76,724 | 61.0% | 847,645 | 50.8% |
| Intercity and Regional Networks | 5,367.8 | 71.3% | 30,281 | 24.1% | 352,745 | 21.2% |
| Total | 7,526.8 | 100.0% | 125,752 | 100.0% | 1,666,442 | 100.0% |

* As of March 31, 2004
** Year ended March 31, 2004
Notes: 1. Revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
2. Figures are for the parent company and do not include Tokyo Monorail.

### Composition of Commuter Passes—Overall

*Number of Passengers*



*Passenger Kilometers*



*Revenues from Passenger Tickets*



Commuter Passes
Other

| Year ended March 31, 2004 | Number of Passengers | | Passenger Kilometers | | Revenues from Passenger Tickets | |
|---|---|---|---|---|---|---|
| | Millions | % | Millions | % | Millions of Yen | % |
| Commuter Passes | 3,683 | 62.6% | 72,144 | 57.4% | 482,705 | 29.0% |
| Other | 2,203 | 37.4% | 53,608 | 42.6% | 1,183,737 | 71.0% |
| Total | 5,886 | 100.0% | 125,752 | 100.0% | 1,666,442 | 100.0% |

### Composition of Commuter Passes—by Passenger Kilometers

*Shinkansen Network*



*Tokyo Metropolitan Area Network*



*Intercity and Regional Networks*



Commuter Passes Other

| Year ended March 31, 2004 | Total | Commuter Passes | |
|---|---|---|---|
| | Millions | Millions | % |
| Shinkansen Network | 18,747 | 1,567 | 8.4% |
| Tokyo Metropolitan Area Network | 76,724 | 51,602 | 67.3% |
| Intercity and Regional Networks | 30,281 | 18,975 | 62.7% |
| Total | 125,752 | 72,144 | 57.4% |

### Composition of Commuter Passes—by Revenues from Passenger Tickets

*Shinkansen Network*



*Tokyo Metropolitan Area Network*



*Intercity and Regional Networks*



Commuter Passes Other

| Year ended March 31, 2004 | Total | Commuter Passes | |
|---|---|---|---|
| | Millions | Millions | % |
| Shinkansen Network | 466,052 | 21,481 | 4.6% |
| Tokyo Metropolitan Area Network | 847,645 | 343,253 | 40.5% |
| Intercity and Regional Networks | 352,745 | 117,971 | 33.4% |
| Total | 1,666,442 | 482,705 | 29.0% |

Notes: 1. Percentages represent passenger kilometers and revenue from passenger tickets attributable to commuter passes for each segment.
2. Revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
3. Figures are for the parent company and do not include Tokyo Monorail.

## Passenger Kilometers

(Millions)

| Years ended March 31 | | 2002 | 2003 | 2004 | 2004/2003 |
|---|---|---|---|---|---|
| Shinkansen Network | Commuter Passes | 1,550 | 1,544 | **1,567** | 101.5% |
| | Other | 16,191 | 16,732 | **17,180** | 102.7% |
| | Total | 17,741 | 18,276 | **18,747** | 102.6% |
| Conventional Lines | Commuter Passes | 70,970 | 70,523 | **70,577** | 100.1% |
| | Other | 36,205 | 36,377 | **36,428** | 100.1% |
| | Total | 107,175 | 106,900 | **107,005** | 100.1% |
| Tokyo Metropolitan Area Network | Commuter Passes | 51,758 | 51,484 | **51,602** | 100.2% |
| | Other | 24,442 | 24,794 | **25,122** | 101.3% |
| | Total | 76,200 | 76,278 | **76,724** | 100.6% |
| Intercity and Regional Networks | Commuter Passes | 19,212 | 19,039 | **18,975** | 99.7% |
| | Other | 11,763 | 11,583 | **11,306** | 97.6% |
| | Total | 30,975 | 30,622 | **30,281** | 98.9% |
| Total | Commuter Passes | 72,520 | 72,067 | **72,144** | 100.1% |
| | Other | 52,396 | 53,109 | **53,608** | 100.9% |
| | Total | 124,916 | 125,176 | **125,752** | 100.5% |

## Revenues from Passenger Tickets

(Millions of Yen)

| Years ended March 31 | | 2002 | 2003 | 2004 | 2004/2003 |
|---|---|---|---|---|---|
| Shinkansen Network | Commuter Passes | 21,333 | 21,246 | **21,481** | 101.1% |
| | Other | 437,086 | 436,126 | **444,571** | 101.9% |
| | Total | 458,419 | 457,372 | **466,052** | 101.9% |
| Conventional Lines | Commuter Passes | 465,950 | 462,855 | **461,224** | 99.6% |
| | Other | 743,200 | 744,330 | **739,166** | 99.3% |
| | Total | 1,209,150 | 1,207,185 | **1,200,390** | 99.4% |
| Tokyo Metropolitan Area Network | Commuter Passes | 346,058 | 344,095 | **343,253** | 99.8% |
| | Other | 495,490 | 500,589 | **504,392** | 100.8% |
| | Total | 841,548 | 844,684 | **847,645** | 100.4% |
| Intercity and Regional Networks | Commuter Passes | 119,892 | 118,760 | **117,971** | 99.3% |
| | Other | 247,710 | 243,741 | **234,774** | 96.3% |
| | Total | 367,602 | 362,501 | **352,745** | 97.3% |
| Total | Commuter Passes | 487,283 | 484,101 | **482,705** | 99.7% |
| | Other | 1,180,286 | 1,180,456 | **1,183,737** | 100.3% |
| | Total | 1,667,569 | 1,664,557 | **1,666,442** | 100.1% |

Notes: 1. Passenger kilometers and revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
2. Conventional Lines: Total of Tokyo Metropolitan Area Network and Intercity and Regional Networks
3. Figures are for the parent company and do not include Tokyo Monorail.

## Electric Power

JR East generates more than one-half of the electricity it uses.



Independent
Purchased


| Year ended March 31, 2004 | Millions of kWh | % |
|---|---|---|
| Thermal Generation | 1,940 | – |
| Hydroelectric Generation | 1,555 | – |
| Independent | 3,495 | 56.3% |
| Purchased | 2,711 | 43.7% |
| Total | 6,206 | 100.0% |

## NON-TRANSPORTATION BUSINESSES

JR East owns many stations with high potential that are used by numerous customers. JR East is carrying out its non-transportation businesses utilizing such management resources as stations.

### Number of Busy Stations

(Number of Stations)



JR East 86
32
JR Central 4
2
JR West 12
6
Tokyu 15
2
More than 200,000 Passengers per Day
More than 100,000 Passengers per Day


| | More than 100,000 Passengers per Day | More than 200,000 Passengers per Day |
|---|---|---|
| **JR East** | **86** | **32** |
| JR Central | 4 | 2 |
| JR West | 12 | 6 |
| Tokyu Corporation | 15 | 2 |

Year ended March 31, 2003
*Data based on figures from JR Central, JR West, and Tokyu Corporation*
Note: The numbers of station users at stations of JR East, JR Central, and JR West represent twice the number of passengers embarking.

### Comparison of Major Department Stores, Retail Sales, and Convenience Stores

(Billions of Yen)



JR East 366.4
Takashimaya 950.0
7-Eleven Japan 2,343.2
Tokyu Store 266.9
JR West 196.9


(Millions of Yen)

| | Operating Revenues |
|---|---|
| **JR East** | **366,438** |
| Takashimaya | 950,042 |
| 7-Eleven Japan | 2,343,177 |
| Tokyu Store | 266,910 |
| JR West | 196,856 |

Takashimaya = Takashimaya Company, Limited
7-Eleven Japan = Seven-Eleven Japan Co., Ltd.
Tokyu Store = Tokyu Store Chain Co., Ltd.
Year ended March 31, 2004 (Year ended February 29, 2004, for Takashimaya, 7-Eleven Japan, and Tokyu Store)
Data have been based on figures from financial press releases of each company.
The following figures are used as operating revenues:
JR East: Station space utilization, segment revenues from outside customers
Takashimaya: Department store business, segment revenues from outside customers
7-Eleven Japan: Total store sales (nonconsolidated)
Tokyu Store: Consolidated operating revenues
JR West: Sales of goods and food services business, segment revenues from third parties

### Comparison of Real Estate Leasing to Retailers and Other Tenants

*(Billions of Yen)*



JR East 175.2
Mitsui 259.4
Tokyu 148.5
JR West 58.0


*(Millions of Yen)*

| | Operating Revenues |
|---|---|
| **JR East** | **175,180** |
| Mitsui | 259,395 |
| Tokyu | 148,520 |
| JR West | 57,970 |

Mitsui = Mitsui Fudosan Co., Ltd.
Tokyu = Tokyu Corporation
Year ended March 31, 2004
*Data have been based on figures from financial press releases of each company.*
The following figures are used as operating revenues:
JR East: Shopping centers & office buildings, segment revenues from outside customers
Mitsui: Office buildings and commercial facilities revenues in leasing segment, outside customers
Tokyu: Real estate business, segment revenue from outside customers
JR West: Real estate business, segment revenues from third parties

### Domestic Hotel Chain Ranking by Guest Rooms

(Number of Guest Rooms)



Prince 23,859
Washington 18,736
Tokyu 14,718
JR East 4,938
JR West 2,536


| | Guest Rooms | Rank |
|---|---|---|
| Prince Hotels | 23,859 | 1st |
| Washington Group Hotels | 18,736 | 2nd |
| Tokyu Hotels | 14,718 | 3rd |
| **JR East Hotel Chain** | **4,938** | **14th** |
| JR West Hotels | 2,536 | 29th |

As of December 31, 2003
Data based on Japan Hotel Almanac 2004 by Ohta Publications

**COMMUTER PASS**
"Commuter pass" refers to a credit card sized pass that is either magnetically encoded or contains an integrated circuit (IC) chip and that allows travel between two stations during a period of one, three, or six months.

**HYBRID SHINKANSEN**
"Hybrid Shinkansen" refers to intercity rail systems that provide through service to certain destinations that are not part of a regular Shinkansen (as defined below) network, using specially designed trains capable of running on both Shinkansen lines and conventional lines that have been widened to a standard gauge. Hybrid Shinkansen lines are not covered by the Nationwide Shinkansen Railway Development Law.

**JNR**
"JNR" stands for the Japanese National Railways, the Government-owned public entity that was restructured into JNRSC (as defined below) on April 1, 1987. The railway operations and certain related businesses of JNR, along with certain necessary assets and associated liabilities, were succeeded to by the JR Companies (as defined below), the Shinkansen Holding Corporation (a predecessor entity to the Railway Development Fund, which was in turn succeeded by Corporation for Advanced Transport & Technology, which then merged with another entity to form JRTT (as defined below)), Railway Telecommunication Co., Ltd. (a predecessor of JAPAN TELECOM HOLDINGS CO., LTD.), Railway Information Systems Co., Ltd., and the Railway Technical Research Institute, and all of its other assets and liabilities became assets and liabilities of JNRSC.

**JNRSC**
"JNRSC" stands for JNR Settlement Corporation. JNRSC was dissolved on October 22, 1998, and all of its assets (including the 1,500,000 shares of JR East's common stock it beneficially owned at the time of such transfer) and a portion of its liabilities were transferred to JRCC.

**JR COMPANIES**
"JR Companies" refers to, collectively, JR East, Hokkaido Railway Company (JR Hokkaido), Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company (JR Shikoku), Kyushu Railway Company (JR Kyushu), and Japan Freight Railway Company (JR Freight).

**JR EAST**
"JR East" refers to East Japan Railway Company on a consolidated basis or, if the context so requires, on a nonconsolidated basis.

**JR LAW**
"JR Law" means the Law Concerning the Passenger Railway Companies and the Japan Freight Railway Company of 1986, as amended, which created the framework for the establishment of the JR Companies.

**JRTT**
"JRTT" stands for the Japan Railway Construction, Transport and Technology Agency, Incorporated Administrative Agency established in October 2003 upon the merger of the Japan Railway Construction Public Corporation (JRCC) and the Corporation for Advanced Transport & Technology. Its primary activity includes the construction of Shinkansen lines under the Nationwide Shinkansen Railway Development Law (see "Shinkansen") and other national projects. Within JR East's service area, JRTT is presently building Hokuriku Shinkansen and Tohoku Shinkansen extensions. JR East rents the Takasaki–Nagano segment of the Hokuriku Shinkansen line, operationally named Nagano Shinkansen, and the Morioka–Hachinohe segment of the Tohoku Shinkansen line from JRTT. JR East also rents some conventional lines from JRTT. The Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation was enforced in October 1998. This resulted in the liquidation of JNRSC and the transfer of JR East shares held by JNRSC to JRCC's JNR Settlement Headquarters. In June 2002, JRCC sold all remaining shares (500,000) to the public.

**NUMBER OF PASSENGERS**
"Number of passengers" comprises both passengers who begin their journey at the JR East station and passengers who transfer to JR East from other railway companies lines at the station.

**OPERATING KILOMETERS**
"Operating kilometers" means the actual length of a railway line between two stations, regardless of the number of tracks along the line. Fare and charge calculations are based on this figure.

**PASSENGER KILOMETERS**
"Passenger kilometers" means the number of passengers moving from one station to another multiplied by the distance (in operating kilometers) between such stations.

**ROLLING STOCK KILOMETERS**
"Rolling stock kilometers" means the number of train kilometers (as defined below) multiplied by the number of railcars comprising the train.

**SHINKANSEN**
"Shinkansen" refers to Japan's high-speed intercity rail systems operated by JR East, JR Central, JR West, and JR Kyushu. Several new Shinkansen lines are now under construction or in advanced planning stages under the Nationwide Shinkansen Railway Development Law.

***SUICA***
"*Suica*" refers to a pre-paid IC card that can be used at nearly all of JR East's stations in the Tokyo metropolitan area and in the Sendai area, permitting smooth, contactless passage through ticket gates. There are two types of card: a high-tech commuter pass (*Suica Pass*) and a stored-fare railway ticket (*Suica IO card*). Recently, an electronic money function has been added to *Suica*, which makes it possible to use them to purchase goods at stores in train station concourses (see page 30 for details).

**TOTAL LONG-TERM DEBT**
"Total long-term debt" refers to the aggregate of long-term debt and long-term liabilities incurred for purchase of railway facilities, including the current portion thereof.

**TRAIN KILOMETERS**
"Train kilometers" means the number of kilometers traveled by a train on operational routes, excluding movement within stations and rail yards.

# Stock Information

Stock Code: 9020

## Stock Price



JR East
(Thousands of Yen)
Nikkei
(Thousands of Yen)
800
700
600
500
400
300
200
100
0
25.0
22.5
20.0
17.5
15.0
12.5
10.0
7.5
0.0
JR East Average Stock Price
Nikkei Average
1999
2000
2001
2002
2003
2004


| | 1999 II | III | IV | 2000 I | II | III | IV | 2001 I | II | III | IV | 2002 I | II | III | IV | 2003 I | II | III | IV | 2004 I |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| High | ¥ 768 | ¥ 748 | ¥ 678 | ¥ 569 | ¥ 646 | ¥ 655 | ¥ 688 | ¥ 682 | ¥ 720 | ¥ 742 | ¥ 742 | ¥ 640 | ¥ 623 | ¥ 597 | ¥ 594 | ¥ 600 | ¥ 576 | ¥ 552 | ¥ 554 | ¥ 584 |
| Low | 648 | 653 | 550 | 430 | 528 | 559 | 577 | 568 | 640 | 656 | 574 | 510 | 537 | 532 | 540 | 507 | 513 | 487 | 485 | 502 |
| Average | 700.1 | 690.4 | 605.6 | 508.3 | 598.7 | 602.9 | 632.3 | 632.6 | 684.2 | 699.4 | 654.1 | 564.1 | 576.5 | 568.9 | 567.2 | 548.4 | 542.5 | 519.7 | 509.7 | 527.6 |
| Average Daily Trading Volume (Shares) | 3,284 | 7,866 | 5,099 | 5,820 | 5,364 | 4,500 | 5,555 | 8,294 | 5,636 | 8,077 | 8,407 | 8,693 | 10,699 | 10,133 | 6,785 | 8,034 | 8,878 | 12,240 | 9,794 | 11,373 |

Note: Average stock prices are computed using closing prices.
Source: Tokyo Stock Exchange

## Major Shareholders

| As of March 31, 2004 | Number of Shares Held | Percentage of Total Issued Shares |
|---|---|---|
| Japan Trustee Services Bank, Ltd., trust accounts | 287,858 | 7.20% |
| The Master Trust Bank of Japan, Ltd., trust accounts | 227,845 | 5.70% |
| Mizuho Corporate Bank, Ltd. | 199,899 | 5.00% |
| The JR East Employees Shareholding Association | 131,018 | 3.28% |
| The Chase Manhattan Bank, N.A., London | 118,613 | 2.97% |
| State Street Bank and Trust Company | 107,708 | 2.69% |
| The Sumitomo Mitsui Banking Corporation | 105,300 | 2.63% |
| The Bank of Tokyo-Mitsubishi, Ltd. | 95,000 | 2.38% |
| Nippon Life Insurance Company | 80,000 | 2.00% |
| The Chase Manhattan Bank, N.A., London Secs Lending Omnibus Account | 76,562 | 1.91% |

## Corporate Data

(As of March 31, 2004)

| | |
|---|---|
| Number of Employees | 77,009* (57,975 at parent company)<br>* Excluding employees assigned to other companies and employees on temporary leave |
| Number of Stations | 1,697 |
| Number of Rolling Stock | 13,039 |
| Average Daily Train Runs | 12,527 |
| Passenger Line Network | 7,526.8 kilometers |
| Number of Passengers Served Daily | About 16 million (average for the year ended March 31, 2004) |
| Total Number of Shares Issued | 4,000,000 |
| Total Number of Shares Outstanding | 3,999,235 |
| Paid-in Capital | ¥200,000 million |
| Number of Shareholders | 337,193 |
| Stock Exchange Listings | Tokyo, Osaka, Nagoya |
| Transfer Agent | The Mitsubishi Trust and Banking Corporation<br>4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan |

## For Inquiries

| | |
|---|---|
| Head Office | 2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan<br>Phone: +81 (3) 5334-1310<br>Facsimile: +81 (3) 5334-1297<br>E-mail: ir@jreast.co.jp<br>bond@jreast.co.jp |
| New York Office | One Rockefeller Plaza, New York, N.Y. 10020, U.S.A.<br>Phone: +1 (212) 332-8686<br>Facsimile: +1 (212) 332-8690 |
| Paris Office | 24-26, rue de la Pépinière, 75008 Paris, France<br>Phone: +33 (1) 45-22-60-48<br>Facsimile: +33 (1) 43-87-82-87 |
| Internet Addresses | JR East: http://www.jreast.co.jp/e/<br>Ticket reservations: http://www.world.eki-net.com/<br>Ecology: http://www.jreast.co.jp/e/environment/<br>(Sustainability Report) |

Tokyo and Eastern Honshu...
EAST JAPAN RAILWAY COMPANY

2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan
http://www.jreast.co.jp/e/



Printed in Japan